SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of, May 2013

Commission File Number 000-29898

Research In Motion Limited

(Translation of registrant’s name into English)

295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1.	Notice of Annual and Special Meeting of the Shareholders.

2.	Notice to Beneficial Holders of Annual and Special Meeting.

3.	Notice to Registered Holders of Annual and Special Meeting.

4.	Management Information Circular.

5.	Form of Proxy.

This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294), October 21, 2002 (File No. 333-100684), April 28, 2008 (File No. 333-150470) and on October 3, 2011 (File No. 333-177149).

Document 1

RESEARCH IN MOTION LIMITED

Notice of Annual and Special Meeting of the Shareholders

NOTICE IS HEREBY GIVEN THAT the Annual and Special Meeting of the shareholders (the “Meeting”) of Research In Motion Limited (the “Company”) will be held on July 9, 2013, at the Humanities Theatre, University of Waterloo, 200 University Avenue West, Waterloo, Ontario N2L 3G1, at 10:00 a.m. (Eastern Daylight Time) for the following purposes:

1.	TO RECEIVE and consider the consolidated financial statements of the Company for the fiscal year ended March 2, 2013 and the auditor’s report thereon;

2.	TO ELECT the directors of the Company;

3.	TO RE-APPOINT the auditors of the Company and to authorize the board of directors to fix the auditors’ remuneration;

4.	TO CONSIDER a special resolution to change the Company’s name from Research In Motion Limited to BlackBerry Limited;

5.	TO CONSIDER a resolution to amend and restate By-Law No. A3 of the Company;

6.	TO CONSIDER a resolution to approve a new equity incentive plan;

7.	TO CONSIDER an advisory (non-binding) resolution on executive compensation; and

8.	TO TRANSACT such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Details of the foregoing transactions are contained in the accompanying management information circular. The management information circular is deemed to form part of this notice.

A registered shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must complete the enclosed form of proxy and deposit it with the Company’s transfer agent and registrar, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 Attention: Proxy Department, on or before 10:00 a.m. (Eastern Daylight Time) on July 5, 2013 or at least 48 hours, excluding Saturdays, Sundays and holidays, prior to any adjournment or postponement of the Meeting at which the proxy is to be used. If you hold your shares through a broker or other intermediary, you should follow the procedures provided by your broker or intermediary.

Non-registered/beneficial shareholders may be subject to earlier voting deadlines as specified in their proxy or voting instructions.

Shareholders who are unable to attend the Meeting in person are requested to date, complete, sign and return the enclosed form of proxy so that as large a representation as possible may be available for the Meeting.

DATED at Waterloo, Ontario this 21st day of May, 2013.

BY ORDER OF THE BOARD

(signed) Barbara Stymiest, Chair

Document 2

RESEARCH IN MOTION LIMITED

Annual and Special Meeting of Shareholders

Notice and Access Notification to Shareholders

To our shareholders,

We have decided to use the new “notice-and-access” system recently adopted by the Canadian Securities Administrators for delivery of this year’s proxy materials. Under notice-and-access, you still receive a proxy or voting instruction form enabling you to vote at the Research in Motion Limited (“BlackBerry”) annual and special meeting. However, instead of a paper copy of the management information circular and other proxy materials, you have received this notice, which contains information about how to access these materials electronically at the following website: www.envisionreports.com/BlackBerry. Electronic delivery reduces the cost and environmental impact of producing and distributing paper copies of documents in very large quantities. It also provides shareholders with faster access to information about BlackBerry.

MEETING DATE AND LOCATION

WHEN:	Tuesday, July 9, 2013	WHERE:	The Humanities Theatre
	10:00 a.m. (Eastern Daylight Time)		University of Waterloo
200 University Avenue West
Waterloo, Ontario N2L 3G1

WHO CAN VOTE

Holders of BlackBerry common shares as of 5:00 p.m. (Eastern Daylight Time) on May 21, 2013.

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS:

DIRECTORS: At the meeting, nine individuals are proposed to be elected to our board of directors. All of these individuals are currently directors of BlackBerry. Eight of the nine nominees for election as directors are independent. The roles and responsibilities of the Chair and the CEO are separate. Additional information may be found in the “Business to be Transacted at the Meeting – Election of Directors” section of our management information circular.

AUDITOR: We are proposing to re-appoint Ernst & Young LLP as our independent auditor and to authorize the board of directors to fix their remuneration. Additional information may be found in the “Business to be Transacted at the Meeting – Re-appointment of Independent Auditors and Authorization of Directors to Fix the Auditors’ Remuneration” section of our management information circular.

BLACKBERRY NAME CHANGE: We are proposing to formally change our name from “Research in Motion Limited” to “BlackBerry Limited”. Additional information may be found in the “Business to be Transacted at the Meeting – Changing the Company’s name from Research In Motion Limited to BlackBerry Limited” section of our management information circular.

AMENDMENT AND RESTATEMENT OF BY-LAW NO. A3: We are proposing to approve an amendment and restatement of By-Law No. A3 of BlackBerry. Additional information may be found in the “Business to be Transacted at the Meeting – Amendment and Restatement of By-Law No. A3 of the Company” section of our management information circular.

EQUITY INCENTIVE PLAN APPROVAL: We are proposing to approve a new Equity Incentive Plan. Additional information may be found in the “Business to be Transacted at the Meeting – Approval of the New Equity Incentive Plan” section of our management information circular.

ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION: As in 2012, we are proposing a non-binding advisory “say on pay” resolution related to executive compensation. Additional information may be found in the “Business to be Transacted at the Meeting – Advisory Vote on Executive Compensation” section of our management information circular.

OTHER BUSINESS: If any other items of business are properly brought before the meeting (or any adjourned or postponed meeting), shareholders will be asked to vote. We are not aware of any other items of business at this time.

SHAREHOLDERS ARE REMINDED TO VIEW OUR PROXY MATERIALS PRIOR TO VOTING.

WEBSITES WHERE PROXY MATERIALS ARE POSTED

You can find the management information circular and other proxy materials at the following websites:

www.envisionreports.com/BlackBerry

www.sedar.com

www.sec.gov

HOW TO OBTAIN PAPER COPIES OF THE PROXY MATERIALS

Beneficial shareholders may request that paper copies of the proxy materials be sent to them by mail at no cost. Requests for meeting material may be made up to one year from the date that our management information circular was filed on SEDAR, online at www.proxyvote.com or by telephone at 1.877.907.7643 and entering the 12-digit control number located on your voting instruction form and following the instructions provided.

Requests should be received at least five business days in advance of the date and time set out in your voting instruction form as a voting deadline if you would like to receive the proxy materials in advance of the proxy voting deadline and meeting date.

Those shareholders with existing instructions on their account to receive paper material will receive a paper copy of the information circular.

VOTING

Beneficial shareholders are asked to return their voting instructions using the following methods at least one business day in advance of the proxy deposit date noted on your voting instruction form:

INTERNET:	Go to www.proxyvote.com and follow the instructions.

TELEPHONE:	You may enter your voting instructions by telephone at: 1-800-474-7493 (English) or 1- 800-474-7501 (French).

FACSIMILE:	Fax to 1-905-507-7793

MAIL:	Complete the voting instruction form, sign it and mail it to the following address:

Data Processing Centre
P.O. Box 2800, STN LCD Malton
Mississauga, Ontario L5T 2T7

Beneficial shareholders with questions about notice-and-access may call Broadridge Investor Communications Solutions at 1.855.887.2244 (toll free in Canada and the United States).

Document 3

Control Number

Have questions about this notice? Call the Toll
Free Number below or scan the QR code to find out more
1-866-964-0492 - Toll Free
www.computershare.com/ noticeandaccessviden

Notice of Meeting

            Important Notice Regarding the Availability of Proxy Materials for

            RESEARCH IN MOTION LIMITED Annual and Special Meeting to be

            held at the Humanities Theater, University of Waterloo, 200 University Avenue

             West, Waterloo, ON N2L 3G1 on July 9, 2013, at 10:00 am, Eastern Time

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We have decided to use the new “notice-and-access” system recently adopted by the Canadian Securities Administrators for delivery of this year’s proxy materials. Under notice-and-access, you still receive a proxy or voting instruction form enabling you to vote at the Research in Motion Limited (“BlackBerry”) annual and special meeting. Electronic delivery reduces the cost and environmental impact of producing and distributing paper copies of documents in very large quantities. It also provides shareholders with faster access to information about BlackBerry.

You are receiving this notice to advise that the proxy materials for the above noted securityholders’ meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the information circular and other proxy materials before voting. The information circular and other relevant materials are available at:

www.envisionreports.com/BlackBerry

OR

www.sedar.com

Obtaining a Copy of the Proxy Materials
If you would like to receive a paper copy of the current meeting materials by mail, you must request one. There is no charge to you for requesting a copy.	Fold

Call us Toll Free at 1-866-962-0498 within North America and Outside North America (514) 982-8716 and enter your control number as indicated on this notice to request a paper copy of the materials for the current meeting.

To ensure you receive the material in advance of the voting deadline and meeting date, all requests must be received by us not later than, June 28, 2013 to ensure timely receipt. If you do request the current materials, please note that another Voting Instruction Form/Proxy will not be sent; please retain your current one for voting purposes.

To obtain paper copies of the materials after the meeting date, please contact 1-866-964-0492. Those shareholders with existing instructions on their account to receive paper material will receive a paper copy of the information circular.

00Z78D

Securityholder Meeting Notice

PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote online, by telephone or by mailing the enclosed Proxy for receipt before 10:00 am, Eastern Time on July 5, 2013 using the enclosed Business Reply Envelope.

The resolutions to be voted on at the meeting are listed below along with the Sections within the Information Circular where disclosure regarding the matter can be found.
1.	Election of Directors – Section in Information Circular:

Business to be Transacted at the Meeting – Election of Directors
2.	Appointment of Auditors – Section in Information Circular:

Business to be Transacted at the Meeting – Re-appointment of Independent Auditors and Authorization of Directors to Fix the Auditors’ Remuneration
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3.	Changing the Company’s name from Research In Motion Limited to BlackBerry Limited – Section in Information Circular:

Business to be Transacted at the Meeting – Changing the Company’s name from Research In Motion Limited to BlackBerry Limited
4.	Amendment and Restatement of By-Law No. A3 of the Company – Section in Information Circular:

Business to be Transacted at the Meeting – Amendment and Restatement of By-Law No. A3 of the Company
5.	Approval of a New Equity Incentive Plan – Section in Information Circular:

Business to be Transacted at the Meeting – Approval of the New Equity Incentive Plan
6.	Advisory Vote on Executive Compensation – Section in Information Circular:

Business to be Transacted at the Meeting – Advisory Vote on Executive Compensation

Annual Financial statement delivery

•	Only Registered and Beneficial holders who opted to receive one

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00Z79C

Document 4

RESEARCH IN MOTION LIMITED

Management Information Circular

for the

Annual and Special Meeting of Shareholders

Tuesday, July 9, 2013

TABLE OF CONTENTS

NOTICE TO UNITED STATES SHAREHOLDERS		1

CURRENCY		1

QUESTIONS AND ANSWERS ON VOTING RIGHTS AND SOLICITATION OF PROXIES		2

BUSINESS TO BE TRANSACTED AT THE MEETING		6

1.	Presentation of Financial Statements	6
2.	Election of Directors	6
3.	Re-appointment of Independent Auditors and Authorization of Directors to fix the Auditors’ Remuneration	17
4.	Changing the Company’s name from Research In Motion Limited to BlackBerry Limited	17
5.	Amendment and Restatement of By-Law No. A3 of the Company	18
6.	Approval of the New Equity Incentive Plan	19
7.	Advisory Vote on Executive Compensation	24

EXECUTIVE COMPENSATION		25

1.	Compensation Discussion and Analysis	25
2.	Directors’ Compensation	51

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS		54

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE		54

INDEMNIFICATION		55

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON		55

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS		55

REPORT ON CORPORATE GOVERNANCE PRACTICES		58

BOARD COMMITTEES		60

ADDITIONAL INFORMATION		64

APPROVAL		64

Schedule “A” - Corporate Governance Practices	A-1

Schedule “B” - Mandate Of The Board Of Research In Motion Limited	B-1

Schedule “C” - Amended And Restated By-Law No. A3	C-1

Schedule “D” - Equity Incentive Plan	D-1

Schedule “E” - Say On Pay Policy	E-1

NOTICE TO UNITED STATES SHAREHOLDERS

The solicitation of proxies by the Company is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and Regulation 14A thereunder, by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the U.S. Exchange Act. Accordingly, this Management Information Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Shareholders in the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act.

CURRENCY

In this Management Information Circular, unless otherwise specified herein, all references to dollar amounts are to U.S. dollars. Unless otherwise noted, all Canadian dollar amounts have been converted into U.S. dollars at the following Bank of Canada average rates:

Fiscal 2013: U.S. $1.00 = CDN $0.9990

Fiscal 2012: U.S. $1.00 = CDN $0.9913

Fiscal 2011: U.S. $1.00 = CDN $1.0207

Any amounts in Canadian dollars have been highlighted by the inclusion of the prefix “CDN” before a specified dollar amount.

This management information circular (the “Management Information Circular”) is furnished in connection with the solicitation of proxies by management of Research In Motion Limited (the “Company” or “BlackBerry”) for use at the annual and special meeting of the shareholders of the Company to be held on Tuesday, July 9, 2013 at 10:00 a.m. (the “Meeting”) at the Humanities Theatre, University of Waterloo, 200 University Avenue West, Waterloo, Ontario N2L 3G1 and at any adjournment thereof for the purposes set forth in the enclosed notice of meeting (“Notice of Meeting”). A form of proxy or voting instruction form accompanies this Management Information Circular. Unless otherwise indicated, the information in this Management Information Circular is given as at May 21, 2013.

QUESTIONS AND ANSWERS ON VOTING RIGHTS AND

SOLICITATION OF PROXIES

1.	Who is soliciting my proxy?

Proxies are being solicited by management of the Company for use at the Meeting. Proxies will be solicited primarily by mail but may also be solicited personally, by telephone, electronic mail or by facsimile by employees of the Company at nominal costs. Management may also retain one or more proxy solicitation firms to solicit proxies on its behalf by telephone, electronic mail or by facsimile. Management expects that the costs of retaining a proxy solicitation firm or firms would not exceed $50,000. The costs of solicitation by management will be borne by the Company.

The Company may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of common shares of the Company (“Common Shares”) such as brokers, dealers, other registrants under applicable securities laws, nominees or custodians, in sending or delivering copies of this Management Information Circular, the Notice of Meeting and form of proxy or voting instruction form to the beneficial owners of Common Shares. The Company will provide, without cost to such persons, upon request to the Corporate Secretary of the Company, additional copies of these documents required for this purpose.

2.	How can I receive information about the Meeting?

This year, the Company is using the new ‘‘notice-and-access’’ system recently adopted by the Canadian Securities Administrators for the delivery of proxy materials to registered and beneficial shareholders through the following website: www.envisionreports.com/BlackBerry. As a result, the Company mailed a notice about the website availability of the proxy materials to registered and beneficial shareholders who had previously been receiving a paper copy of the proxy materials. Registered and beneficial shareholders have the ability to access the proxy materials on the above website and to request a paper copy of the proxy materials. Instructions on how to access the proxy materials through the above website or to request a paper copy are found in the notice. Those shareholders with existing instructions on their account to receive paper material will receive a paper copy of this Management Information Circular and the Company’s Annual Report.

The Company is not sending proxy-related materials directly to non-objecting beneficial owners of Common Shares, but will make delivery through intermediaries. The Company will pay for intermediaries to deliver proxy-related materials to both non-objecting and objecting beneficial owners of Common Shares.

3.	On what items am I voting?

You are being asked to vote on six items:

(1)	the election of directors to the Company’s board of directors (the “Board”);
(2)	the re-appointment of Ernst and Young LLP as the Company’s independent auditors and the authorization of the Board to fix the auditors’ remuneration;
(3)	changing the Company’s name from Research In Motion Limited to BlackBerry Limited;
(4)	the amendment and restatement of By-Law No. A3 of the Company;
(5)	the approval of a new equity incentive plan to replace the Company’s existing restricted share unit and stock option plans; and
(6)	a non-binding advisory vote on the Company’s approach to executive compensation as described in this Management Information Circular.

4.	Who is eligible to vote?

Holders of Common Shares registered on the books of the Company at the close of business on May 21, 2013 (the “Record Date”) and their duly appointed representatives are eligible to vote at the Meeting.

5.	How can I vote?

If you are a registered shareholder, you may vote your Common Shares in person at the Meeting or you may sign the enclosed form of proxy appointing the persons named in the proxy or some other person or company you choose, who need not be a shareholder of the Company, to represent you as a proxyholder and vote your Common Shares.

If your Common Shares are registered in the name of an intermediary (an “Intermediary”), such as a bank, trust company, securities broker, trustee, custodian, or other nominee who holds your Common Shares on your behalf, or in the name of a clearing agency in which your Intermediary is a participant, please see the answer to the question “How do I vote if my Common Shares are held in the name of an Intermediary?”

6.	How do I vote my shares in person at the Meeting?

If you are a registered shareholder and plan to attend the Meeting on July 9, 2013 and wish to vote your Common Shares in person, do not complete the enclosed form of proxy as you will be voting your Common Shares in person and your vote will be taken and counted at the Meeting. Please register with the Company’s transfer agent, Computershare Investor Services Inc. (the “Transfer Agent”), upon arrival at the Meeting.

7.	What happens if I sign the enclosed form of proxy?

Signing the enclosed form of proxy gives authority to Thorsten Heins, President and Chief Executive Officer of the Company, or failing him, Barbara Stymiest, Chair of the Board, to vote your Common Shares at the Meeting in accordance with your instructions. You have the right to appoint a person or company (who need not be a shareholder of the Company), other than the persons designated in the enclosed form of proxy, to represent you at the Meeting. This right may be exercised by inserting the name of such person or company in the blank space provided in the proxy or by completing another proper form of proxy.

8.	What should I do with my completed form of proxy?

If you wish to be represented by proxy at the Meeting or any adjournment thereof you must, in all cases, deposit the completed proxy with Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 Attention: Proxy Department, on or before 10:00 a.m. (Eastern Daylight Time) on Friday July 5, 2013 or at least 48 hours, excluding Saturdays, Sundays and holidays, prior to any adjournment or postponement of the Meeting at which the proxy is to be used. A proxy should be executed by you or your attorney duly authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney thereof.

9.	How will my shares be voted if I give my proxy?

The Common Shares represented by proxies in favour of persons named therein will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if a shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the Common Shares represented by proxy will be voted accordingly. If a specification is not made with respect to any matter, the enclosed form of proxy confers discretionary authority and will be voted as follows:

1)	FOR the election as directors of each of the individuals listed herein as proposed nominees;

2)	FOR the re-appointment of Ernst & Young LLP as independent auditors of the Company and the authorization of the Board to fix the auditors’ remuneration;

3)	FOR the change of the Company’s name from Research In Motion Limited to BlackBerry Limited;

4)	FOR the amendment and restatement of By-Law No. A3 of the Company;

5)	FOR the approval of the new equity incentive plan; and

6)	FOR the non-binding advisory resolution to accept the Company’s approach to executive compensation as described in this Management Information Circular.

10.	If I change my mind, can I revoke my proxy once I have given it?

In addition to any other manner permitted by law, you may revoke a proxy before it is exercised by instrument in writing executed in the same manner as a proxy and deposited to either (i) the attention of the Corporate Secretary of the Company at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or (ii) with the Chair of the Meeting on the day of the Meeting or any adjournment thereof.

11.	What if amendments are made to the matters identified in the Notice of Meeting or other business comes before the Meeting?

The enclosed form of proxy confers discretionary authority upon the persons named therein to vote with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to any other matters that may properly come before the Meeting in such manner as the persons named therein in their judgment may determine. At the date hereof, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

12.	What constitutes a quorum at the Meeting?

The presence of two shareholders or proxyholders entitled to cast votes representing at least 20% of the issued and outstanding Common Shares will constitute a quorum at the Meeting or any adjournment of the Meeting. The Company’s list of shareholders as of the Record Date has been used to deliver to shareholders the Notice of Meeting and this Management Information Circular as well as to determine who is eligible to vote at the Meeting.

13.	How many shares are entitled to vote?

The authorized share capital of the Company consists of an unlimited number of Common Shares, Class A Shares and Preferred Shares. 524,159,844 Common Shares are issued and outstanding as of the Record Date, each of which carries the right to one vote on all matters that may come before the Meeting. No Class A Shares or Preferred Shares are currently issued and outstanding.

14.	Who are the principal shareholders of the Company?

To the knowledge of the directors and officers of the Company, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Company.

15.	How do I vote if my Common Shares are held in the name of an Intermediary?

The information set forth below is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not hold their Common Shares in their own name, and thus are non-registered shareholders. Non-registered shareholders should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. Common Shares held by an Intermediary can only be voted by the Intermediary (for, withheld or against resolutions) upon the instructions of the non-registered shareholder. Without specific instructions, Intermediaries are prohibited from voting Common Shares.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of a notice about the website availability of the proxy materials and a request for voting instructions (the “Notice Package”) to the clearing agencies and Intermediaries for onward distribution to registered and non-registered shareholders. The Company will not send the Notice Package directly to non-registered shareholders. It will pay the reasonable costs incurred by

Intermediaries to forward the Notice Package to non-registered shareholders. Non-registered shareholders with existing instructions on their account to receive paper material will receive a paper copy of this Management Information Circular and the Company’s Annual Report.

Non-registered shareholders will be given, in substitution for the proxy sent to registered shareholders, a voting instruction form which, when properly completed and signed by the non-registered shareholder and returned to the Intermediary, will constitute voting instructions which the Intermediary must follow.

If you are a non-registered shareholder, you should ensure that instructions respecting the voting of your Common Shares are communicated in a timely manner and in accordance with the instructions provided by your Intermediary. Applicable regulatory rules require Intermediaries to seek voting instructions from non-registered shareholders in advance of shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by non-registered shareholders in order to ensure that their Common Shares are voted at the Meeting.

A non-registered shareholder who wishes to vote in person may attend the Meeting as proxyholder for the Intermediary and vote their non-registered shareholders’ Common Shares in that capacity. If you are a non-registered shareholder who wishes to attend the Meeting and vote your Common Shares, you should enter your own name in the blank space on the form of proxy provided to you by your Intermediary and return it to the Intermediary in accordance with the instructions provided by the Intermediary.

16.	Is my vote confidential?

Under normal conditions, confidentiality of voting is maintained by virtue of the fact that the Transfer Agent tabulates proxies and votes. However, such confidentiality may be lost as to any proxy or ballot if a question arises as to its validity or revocation or any other like matter. Loss of confidentiality may also occur if the Board decides that disclosure is in the interest of the Company or its shareholders.

17.	Electronic voting at the meeting.

Voting on all proposals at the Meeting will be made through the use of electronic ballot. This allows us to expedite the voting process and present the final votes on screen at the Meeting. On arrival at the Meeting, all shareholders entitled to vote will be required to register with the Transfer Agent and given a hand-held device containing a personalized smart card with details of their shareholding to be used for the electronic vote. After each proposal is put to the Meeting by the Chair, you will be asked to cast your vote by pressing a button on your keypad. All the votes represented by shareholders present at the Meeting will be counted and added to those received by proxy, and the final votes will be shown on screen at the Meeting. If you have already voted by proxy you will not need a hand-held device. However should you wish to change your vote, you will still be able to do so at the Meeting using the hand-held device, and your vote on the day of the Meeting will replace your vote by proxy.

18.	What if I have other questions?

If you have a question regarding the Meeting, please contact Computershare Investor Services Inc., as follows:

By Mail: 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1

By Telephone: 1-800-564-6253

By Internet: investorcentre.com

BUSINESS TO BE TRANSACTED AT THE MEETING

1.	Presentation of Financial Statements

The audited consolidated financial statements of the Company for the fiscal year ended March 2, 2013 (“Fiscal 2013”), and the report of the auditors thereon, will be placed before the Meeting. These audited comparative consolidated financial statements, which are included in the Company’s Annual Report on Form 40-F were mailed to the Company’s registered and beneficial shareholders who requested it. The Company’s Annual Report on Form 40-F is available on the Company’s website at www.blackberry.com and on the System for Electronic Document Analysis and Retrieval (SEDAR) in Canada at www.sedar.com, and on the U.S. Securities and Exchange Commission’s EDGAR system at www.sec.gov.

2.	Election of Directors

The Company’s articles of amalgamation provide for the Board to consist of a minimum of one and a maximum of fifteen directors. Mr. John Richardson and Mr. John Wetmore are not standing for re-election to the Board. As a result, the number of directors to be elected at the Meeting has been fixed by the Board at nine. All of the proposed nominees are currently directors of the Company and have been directors since the dates indicated below. Each director elected at the Meeting will hold office until the next annual meeting of shareholders or until his or her successor is duly elected or appointed. During the current fiscal year, the Board expects to increase its membership by one or more qualified directors, taking into consideration the Board’s composition, experience and activity level.

Unless the shareholder directs that his or her Common Shares be otherwise voted or withheld from voting in connection with the election of any particular director or directors, the persons named in the enclosed form of proxy will vote FOR the election of each of the nine nominees whose names are set forth below. Management does not contemplate that any of the following nominees will be unable to serve as a director but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy will have the right to vote for another nominee in their discretion.

The following pages set out the names of the proposed nominees for election as directors together with, as applicable, their independence or non-independence under applicable securities laws and stock exchange rules, municipality of residence, age, year first elected or appointed as a director of the Company, present principal occupation, current membership on standing committees of the Board, record of attendance at meetings of the Board and its standing committees, directorships of other publicly-traded companies during the preceding five years and board interlocks. Also indicated for each person proposed as a director are the number and value on the Record Date of Common Shares beneficially owned, directly or indirectly, or over which control was exercised and the number of Deferred Share Units (“DSUs”) credited to the director under the Deferred Share Unit Plan for Directors (the “DSU Plan”) (1)(2). The same Common Share and DSU information is provided for the fiscal year ended March 3, 2012 (“Fiscal 2012”) with values determined as of the record date for the 2012 annual meeting.(3) See also the description of the DSU Plan under “Directors’ Compensation” in this Management Information Circular.

(1)

The value of Common Shares/DSUs as of the Record Date was calculated using the closing price of the Common Shares on the Nasdaq Stock Market (“NASDAQ”) on the Record Date, which was $14.77 per Common Share.

(2)

The following tables reflect Common Share and DSU ownership or control only and do not reflect stock option or restricted share unit (“RSU”) information for certain of the directors. Directors who are also officers of the Company are not compensated for Board service and do not receive DSUs. RSU information for Mr. Heins under the RSU Plan is reported under “Executive and Director Compensation” in this Management Information Circular.

(3)

The value of Common Shares/DSUs as of the record date for the 2012 annual meeting was calculated using the closing price of the Common Shares on NASDAQ on May 22, 2012, which was $11.06 per Common Share.

Timothy Dattels, San Francisco, California, U.S.A. (Independent Director)
Mr. Dattels, 54, has served as a director of the Company since July 2012. He has an M.B.A. from Harvard Business School and a B.A. (Honors) from the University of Western Ontario. Mr. Dattels is a Senior Partner of TPG Capital, LP. Prior to joining TPG, Mr. Dattels served as a Partner and Managing Director of Goldman Sachs and was head of Investment Banking for all Asian countries other than Japan. In addition to the public board memberships listed below, Mr. Dattels is a trustee of the San Francisco Ballet, San Francisco Jazz and the World Affairs Council.

Board/Committee Membership	Attendance
Board[1]	5/5	100%
Strategic Planning Committee[1]	2/2	100%
Overall attendance	7/7	100%

Public Board Membership in Past Five Years & Interlock
Name of Reporting Issuer	Period of Service
Current Boards
Shangri-La Asia Ltd.	2004 - Present

Other Boards in Past 5 Years
Sing Tao News Corp. Ltd.	2003 - 2010
Parkway Holdings Limited	2005 - 2010
Bank of Communications Co., Ltd.	2007 - 2008
Board Interlock

None

Areas of Expertise
• Corporate Finance • Investment Management • Corporate Strategy • International Business

Securities Held
Fiscal Year	Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs
2013	—	35,887	35,887	$530,051
2012	—	—	—	—
2012 Annual Meeting Voting Results
Year	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
2012	229,498,703	85.15	39,131,223	14.57

1.	Mr. Dattels’ attendance reflects his appointment to the Board in July 2012 prior to which there were six meetings of the Board and two meetings of the Strategic Planning Committee.

Thorsten Heins, Waterloo, Ontario, Canada (Non-Independent Director)
Mr. Heins, 55, has served as a director of the Company since January 2012 and is the President and Chief Executive Officer of the Company. He previously served as Chief Operating Officer, Product Engineering, overseeing the BlackBerry smartphone portfolio world-wide. Prior to joining the Company in 2007, Mr. Heins held several positions in the wireless industry including Chief Technology Officer of Siemens’ Communications Division and several general management positions in Siemens’ hardware and software businesses. Mr. Heins holds a Masters Degree in Science and Physics from the University of Hannover in Germany. He also serves as a member of the board of directors for the Canadian German Chamber of Industry and Commerce Inc.

Board/Committee Membership	Attendance
Board	11/11	100%
Strategic Planning Committee	4/4	100%
Innovation Committee	3/3	100%
Overall attendance	18/18	100%

Public Board Membership in Past Five Years & Interlock
Name of Reporting Issuer	Period of Service
Current Boards
None
Other Boards in Past 5 Years
None
Board Interlock
None

Areas of Expertise
• Advanced Technology • Industry and Research Experience • Executive Leadership • Strategic Leadership

Securities Held

Fiscal Year	Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs
2013	100,626	—	100,626	$1,486,246
2012	1,961	N/A	1,961	$21,689
2012 Annual Meeting Voting Results
Year	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
2012	228,734,506	85.15	39,895,420	14.85

David Kerr, Toronto, Ontario, Canada (Independent Director)
Mr. Kerr, 69, has served as a director of the Company since July 2007. Mr. Kerr has a B.Sc. from McGill University and is a Chartered Accountant. He is Managing Partner of Edper Financial Corporation, an investment holding company. From July 2002 to August 2006, Mr. Kerr was Chairman of Falconbridge Limited (formerly Noranda Inc.) and prior to that he was President and Chief Executive Officer of Falconbridge Limited. In addition to the public board memberships indicated below, Mr. Kerr is a director of the Special Olympics Canada Foundation and is a member of the advisory board of the Schulich School of Business, York University.

Board/Committee Membership	Attendance
Board	11/11	100%
Audit and Risk Management Committee	9/9	100%
Compensation, Nomination & Governance Committee	8/8	100%
Strategic Planning Committee	4/4	100%
Overall attendance	32/32	100%

Public Board Membership in Past Five Years & Interlock
Name of Reporting Issuer	Period of Service
Current Boards
Brookfield Asset Management Inc.	1987 - Present
Halmont Properties Corporation	2009 - Present

Other Boards in Past 5 Years
CanWest Global Communications Corp.	2007 - 2010
Sun Life Financial Inc.	2004 - 2013

Board Interlock
None

Areas of Expertise

•	Accounting and Corporate Finance

•	Corporate Governance

•	Executive Compensation and Succession

•	Public Company Board Experience

•	Investment Management

•	Executive Leadership

Securities Held

Fiscal Year	Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs
2013	30,000	28,952	58,952	$870,721
2012	15,000	11,465	26,465	$292,703
2012 Annual Meeting Voting Results
Year	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
2012	207,188,020	77.13	61,441,906	22.87

Claudia Kotchka, Cincinnati, Ohio, U.S.A. (Independent Director)
Ms. Kotchka, 61, has served as a director of the Company since July 2011. She has a B.B.A., Cum Laude, from Ohio University and is a Certified Public Accountant. Ms. Kotchka is an independent consultant to Fortune 500 companies on innovation, strategy and design. She is also a speaker at conferences and forums on design and innovation and has been featured in numerous books and articles on innovation. Prior to her retirement from Procter & Gamble, Inc. in 2009, she held various executive roles of increasing responsibility during her 31 year career, including Vice President, Design Innovation & Strategy and Vice President, eBusiness Ventures. Ms. Kotchka is a member of the board of trustees of the Smithsonian Design Museum at the Cooper-Hewitt in New York and is a regular guest lecturer at Stanford University.

Board/Committee Membership	Attendance
Board	11/11	100%
Audit and Risk Management Committee	9/9	100%
Strategic Planning Committee	4/4	100%
Innovation Committee	3/3	100%
Overall Attendance	27/27	100%

Public Board Membership in Past Five Years & Interlock
Name of Reporting Issuer	Period of Service
Current Boards
None

Other Boards in Past 5 Years
None

Board Interlock
None

Areas of Expertise

•	Brand Marketing and Communications

•	Design, Innovation and Strategy

•	Executive Leadership

•	Strategic Management

Securities Held

Fiscal Year	Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs
2013	—	27,728	27,728	$409,543
2012	—	11,508	11,508	$127,278
2012 Annual Meeting Voting Results
Year	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
2012	218,969,898	81.46	49,823,028	18.54

Richard Lynch, New Hope, Pennsylvania, U.S.A. (Independent Director)
Mr. Lynch, 64, has served as a director of the Company since February 2013. Mr. Lynch has a Bachelor and Masters degree in Electrical Engineering from Lowell Technological Institute (now University of Massachusetts) and Post Graduate Executive education from the Wharton School at the University of Pennsylvania and the Johnson School of Management at Cornell University. Mr. Lynch is President of FB Associates, LLC, which provides advisory and consulting services at the intersection of technology, marketing and business operations. Prior to his current role, Mr. Lynch served as Executive Vice-President & Chief Technology Officer for Verizon Communications and the Executive Vice-President & Chief Technology Officer of Verizon Wireless. He is a Fellow of The Institute of Electrical and Electronic Engineers and currently serves as a Director of TranSwitch Corporation and Ruckus Wireless Inc. Mr. Lynch has also served on a number of professional organizations including the GSM Association, the CDMA Development Group, the Federal Communications Commission Technical Advisory Committee and the Communications Security Reliability and Interoperability Council. Mr. Lynch has been honored with the President’s Award by the Cellular Telecommunications and Internet Association and has also been inducted into the Wireless History Foundation’s Hall of Fame.

Board/Committee Membership	Attendance
Board[1]	1/1	100%
Overall attendance	1/1	100%

Public Board Membership in Past Five Years & Interlock
Name of Reporting Issuer	Period of Service
Current Boards
TranSwitch Corporation	2010 - Present
Ruckus Wireless Inc.	2012 - Present

Other Boards in Past 5 Years
None

Board Interlock
None

Areas of Expertise

•	Advanced Technology

•	Industry and Research Experience

•	Executive Leadership

•	Strategic Leadership

Securities Held

Fiscal Year	Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs
2013	—	11,983	11,983	$176,989
2012 Annual Meeting Voting Results
Year	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
2012	N/A	N/A	N/A	N/A

1.	Mr. Lynch’s attendance reflects his appointment to the Board in February 2013 after which there was only one meeting of the Board.

Roger Martin, Toronto, Ontario, Canada (Independent Director)
Mr. Martin, 56, has served as a director of the Company since July 2007. Mr. Martin has an A.B. from Harvard College, with a concentration in Economics, and an M.B.A. from the Harvard School of Business. He is Dean and Professor of Strategy at the Joseph L. Rotman School of Management at the University of Toronto. Mr. Martin was formerly a director of Monitor Company, a Cambridge, Massachusetts-based consulting firm. In addition to the public board memberships indicated below, Mr. Martin serves as the Chair of the Ontario Task Force on Competitiveness, Productivity and Economic Progress, a director on the board of the Skoll Foundation, a Vice-Chair of Tennis Canada, a trustee of The Hospital for Sick Children, and a director of the AIC Institute for Corporate Citizenship.

Board/Committee Membership	Attendance
Board	9/11	82%
Strategic Planning Committee	4/4	100%
Innovation Committee	2/3	67%
Overall attendance	15/18	83%

Public Board Membership in Past Five Years & Interlock
Name of Reporting Issuer	Period of Service
Current Boards
Thomson Reuters Corporation	1999 - Present

Other Boards in Past 5 Years
None

Board Interlock
None

Areas of Expertise

•	Corporate Strategy

•	Corporate Finance

•	Marketing

•	International Business

•	Public Company Board Experience

Securities Held

Fiscal Year	Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs
2013	—	39,644	39,644	$585,542
2012	—	18,355	18,355	$203,006
2012 Annual Meeting Voting Results
Year	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
2012	207,669,710	77.31	60,960,217	22.69

Bert Nordberg, Malmo, Scania, Sweden (Independent Director)
Mr. Nordberg, 56, has served as a director of the Company since February 2013. He has a degree in Electrical Engineering from Malmo Tekniska Laroverk in Sweden, received training as an Engineer in the Swedish Marines and attended International Management, Marketing and Finance courses at INSEAD University in France. From October 2009 to May 2012, Mr. Nordberg served as President and CEO of Sony Ericsson and from May 2012 to December 2012, he served as Chairman of Sony Mobile. Prior to that, Mr. Nordberg held various executive roles with Ericsson since 1996. Mr. Nordberg currently serves as Chairman of Vestas Wind Systems A/S and is a director of Svenska Cellulosa Aktiebolaget (SCA) and AB Electrolux. He serves as a representative for the Chamber of Commerce & Industry of Southern Sweden and as a member of the Hewlett Packard Communications, Media & Entertainment Board of Industry Advisors.

Board/Committee Membership	Attendance
Board[1]	1/1	100%
Overall attendance	1/1	100%

Public Board Membership in Past Five Years & Interlock
Name of Reporting Issuer	Period of Service
Current Boards
Vestas Wind Systems A/S	2012 - Present
Svenska Cellulosa Aktiebolaget	2012 - Present
Electrolux AB	2013 - Present

Other Boards in Past 5 Years
None

Board Interlock
None

Areas of Expertise

•	Advanced Technology

•	Industry and Research Experience

•	Executive Leadership

•	Strategic Leadership

Securities Held

Fiscal Year	Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs
2013	—	11,983	11,983	$176,989
2012 Annual Meeting Voting Results
Year	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
2012	N/A	N/A	N/A	N/A

1.	Mr. Nordberg’s attendance reflects his appointment to the Board in February 2013 after which there was only one meeting of the Board.

Barbara Stymiest, Toronto, Ontario, Canada (Independent Director)
Ms. Stymiest, 56, has served as a director of the Company since March 2007 and has been the Chair of the Company since January 2012. She has an H.B.A. from the Richard Ivey School of Business, University of Western Ontario and an FCPA from the Institute of Chartered Accountants of Ontario. Ms. Stymiest is currently a corporate director. From 2004 to 2011, Ms. Stymiest was a member of the Group Executive of the Royal Bank of Canada which is responsible for the Bank’s overall strategic direction. Prior to that, she held positions as Chief Executive Officer at TSX Group Inc., Executive Vice-President and Chief Financial Officer at BMO Nesbitt Burns and Partner of Ernst & Young LLP. Ms. Stymiest is currently a director of George Weston Limited, Sun Life Financial Inc., University Health Network, and the Canadian Institute for Advanced Research. She has also served on a number of professional and charitable organizations including the Canadian Institute for Chartered Accountants’ Accounting Oversight Committee, United Way Campaign Cabinet and the Royal Ontario Museum.

Board/Committee Membership	Attendance
Board	11/11	100%
Audit and Risk Management Committee	9/9	100%
Compensation, Nomination & Governance Committee	8/8	100%
Strategic Planning Committee	4/4	100%
Innovation Committee	3/3	100%
Overall attendance	35/35	100%

Public Board Membership in Past Five Years & Interlock
Name of Reporting Issuer	Period of Service
Current Boards
George Weston Limited	2011 - Present
Sun Life Financial Inc.	2012 - Present

Other Boards in Past 5 Years
None

Board Interlock
None

Areas of Expertise

•	Accounting and Corporate Finance

•	Corporate Governance

•	Risk Management

•	Executive Leadership

•	Strategic Management

•	Public Company Board Experience

Securities Held

Fiscal Year	Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs
2013	10,000	42,451	52,451	$774,701
2012	10,000	20,554	30,554	$337,927
2012 Annual Meeting Voting Results
Year	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
2012	206,404,280	76.84	62,225,646	23.16

Prem Watsa, Toronto, Ontario, Canada (Independent Director)
Mr. Watsa, 63, has served as a director of the Company since January 2012. He has a Bachelors Degree in Chemical Engineering from the Indian Institute of Technology in Madras, India and obtained his MBA from the Richard Ivey School of Business at the University of Western Ontario. He is also a holder of the Chartered Financial Analyst designation. Mr. Watsa is currently Chairman and Chief Executive Officer of Fairfax Financial Holdings Limited (“Fairfax”). He is also Vice President of Hamblin Watsa Investment Counsel, Chairman of Odyssey Re, Crum & Forster and Northbridge Financial Corporation, and a director of Zenith National (all subsidiaries of Fairfax). Prior to joining Fairfax, he held various positions with Confederation Life Insurance Company and GW Asset Management. In addition to the public boards indicated below, Mr. Watsa is a member of the board of trustees of the Hospital for Sick Children Foundation, a member of the Advisory Board for the Richard Ivey School of Business, a member of the board of directors of the Royal Ontario Museum Foundation, and Chairman of the Investment Committee of St. Paul’s Anglican Church in Toronto.

Board/Committee Membership	Attendance
Board	11/11	100%
Strategic Planning Committee	4/4	100%
Overall attendance	15/15	100%

Public Board Membership in Past Five Years & Interlock
Name of Reporting Issuer	Period of Service
Current Boards
Fairfax Financial Holdings Limited	1985 - Present
Bank of Ireland	2012 - Present

Other Boards in Past 5 Years
ICICI Bank	2004 - 2011

Board Interlock
None

Areas of Expertise

•	Corporate Finance

•	Investment Management

•	Executive Leadership

Securities Held1

Fiscal Year	Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs
2013	—	33,142	33,142	$489,507
2012	—	12,868	12,868	$142,320
2012 Annual Meeting Voting Results
Year	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
2012	229,519,771	85.44	64,062,763	23.85

1.	In addition, as of the Record Date, Fairfax and certain of its wholly-owned or controlled subsidiaries beneficially owned approximately 51.8 million Common Shares representing approximately 9.9% of the issued and outstanding Common Shares. Prem Watsa is the Chairman and Chief Executive Officer of Fairfax and beneficially owns shares carrying approximately 45% of the votes attached to all outstanding shares of Fairfax.

Director Attendance, Committee Membership & Fiscal 2013 Meetings

Board members are expected, to the best of their abilities, to attend all Board meetings and meetings of committees on which they serve. In particular, Board members are expected to attend at least 80% or more of the total meetings of the Board and their respective standing committees unless the member has valid reason for the absences such as illness, emergency and company business. Meeting attendance of each nominee proposed for election is reported above. All members of the Board attended 80% or more of the total meetings of the Board and, with only one exception, their respective committees. The chart below shows the membership of the Board and standing committees and the number of meetings held by each during Fiscal 2013. In addition, to maintain independence from management, the Board and its committees meet without management at each regularly scheduled meeting and at any other times as they determine is necessary.

Director	Board	Audit & Risk Management	Compensation, Nomination & Governance	Strategic Planning	Innovation	Total Number of Fiscal 2013 Meetings
Timothy Dattels	Ö			Ö
Thorsten Heins	Ö			Ö	Ö
David Kerr	Ö	Ö (Chair)	Ö	Ö
Claudia Kotchka	Ö	Ö		Ö	Ö
Richard Lynch	Ö		Ö	Ö
Roger Martin	Ö			Ö (Chair)	Ö
Bert Nordberg	Ö		Ö	Ö
John Richardson	Ö	Ö	Ö	Ö
Barbara Stymiest	Ö (Chair)	Ö	Ö	Ö	Ö
Prem Watsa	Ö			Ö
John Wetmore	Ö		Ö (Chair)	Ö
Number of Fiscal 2013 Meetings	11	9	8	4	3	35

Penalties and Sanctions

As a result of the Company failing to file its second quarter financial statements for fiscal 2007 by the statutory filing deadline, each of the Company’s senior officers, directors (which included Ms. Stymiest at the time but no other proposed director nominee) and certain other insiders of the Company, were subject to a management cease trade order (the “MCTO”) issued by the Ontario Securities Commission (the “OSC”), which was in effect from November 7, 2006 until May 23, 2007. The MCTO prohibited trading in the Company’s securities by its senior officers, directors and certain insiders during the time that the MCTO was in effect. The MCTO was revoked after the required securities filings were made by the Company with the OSC.

Mr. Kerr became a director of Canwest Global Communications Corp. (“Canwest Global”) in 2007. In October 2009, Canwest Global filed for protection under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) and filed for recognition and ancillary relief under Chapter 15 of the United States Bankruptcy Code. On July 19, 2010, creditors of Canwest Global approved a purchase and sale transaction (the “Transaction”) between Canwest Global, Canwest Media Inc. (“CMI”) and certain of CMI’s subsidiaries and Shaw Communications Inc. to allow Canwest Global to emerge from CCAA protection. The Transaction was sanctioned by the Ontario Superior Court of Justice (Commercial List) on July 28, 2010. On October 27, 2010, the Transaction was completed. Mr. Kerr ceased to be a director of Canwest Global in 2010.

3.	Re-appointment of Independent Auditors and Authorization of Directors to fix the Auditors’ Remuneration

At the Meeting, shareholders will be asked to vote on the re-appointment of Ernst & Young LLP (“E&Y”) as independent auditors of the Company to hold office until the next annual meeting of shareholders or until a successor is appointed, and to authorize the Board to fix the auditors’ remuneration. E&Y has been auditors of the Company since the beginning of the fiscal year ended February 28, 1997.

For the fiscal years ended March 2, 2013 and March 3, 2012, the Company incurred the following fees for the services of E&Y:

	Fiscal 2013	Fiscal 2012
Audit Fees	$4,195,000	$3,331,000
Audit-Related Fees	$107,000	$195,000
Tax Fees	$13,000	$0

Total Fees	$4,315,000	$3,526,000

The nature of each category of fees is described below. All audit and non-audit services are pre-approved by the Audit and Risk Management Committee.

Audit Fees

Audit fees were paid for professional services rendered by E&Y for the audit of the Company’s annual financial statements or services that are normally provided by E&Y in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit related fees were paid for assurance and related services rendered by E&Y that are reasonably related to the performance of the audit review of the Company’s financial statements and are not reported above as audit fees. Audit related services provided included accounting research and internal control review procedures.

Tax Fees

Tax fees were paid for professional services rendered by E&Y for tax compliance, tax advice, tax planning and other services. Tax services provided included international tax compliance engagements.

The Board recommends a vote “FOR” the re-appointment of E&Y as independent auditors of the Company for the fiscal year ending March 1, 2014 (“Fiscal 2014”) and authorizing the Board to fix the auditors’ remuneration.

Unless a shareholder directs that his or her Common Shares are to be withheld from voting in connection with the appointment of auditors, the persons named in the enclosed form of proxy will vote FOR the reappointment of Ernst & Young LLP as auditors of the Company until the next annual meeting of shareholders or until a successor is appointed, and to authorize the Board to fix the auditors’ remuneration.

4.	Changing the Company’s name from Research In Motion Limited to BlackBerry Limited

At the Meeting, shareholders will be asked to consider and, if thought advisable, to approve a special resolution changing the Company’s name from Research In Motion Limited to BlackBerry Limited. The Company adopted the name of its revolutionary BlackBerry smartphone (subject to shareholder approval) to coincide with the launch of its new mobile computing platform, BlackBerry 10 in late January 2013. This change consolidates the Company’s brand into a single cohesive global presence. The Company’s common shares now trade under the symbol “BB” on the Toronto Stock Exchange (the “TSX”) and “BBRY” on NASDAQ. The special resolution is as follows:

Resolved that:

(i) the articles of the Company be amended to change the name of the Company from Research In Motion Limited to BlackBerry Limited;

(ii) the directors of the Company are hereby authorized to revoke this special resolution without further approval of the holders of the Company’s common shares at any time prior to the endorsement by the directors under the Business Corporations Act (Ontario) of a certificate of articles of amendment in respect of this resolution; and

(iii) any director or officer of the Company is hereby authorized and directed for and on behalf of the Company to execute and deliver articles of amendment, in duplicate, to the Director under the Business Corporations Act (Ontario), in order to give effect to this special resolution, and to execute and deliver all such other documents and to do all such acts and things as in the opinion of such director or officer may be necessary or desirable in connection with the foregoing.

To be effective, the resolution to change the Company’s name must be approved by two-thirds of the votes cast by holders of Common Shares who vote in respect of the resolution, in person or represented by proxy at the Meeting in accordance with the provisions of the Business Corporations Act (Ontario).

The Board recommends that shareholders vote “FOR” the resolution relating to the Company’s name change. Unless a shareholder directs that his or her Common Shares are to be voted against this resolution, the persons named in the enclosed form of proxy will vote FOR the special resolution to change the Company’s name.

5.	Amendment and Restatement of By-Law No. A3 of the Company

At the Meeting, shareholders will be asked to consider and, if thought advisable, to approve an amendment and restatement of the Company’s By-Law No. A3 to improve alignment with the Business Corporations Act (Ontario) and market standards. The Company’s current by-laws have not been revised since 1999 and, given the passage of time, are inconsistent with the evolution of applicable law and with certain changes to the administration of the Company, including with respect to directors’ Canadian residency requirements. The changes to By-Law No. A3 are reflected in Schedule “C” to this Management Information Circular. The revised By-Law No. A3 was approved by the Board on May 21, 2013, subject to confirmation by shareholders at the Meeting. The resolution is as follows:

Resolved that:

(a)	the amendment and restatement of the Company’s By-Law No. A3, in the form attached as Schedule “C” to the Management Information Circular, are hereby adopted and confirmed; and

(b)	any one or more directors or officers of the Company are hereby authorized, for and on behalf of the Company, to take, or cause to be taken, any and all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, instruments, notices, consents, acknowledgments, certificates, assurances and other documents (including any documents required under applicable laws or regulatory policies) as any such director or officer in his or her sole discretion may determine to be necessary or desirable to give effect to the foregoing resolution, such determination to be conclusively evidenced by the taking of any such action or such director’s or officer’s execution and delivery of any such deed, instrument, notice, consent, acknowledgement, certificate, assurance or other document.

The Board recommends that shareholders vote “FOR” the resolution approving the amendment and restatement of the Company’s By-Law No. A3. Unless a shareholder directs that his or her Common Shares are to be voted against this resolution, the persons named in the enclosed form of proxy will vote FOR the resolution approving the amendment and restatement of the Company’s By-Law No. A3.

6.	Approval of the New Equity Incentive Plan

At the Meeting, shareholders will be asked to consider, and if thought advisable, to approve a resolution to establish a new equity incentive plan (the “Equity Incentive Plan”) to replace the Company’s existing restricted share unit and stock option plans. The Equity Incentive Plan was approved by the Board on May 21, 2013, subject to confirmation by shareholders at the Meeting. A copy of the Equity Incentive Plan is set out in Schedule “D” to this Management Information Circular. The resolution is as follows:

Resolved that:

(a)	the Company’s Equity Incentive Plan, under which a maximum of 13,375,000 shares are available for grant, in the form attached as Schedule “D” to the Management Information Circular, is hereby approved and confirmed; and

(b)	any one or more directors or officers of the Company are hereby authorized, for and on behalf of the Company, to take, or cause to be taken, any and all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, instruments, notices, consents, acknowledgments, certificates, assurances and other documents (including any documents required under applicable laws or regulatory policies) as any such director or officer in his or her sole discretion may determine to be necessary or desirable to give effect to the foregoing resolution, such determination to be conclusively evidenced by the taking of any such action or such director’s or officer’s execution and delivery of any such deed, instrument, notice, consent, acknowledgement, certificate, assurance or other document.

Background

The Company currently maintains two equity-based incentive plans that are intended to promote the Company’s success and support the engagement and retention of employees and officers: the restricted share unit plan (the “RSU Plan”) and the stock option plan (the “Stock Option Plan” and, together with the RSU Plan, the “Prior Plans”). These plans are administered by the Compensation, Nomination and Governance Committee of the Board (the “CNG Committee”), in accordance with the policy on granting equity awards that has been adopted by the Board (the “Awards Policy”). Details of the existing RSU Plan and Stock Option Plan, along with the Awards Policy, are set out under “Securities Authorized for Issuance Under Equity Compensation Plans”. The RSU Plan was originally established in 2005, on the recommendation of external consultants, with the objective of providing a more balanced approach to incentive compensation through awards tied to longer-term growth. The Stock Option Plan promotes the alignment of employee and shareholder interests through equity ownership and incentives for Company growth.

During Fiscal 2013, the CNG Committee undertook a review of the Company’s Prior Plans, with assistance from Towers Watson & Co. (“Towers Watson”), the Company’s independent compensation consultant. The CNG Committee determined that the adoption of a single incentive plan, under which both restricted share unit and stock option awards could be made, would simplify the interpretation and administration of the Prior Plans. The combined plan would also provide an opportunity for the Company to update key terms of its equity incentive arrangements, and reflect current market practices in certain aspects of the plan’s operation. The CNG Committee also canvassed different plan structures that have been adopted by Canadian and U.S. companies with a view to ensuring flexibility in the types of incentive awards that may be made, consistent with the Company’s compensation philosophy, while maintaining appropriate limits on the incentive grants under the available share reserve. Based on this review, the CNG Committee recommended to the Board the adoption of the Equity Incentive Plan to replace the Prior Plans. The Board approved the Equity Incentive Plan on May 21, 2013, subject to shareholder approval.

Overview

Consistent with the Prior Plans, the objectives of the Equity Incentive Plan are to assist the Company and its affiliates to attract, retain and motivate executive officers and employees through equity-based awards. The Equity Incentive Plan incorporates what is referred to as a “fungible plan design”, meaning that full-value awards (which in the case of the Equity Incentive Plan are restricted share units, or “RSUs”) count against the available share reserve at a greater number of Common Shares available under the Equity Incentive Plan than stock options (“Options” and, together with RSUs, “Awards”). Options issued under the Stock Option Plan are referred to herein as “Prior Options” and RSUs issued under the RSU Plan are referred to herein as “Prior RSUs”.

RSUs are notional securities that rise and fall in value based on the value of the Common Shares, and are redeemed for Common Shares issued by the Company or purchased on the open market by a trustee selected by the Company, or for the cash equivalent on the vesting dates established by the Board or CNG Committee at the time of grant, in its sole discretion. The CNG Committee believes that RSU Awards promote the mid-term and long-term success of the Company by providing additional flexibility to recruit, motivate and retain employees through the issuance of RSUs to participants based on an assessment of the participant’s current and potential ability to contribute to the success of the Company.

The Options that may be granted by the Company provide for the issuance of one Common Share by the Company, upon the payment of a pre-determined cash exercise price. The Company does not allow for “cashless exercises” of Options. The Options will be granted subject to specified time-based or other vesting conditions determined by the Board or the CNG Committee, and remain exercisable until a defined expiry date. The CNG Committee believes that stock options assist in the attraction and retention of employees and provide a strong incentive for employees to put forth maximum effort for the continued success and growth of the Company.

No other forms of equity incentive are contemplated by the Equity Incentive Plan, although the Company will continue to maintain a separate DSU Plan for directors as described under “Director Compensation”. Upon the shareholder approval of the Equity Incentive Plan, no new Awards will be granted under the Prior Plans. Awards made under the Prior Plans will continue to be effective under, and be governed by, the terms of the Prior Plans, subject to the provisions of any existing award agreements, including as those agreements may be validly amended from time to time.

The following table sets forth certain information about the Prior Plans as of March 2, 2013:

Number of shares outstanding relating to Prior Options	7,267,303
Number of shares outstanding relating to Prior RSUs	6,632,121
Weighted average remaining term of outstanding Prior Options	3.51 years
Weighted average exercise price of outstanding Prior Options	$27.53

For additional information about the Prior Plans and securities authorized for issuance as of the Record Date, see “Securities Authorized for Issuance Under Equity Compensation Plans”.

Subject to certain adjustments as described below, the total number of Common Shares available for grant under the Equity Incentive Plan will be 13,375,000 which is a net increase of 8,707,628 shares to the 4,667,372 shares which remain available for issuance under the Prior Plans as of March 2, 2013; provided, however, that the number of Common Shares available for grant will be reduced by 0.625 shares for every share subject to a Prior Option, and by one share for every share subject to a Prior RSU, in each case granted under the Prior Plans after March 2, 2013, but prior to shareholder approval of the Equity Incentive Plan. Once the Equity Incentive Plan is approved by shareholders, any shares that are subject to Options will be counted against the share limit as 0.625 share for every one Option granted, and any shares that are subject to RSUs will be counted against the share limit as one share for every one RSU granted. Based on advice from the CNG Committee’s independent compensation consultant, the CNG Committee believes that the available share reserve under the Equity Incentive Plan, relative to the Company’s market capitalization at March 2, 2013 (approximately 4.25%), would be low relative to the Company’s U.S. high technology comparator group and within market benchmarks for the Company’s secondary Canadian comparator group.

Key Changes

The Equity Incentive Plan incorporates a number of provisions and other changes from the terms of the Prior Plans, which are intended to more closely align the Company’s equity incentive program with best practices. In particular:

•	Limited Award Terms: new Option grants will be subject to a maximum term of five years, and RSUs will expire no later than December 31 of the third calendar year after the applicable award date

•	Option Pricing Restrictions: shareholder approval is expressly required to make certain actual or effective repricing of outstanding Options

•	Limited Eligibility: consultants and directors who are not employees are not eligible to participate in the Equity Incentive Plan

•	Blackout Provisions: the term of an Option will be automatically extended to expire ten business days after the end of any applicable blackout period during which it would otherwise expire

•	No Single-Trigger Entitlement: Awards will not be subject to automatic acceleration of vesting on a Change of Control (as defined below) and will be subject to a “double trigger”

•	Enhanced Death Benefits: unvested Awards will immediately vest upon the death of a participant

Summary of Key Provisions

The following is a summary of the principal provisions of the proposed Equity Incentive Plan:

Administration: The Equity Incentive Plan will be administered by the Board, which will delegate its authority to the CNG Committee as contemplated by the Equity Incentive Plan and the Awards Policy.

Participation: Participation in the Equity Incentive Plan is open to employees of the Company and any of its affiliates that are designated by the Board. Participation in the Equity Incentive Plan is voluntary. Awards are not assignable, subject to certain rights of a participant’s estate following death as described below under “Termination Entitlements”.

As under the Prior Plans, no more than 10% of the Company’s outstanding Common Shares may be issued to insiders of the Company in any one year period pursuant to the Equity Incentive Plan or any other security-based compensation arrangements, and no more than 10% of the Company’s outstanding Common Shares may be issued pursuant to the Equity Incentive Plan or any other security-based compensation arrangement in the aggregate in any one year period. No more than 5% of the Company’s outstanding Common Shares may be issued to any one participant under the Equity Incentive Plan or any other security-based compensation arrangement.

Plan Maximum - The total number of shares available for grant under the Equity Incentive Plan will be 13,375,000.

Insider Limits - The aggregate number of shares issued to insiders of the Company within any 12-month period, or issuable to insiders of the Company at any time, under the Equity Incentive Plan and any other security-based compensation arrangement of the Company, may not exceed 10% of the total number of issued and outstanding Common Shares of the Company at such time.

Award Agreements: Awards will be documented by written Award agreements, which will reflect the specific terms of a particular grant of Options or RSUs. The Board has the discretion to permit the exercise of Awards on other terms as it may determine, provided that no Award may be extended past the prescribed expiry date.

Shares Available and Share Counting: Subject to certain equitable adjustments as provided in the Equity Incentive Plan and described below, a total of 13,375,000 shares will be authorized for Awards granted under the Equity Incentive Plan, less 0.625 share for every one share that was subject to a Prior Option granted after March 2, 2013 and one share for every one share that was subject to a Prior RSU granted after March 2, 2013. Any shares that are subject to Options will be counted against this limit as 0.625 share for every one Option granted, and any shares that are subject to RSUs will be counted against this limit as one share for every one RSU granted. After the effective date of the Equity Incentive Plan, no awards may be granted under any Prior Plan.

If (i) any shares subject to an Award are forfeited, an Award expires, or an Award is settled for cash (in whole or in part), or (ii) after March 2, 2013 any shares subject to an award under any Prior Plan are forfeited, an award under any Prior Plan expires, or is settled for cash (in whole or in part), then in each such case the shares subject to such Award or award under any Prior Plan will, to the extent of such forfeiture, expiration or cash settlement, be added to the shares available for Awards under the Equity Incentive Plan. In the event that withholding tax liabilities arising from an Award other than an Option or, after March 2, 2013, an award other than a Prior Option are satisfied by the tendering of shares (either actually or by attestation) or by the withholding of shares by the Company, the shares so tendered or withheld will be added to the shares available for Awards under the Equity Incentive Plan. Notwithstanding anything to the contrary contained herein, the following shares will not be added to the shares authorized for grant: (i) shares tendered or withheld in payment of the purchase price of an Option or, after March 2, 2013, a Prior Option; (ii) shares tendered or withheld to satisfy any tax withholding obligation with respect to Options or, after March 2, 2013, Prior Options; and (iii) shares reacquired by the Company on the open market or otherwise using cash proceeds from the exercise of Options, or after March 2, 2013, Prior Options.

Any shares that again become available for Awards under the Equity Incentive Plan will be added as (i) 0.625 share for every one share subject to Options granted under the Equity Incentive Plan or Prior Options, and (ii) as one Common Share for every one share subject to RSUs granted under the Equity Incentive Plan or Prior RSUs.

Substitute Awards: Substitute Awards (as defined below) will not reduce the shares authorized for grant under the Equity Incentive Plan, nor will shares subject to a Substitute Award be added to the shares available for Awards under the Equity Incentive Plan as provided above. Additionally, in the event that a company acquired by the Company or any subsidiary of the Company or with which the Company or any subsidiary of the Company combines has shares available under a pre-existing plan approved by shareholders and not adopted in contemplation of such acquisition or arrangement, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or arrangement to determine the consideration payable to the holders of Common Shares of the entities party to such acquisition or arrangement) may be used for Awards under the Equity Incentive Plan and will not reduce the shares authorized for grant (and shares subject to such Awards will not be added to the shares available for Awards); provided that Awards using such available shares will not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or arrangement, and will only be made to individuals who were not employees or directors of the granting company prior to such acquisition or arrangement.

For purposes of the Equity Incentive Plan, “Substitute Awards” means Awards granted or shares issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, in each case by a company acquired by the Company or any subsidiary of the Company or with which the Company or any subsidiary of the Company amalgamates.

Pricing: Options must have an exercise price of not less than the closing trading price of the Common Shares on the TSX or NASDAQ on the grant date, or if there is no closing trading price on that date, on the last preceding trading day. RSU Awards may be expressed as either a number of RSUs, or be based on an aggregate dollar value of the Award to be granted and divided by the closing trading price of the Common Shares on the TSX or NASDAQ on the grant date.

Shareholder approval is expressly required to:

(a)	reduce the exercise price of an Option after it is granted;

(b)	cancel an Option when the exercise price per share exceeds the then current market value in exchange for cash or another Award (other than in connection with a Change of Control (as defined below)); or

(c)	take other actions that would be treated as a repricing under TSX or NASDAQ rules.

Restrictions on Dividends and Transfer: No dividends or dividend equivalents may be granted in connection with an Option or an RSU. Except as required by law, the rights of a participant under the Equity Incentive Plan are not capable of being anticipated, assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the participant. Awards may be exercised during the life of the participant only by the participant or the participant’s guardian or legal representative.

Terms and Expiry: Options may be granted having a term not to exceed five years. The term and vesting of Options is at the discretion of the CNG Committee and will be reflected in an Award agreement. RSUs may be granted having a term that expires not later than December 31 of the third calendar year after the applicable Award date. The term and specific vesting conditions for an RSU Award is at the discretion of the CNG Committee and will be reflected in an Award agreement. If an Option would otherwise expire during a blackout period, the term of such Option shall automatically be extended until ten (10) business days after the end of the blackout period.

Termination Entitlements: Upon termination of employment for reasons other than death, all unvested Awards are forfeited (subject to the provisions below relating to a Change of Control). Options that are vested on the termination date may be exercised until the earlier of their stated expiry date and 90 days after the termination date. Upon the death of a participant, all unvested Awards will immediately vest. The vested Options may be exercised by the participant’s estate until the earlier of their stated expiry date and six months after the date of the participant’s death, and the vested RSUs will be settled by a cash payment to the participant’s estate.

If, on or following a Change of Control, (A) a participant’s employment is terminated other than for cause during the Change of Control Period (as defined below), or (B) the Company or a successor issuer in the Change of Control has not assumed or replaced on substantially similar terms the participant’s existing Awards, then (i) all Awards will immediately vest, (ii) all restrictions on such Awards will lapse and (iii) all vested Options may be exercised until the earlier of their stated expiry date and one year after the termination date or the effective date of the Change of Control, as applicable, after which time all Options will expire and all vested RSUs will be settled by a cash payment to the participant.

For purposes of the Equity Incentive Plan, a “Change of Control” is defined as of any of the following events:

(a)	an amalgamation, merger, consolidation, arrangement or other reorganization as a result of which the holders of the Company’s Common Shares immediately prior to the completion of that transaction hold less than a majority of the shares after completion of that transaction;

(b)	any individual, entity or group of persons acting jointly or in concert, acquires or becomes the beneficial owner of, directly or indirectly, more than 50% of the Company’s Common Shares, or any other transaction of similar effect;

(c)	the Company sells or otherwise transfers all or substantially all of its assets (other than a disposition or transfer of assets to an affiliate of the Company as part of a reorganization), where the holders of the Company’s Common Shares immediately prior to the completion of that transaction hold less than a majority of the Common Shares of the acquiring person immediately after the completion of such transaction; or

(d)	as a result of or in connection with the contested election of directors, the nominees named for election in the Company’s most recent management information circular do not constitute a majority of the Board.

The “Change of Control Period” is the shorter of (i) 24 months following a Change of Control, and (ii) the period of time following a Change of Control that is specified in a participant’s employment agreement.

Change of Control: In the event of a Change of Control, the Board shall have the authority to take all necessary steps so as to ensure the preservation of the economic interests of the participants in, and to prevent the dilution or enlargement of, any Options or RSUs, which unless otherwise provided in an Award agreement shall include ensuring that the Company or any entity which is or would be the successor to the Company or which may issue securities in exchange for shares upon the Change of Control becoming effective will assume each outstanding Award, or will provide each participant with new or replacement or amended Options or RSUs which will continue to vest following the Change of Control on similar terms and conditions as provided in the Equity Incentive Plan.

Amendments: The Board has the authority, in the case of specified capital reorganizations affecting the Company, to amend or adjust outstanding Awards including changes to adjust (i) the number of Common Shares that may be acquired on the exercise of outstanding Options, (ii) the exercise price of outstanding Options, or (iii) the number of RSUs credited to a participant, in order to preserve proportionately the rights and obligations of participants.

The Board also reserves the right to amend, suspend or terminate the Equity Incentive Plan, in whole or in part, at any time, subject to applicable laws and requirements of any stock exchange or governmental or regulatory body (including any requirement for shareholder approval). The Board may make amendments to the Equity Incentive Plan or outstanding Awards without shareholder approval, except for the following amendments:

•	increasing the number of Common Shares reserved for issuance under the Equity Incentive Plan or other plan limits

•	changing the definition of those participants who are eligible to participate in the Equity Incentive Plan

•	reducing the exercise price of an Option (other than in connection with a capital reorganization) or any cancellation and reissuance of an Option

•	extending the expiry date of an Award other than as contemplated by the Equity Incentive Plan

•	permitting Awards to be transferred other than upon death

•

permitting the addition or modification of a cashless exercise feature, payable in cash or shares, unless it provides for a full deduction of the number of underlying shares from the Equity Incentive Plan share reserve

•	changing the amendment provisions of the Equity Incentive Plan

•	other amendments that require shareholder approval under applicable law or stock exchange rules.

The Board recommends that shareholders vote “FOR” the resolution approving the new Equity Incentive Plan. Unless a shareholder directs that his or her Common Shares are to be voted against this resolution, the persons named in the enclosed form of proxy will vote FOR the resolution to approve the new Equity Incentive Plan.

7.	Advisory Vote on Executive Compensation

In March 2012, the Board approved a Say on Pay Policy (the “Policy”), a copy of which is set out in Schedule “E” to this Management Information Circular. The Policy is consistent with the model Say on Pay Policy of the Canadian Coalition for Good Governance and establishes a framework for the Company to conduct an annual non-binding advisory vote on executive compensation by shareholders. The form of resolution is as follows:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the Company’s information circular delivered in advance of the 2013 annual and special meeting of shareholders.

Consistent with the Policy, this is an advisory vote only and is not binding on the Board, which remains responsible for its compensation decisions and is not relieved of these responsibilities irrespective of the results of the vote. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to significantly increase their engagement with shareholders on compensation and related matters. The Company will also disclose the results of this vote as part of its report on voting results for the Meeting. The details of how a negative advisory vote will be addressed are set out in the Policy. At last year’s annual meeting of shareholders, approximately 85% of the votes cast were in favour of the “Say on Pay” resolution.

The Board recommends that shareholders vote “FOR” the resolution relating to the Company’s approach to executive compensation. Unless a shareholder directs that his or her Common Shares are to be voted against this resolution, the persons named in the enclosed form of proxy will vote FOR the resolution to accept the Company’s approach to executive compensation disclosed in this Management Information Circular.

EXECUTIVE COMPENSATION

1.	Compensation Discussion and Analysis

Introduction

This Compensation Discussion and Analysis (“CD&A”) describes and explains the Company’s executive compensation strategy and philosophy and how compensation decisions were made by the Board upon the recommendation of the CNG Committee during Fiscal 2013. This CD&A also provides details on decisions made with respect to the compensation paid, and to be paid, to the Company’s Chief Executive Officer (Mr. Heins), its Chief Financial Officer (Mr. Bidulka) and the three other most highly compensated executive officers (collectively, “Executive Officers” or “NEOs”). This CD&A also explains the elements that are part of each NEO’s compensation and compares the trend in NEO compensation to the Company’s performance.

This CD&A is comprised of the following sections:

Section	Title	Purpose	Page
A	Executive Summary - BlackBerry Fiscal 2013 Achievements	Describes the Company’s key achievements in Fiscal 2013.	26
B	Compensation Changes for Fiscal 2013	Describes the Company’s executive compensation changes in Fiscal 2013.	27
C	Executive Compensation Philosophy and Compensation Elements of NEOs	Describes the strategic objectives and principles underlying the Company’s compensation philosophy and outlines the elements of executive compensation, including why the Company chooses to pay each element.	28
D	Executive Compensation Decision-Making	Describes the Company’s executive compensation decision making process and the comparator group considered to assess the competitiveness of the Company’s executive compensation and to support executive compensation decisions. Describes details of incentive and equity-based compensation for the NEOs.	30

Section	Title	Purpose	Page
E	Compensation Risk Management	Describes how the Company’s compensation practices take risk into account.	41
F	Company TSR vs. Indices and Aggregate NEO Compensation	Compares the Company’s cumulative total shareholder return to the TSX/NASDAQ indices and aggregate NEO compensation.	43
G	Summary Compensation Table and Disclosures	Describes the actual compensation awarded to each of the NEOs.	44

A.	Executive Summary – BlackBerry Fiscal 2013 Achievements

Fiscal 2013 was a pivotal year for BlackBerry, in which BlackBerry’s new leadership team focused on introducing BlackBerry 10 and positioning the BlackBerry 10 platform to be among the top three global mobile platforms. In Fiscal 2013, the ability of executive management to execute on its transition strategy and meet stakeholder commitments was vital to the Company’s future success.

The Company introduced the re-designed, re-engineered, and re-invented BlackBerry 10 (“BB10”) platform that creates a new and unique mobile computing experience. It also launched BlackBerry Enterprise Service 10 (“BES 10”), improved the Company’s application ecosystem, implemented significant senior management and organizational changes, and improved the Company’s profitability and liquidity position. These outcomes contributed to a share price recovery of 110% from the lowest daily closing price during Fiscal 2013, reached in September 2012, to the end of Fiscal 2013, when the Common Shares closed at $13.26 on the NASDAQ. On the first trading day of Fiscal 2013, the Common Shares closed at $13.32 on NASDAQ.

The Company’s key achievements during Fiscal 2013 include:

Launched BlackBerry 10 and BES 10, and Improved Application Ecosystem

•	Introduced the BlackBerry 10 platform on January 30, 2013 at launch events held simultaneously in New York, Toronto, London, Paris, Dubai, and Johannesburg;

•

Unveiled the Company’s first long-term evolution (“LTE”)-enabled smartphones (also referred to as 4G), the BlackBerry Z10 (all-touch) and the BlackBerry Q10 (touch with physical QWERTY keyboard), with new BlackBerry 10 services and features including BlackBerry Hub, BlackBerry Flow, BlackBerry Messenger (“BBM”) voice calling and video chat, camera Time Shift, Story Maker and BlackBerry Remember;

•

Launched BES 10, the Company’s new enterprise mobility management solution that brings together device management, industry leading security and mobile applications management for pre-existing BlackBerry smartphones, BlackBerry PlayBook tablets and new BlackBerry 10 smartphones in a consolidated solution. BES 10 also provides a single console for IT professionals managing BlackBerry devices as well as devices running Google® Android® and Apple® iOS® operating systems; and

•

Improved the BlackBerry World content distribution platform and had more than 70,000 BlackBerry 10 applications available at the launch, with commitments to the BlackBerry 10 platform from many leading application providers including Skype, Amazon and Rovio.

New Leadership Team and Organizational Change

Under the leadership of CEO Thorsten Heins, the Company built a strong leadership team in Fiscal 2013 with new executive appointments to BlackBerry including Steve Zipperstein as Chief Legal Officer, Frank Boulben as Chief Marketing Officer and Kristian Tear as Chief Operating Officer. The Company’s leadership team also made numerous changes throughout their organizations to increase accountability and drive a higher-performance culture.

Improved Profitability and Liquidity

While overall results for Fiscal 2013 reflected reduced revenue, operating losses and negative earnings per share (“EPS”), the changes that the Company implemented during the year led to an operating profit in Q4, as well as a strengthening of the Company’s cash and liquidity position.

The Company’s key financial achievements include:

•

Implementing the Cost Optimization and Resource Efficiency (“CORE”) program to drive significant improvements and efficiencies across all functions in the Company’s organization, and surpassing the CORE objective of reducing operating costs by $1 billion compared to the Q4 Fiscal 2012 cost run-rate, which goal was achieved one quarter ahead of target;

•

Realizing savings through lower material costs, working capital improvements, greater efficiencies in manufacturing and supply chain management, overall headcount reductions and leveraging suppliers to assist in reducing indirect spending;

•

Transitioning the Company from a GAAP loss of $518 million and an adjusted net loss of $192 million in Q1 Fiscal 2013, to GAAP net income of $94 million and adjusted net income of $114 million in Q4 Fiscal 2013; and

•

Increasing cash and investments to a balance of $2.9 billion at the end of Fiscal 2013 with negligible debt, driven by efficient management of accounts receivable and inventory and by reduced spending.

B.	Compensation Changes for Fiscal 2013

In structuring the Fiscal 2013 total compensation program for the NEOs, the CNG Committee and the Board reflected on the transition situation of the Company, the implications of a lower share price on the value of outstanding equity awards, the critical importance of the launch of BlackBerry 10, and the engagement and development of a new leadership team following the appointment of Thorsten Heins as CEO in January 2012 after the departure of the Company’s long-tenured co-CEOs. To balance these important factors and outcomes, the Board implemented the following changes in Fiscal 2013:

Semi-Annual Incentives: Incentive targets were set and Annual Incentive Plan (“AIP”) payments were made on a semi-annual basis to reward the achievement of critical shorter-term goals, such as new product development, that built on longer-term priorities. The Company will revert to an annual incentive framework for Fiscal 2014 to reflect a renewed emphasis on longer-term objectives.

Operational Metrics: Additional semi-annual operational metrics were introduced into the AIP for executive management. The addition of the following metrics to the AIP reflected their importance to the operational performance of the Company in Fiscal 2013:

•	First Half of Fiscal 2013: Results-based metrics were to sustain BlackBerry 7, meet BlackBerry 10 lab entry goals, and execute on the CORE program to cut costs and maintain cash reserves.

•	Second Half of Fiscal 2013: Results-based metrics were to maintain cash and liquidity position, launch BlackBerry 10 successfully, and execute on CORE program cost savings.

Special Achievement Turn-Around Bonus: A special performance-based bonus was introduced for certain members of the leadership team in Fiscal 2013 for the new leadership team, with metrics based on cash and liquidity and on the success of the BlackBerry 10 launch. See the section entitled “Special Achievement Bonus” in this Management Information Circular for details on amounts awarded, which will be reported as Fiscal 2014 compensation.

Comparator Group Alignment: A review of the comparator group was conducted and adjustments were made in order to remove several companies that were viewed as too large relative to the Company and not appropriate for the purposes of comparing NEO compensation.

Increased At-Risk Compensation: Where compensation increases were warranted, the increases emphasized long-term incentives which resulted in the total mix becoming more heavily weighted toward longer-term, at-risk compensation compared to prior years. Long-term incentives comprised between 55% and 70% of NEO total direct compensation in Fiscal 2013.

Strengthened Alignment with Shareholders: For Fiscal 2013, stock options were awarded to the NEOs for the first time since 2007, with stock options accounting for 50% of the long-term incentive grant for the CEO and 25% for the other NEOs. This was done to increase the emphasis on pay for performance in light of the Company’s transition efforts and to strengthen alignment with shareholder interests. These options will only deliver value to the NEOs if the share price appreciates and shareholders benefit from growth. The Company’s stock ownership guidelines were extended to all NEOs, with the CEO continuing to be subject to a share ownership requirement of four times base salary and all other NEOs becoming subject to a requirement of two times base salary.

Additionally, to ensure that the CEO’s interests would remain closely aligned with the long-term interests of the Company’s shareholders during and following the Company’s transition initiatives, the CEO was granted an up-front, multi-year equity award in Fiscal 2014.

All of these strategic compensation changes are addressed in greater detail below.

C.	Executive Compensation Philosophy and Compensation Elements of NEOs

1.	Objectives and General Principles

The Company aims to provide appropriate compensation for its NEOs that is internally equitable, externally competitive and reflects both Company performance and individual achievements. The executive compensation strategy supported by the CNG Committee and the Board in Fiscal 2013 focused on the following strategic objectives and general principles:

Strategic Objective	General Principle
Build a world-class executive team	Establish a strong executive team with the ability to successfully launch the critical BlackBerry 10 platform and build a strong foundation for ongoing success in a fiercely competitive market. Identify and engage leaders capable of executing a high-profile, global roll-out of products and services with minimal margin for error, while preserving liquidity and stabilizing the Company’s share price.

Attract, motivate and retain exceptionally talented, high performing, entrepreneurial executives	Design a total executive compensation program that is market competitive. The Company seeks to align compensation with the Executive Officer’s experience, competency and contribution.

Establish a clear performance linkage aligning compensation to business and individual performance	The Company seeks to utilize a pay for performance philosophy. Compensation programs will be linked with measures critical to the success of the Company’s business. The Executive Officers’ individual performance objectives and outcomes will impact compensation outcomes.

Align to external market but balance with simplicity and Company culture	The Company will utilize a specific set of high technology comparators that are relevant to the Company to understand overall market practices. The Company will also periodically review Canadian general industry comparators to ensure a balanced view of trends; however U.S.-based data is emphasized as the U.S. is the Company’s primary market for executive talent. The Company’s overall Executive Officer compensation philosophy highly values simplicity. The Company’s program design will seek to emphasize the Company’s unique culture and entrepreneurial spirit.

Align short-term compensation to Company objectives and outcomes	The Company’s Annual Incentive Program aligns the Company’s executives to the Company’s short-term objectives.

Strategic Objective	General Principle
Align long-term compensation to shareholder interests	The Company’s long-term incentive programs link executive compensation to shareholder interests.

Appropriately manage risks arising from the Company’s compensation policies and practices	The Company will review annually the risk management and controls of the Company’s compensation and benefits arrangements, including the administration of the equity-based plans, with the CNG Committee. The Company will monitor market practices and trends to ensure continued effectiveness of compensation governance, including the engagement of independent third party advisors where appropriate.

Encourage and recognize value-based leadership behaviors	Each Executive Officer’s performance outcome will be assessed not only on what the Executive Officer achieves but also based on how the Executive Officer achieves results. Performance outcomes will directly impact compensation.

Provide benefits that are fair and reasonably competitive	The Company’s Executive Officers participate in the same benefit plans as other employees. Some supplemental benefit programs may be offered for competitive reasons. The Company will generally be more conservative than market practice with respect to benefits. The Company will increase its emphasis on executive health and wellness to mitigate risks to the Company.

2.	Compensation Elements for the NEOs

The compensation of the Company’s Executive Officers is comprised of the following elements: base salary; annual incentive; long-term incentive; retirement savings; and other compensation. The purpose of each of these elements is as follows:

Elements	Purpose of the Compensation Elements
Base Salary (Annual Fixed)	•	This element provides minimum compensation to secure day-to-day services and reflects the Executive Officer’s role within the Company, personal performance, experience and contribution to the business of the Company, the size and stage of development of the Company and competitive benchmarks.

Annual Incentive (Annual Variable)	•	The Annual Incentive Plan is designed to motivate and reward an Executive Officer for contribution to the achievements of the Company and individual goals set for the fiscal year.

Long-Term Incentive (Long-Term Variable)	•	This element allows Executive Officers to receive compensation under the Company’s Stock Option Plan and/or RSU Plan, which are proposed to be consolidated in a new Equity Incentive Plan.

	•	These plans are designed to (a) advance the interests of the Company by encouraging equity participation through the acquisition of Common Shares of the Company, (b) enable the Company to attract and retain experienced and qualified executives in a highly competitive marketplace, and (c) align the interests of Executive Officers with the interests of shareholders by providing incentives which promote the creation and maintenance of shareholder value.

Retirement Savings (Long-Term)	• •

This element is designed to assist Executive Officers in saving for their retirement.

Other than the retirement savings plans and Company matching program made available to all employees of the Company, the Company’s approach to retirement savings is for Executive Officers to be responsible for their retirement savings.

Elements	Purpose of the Compensation Elements
Other Compensation (Short & Long-Term)	Benefits
	•	Executive Officers are provided the same benefits programs as the Company offers other employees.

	•	These programs are designed to help ensure the health and wellness of employees and to provide coverage in case of death or disability.

	•	Benefits programs include health, dental, life insurance and disability coverage.

Perquisites

	•	Perquisites are not a typical element of Executive Officer compensation, but perquisite arrangements are established on a case-by-case basis as considered appropriate in the interests of the Company.

D.	Executive Compensation Decision-Making

1.	Decision Process and Timing

The CNG Committee, with information from its independent compensation consultant, annually reviews Executive Officer compensation. This exercise includes a review of all elements of executive compensation, individual Executive Officer performance relative to individual objectives, Company performance relative to pre-determined Company objectives, input from the Company’s human resources function and the CEO (other than on CEO compensation), and market comparator group data. The CNG Committee then makes recommendations to the full Board which approves Executive Officer compensation other than compensation for the CEO, which is approved by the independent members of the Board. These reviews and approvals for Fiscal 2013 compensation occurred as follows:

Topic	Q1 Fiscal 2013 March – May 2012	Q2 Fiscal 2013 June – August 2012	Q3 Fiscal 2013 September – November 2012	Q4 Fiscal 2013 December 2012 – February 2013
Base Salary	Fiscal 2013 Base Salary Increases Approved (Determined May, Effective June)

Annual Incentive	Fiscal 2013 Semi-Annual Incentives Implemented (March)		Fiscal 2013 First Half Incentive Payment Approved (September)	Fiscal 2013 Second Half Incentive Payment Approved (March 2013)

Long-Term Incentive			Fiscal 2013 Regular Annual Long-Term Incentive Awards Approved and Granted (September)

Consistent with the Company’s prior practice, long-term incentive awards are approved and granted in the third quarter. This enables the CNG Committee and the Board to consider the Company’s past performance during the first half of the fiscal year when making these decisions. It also provides an opportunity to review updated comparator compensation data before approving the long-term incentive compensation. Even though the annual compensation review cycle addresses base salary, annual incentive and long-term incentive elements at different times, the CNG Committee and the Board consider each element of compensation in the context of total executive compensation at each stage of the cycle.

2.	Comparator Group Development

For the purpose of considering the competitiveness of the Company’s executive compensation for Fiscal 2013, the Company established and used compensation data from a global high technology comparator group (the “High Technology Comparator Group”) approved by the CNG Committee, taking into consideration information and advice from its independent compensation consultant Frederic W. Cook & Co., Inc. (“Frederic Cook”). The High Technology Comparator Group was selected on the basis of the following objective selection criteria, which are generally consistent with the Company’s practices in prior fiscal years:

•

Cross-section of high technology and telecom industry companies, primarily targeting U.S. technology companies, which represent the Company’s most direct competitors for talent. Other relevant international companies were considered if they had robust compensation disclosure;

•	Companies with global operations;

•	Companies with products that compete directly with the Company’s products; and

•

Companies having similar revenue, profits and market capitalization as the Company, with the intent to position the Company’s revenue near the comparator group’s median, which mitigates potential bias in the data. The Company’s trailing revenue was above the 50th percentile of its comparator companies at the time the comparator group was chosen and no comparator company reported more than three times the Company’s revenue.

After detailed discussion and consideration, the CNG Committee approved the High Technology Comparator Group in June 2012. The following changes were made to the Fiscal 2012 High Technology Comparator Group to form the Fiscal 2013 High Technology Comparator Group: Apple, Intel and Microsoft were removed because they were viewed as too large relative to the Company and the other comparator group companies, and Applied Materials, Broadcom, Corning, Micron Technology, Motorola Solutions and Xerox were added. The 17 companies in the Fiscal 2013 High Technology Comparator Group are presented in the following table. The executive compensation practices of the Fiscal 2013 High Technology Comparator Group companies were considered in reviewing and making decisions regarding the Company’s compensation elements for Fiscal 2013.

High Technology Comparator Group Comparator Company Corporate Information – Fiscal 2013 Compensation Decisions* (Millions)
Company Name	Revenue[1]	Market Cap[2]	Gross Profit[1]	Gross Profit Margin	Global
Amazon.com	$48,077	$92,142	$11,872	25%	X
Applied Materials	$10,020	$16,068	$4,305	43%	X
Broadcom	$7,389	$21,418	$3,925	53%	X
Cisco Systems	$44,844	$113,745	$29,630	66%	X
Corning	$7,890	$21,331	$4,508	57%	X
eBay	$11,652	$47,471	$8,864	76%	X
EMC	$20,008	$61,221	$13,657	68%	X
Google	$37,905	$208,336	$26,554	70%	X
Micron Technology	$8,436	$8,009	$3,607	43%	X
Motorola Solutions	$8,203	$16,205	$4,318	53%	X
Nokia	$50,439	$20,369	$16,986	34%	X
Qualcomm	$15,889	$114,817	$11,506	72%	X
SAP AG	$18,463	$83,108	$13,754	74%	X
Symantec	$6,722	$13,641	$6,014	89%	X
Texas Instruments	$13,735	$38,299	$6,772	49%	X
Xerox	$22,626	$10,799	$8,513	38%	X
Yahoo!	$4,984	$18,112	$4,012	80%	X
75th Percentile	$22,626	$83,108	$13,657	72%
50th Percentile	$13,735	$21,418	$8,513	57%
25th Percentile	$8,203	$16,205	$4,318	43%
BlackBerry	$18,435	$7,705	$6,579	36%	X

*	All data sourced from Standard & Poor’s Capital IQ.
1.	Revenue and Gross Profit reflect trailing four quarter information available as of March 31, 2012 (at the time that the CNG Committee conducted its analysis and established the Fiscal 2013 High Technology Comparator Group) other than for the Company, which information is as of March 3, 2012.
2.	As of March 31, 2012.

A secondary comparator group consisting of Canadian companies was used in Fiscal 2013 (the “Canadian Comparator Group”) primarily to assess market practices related to change of control, share ownership guidelines, termination without cause and other employment-related practices. The Canadian Comparator Group was originally selected in Fiscal 2012, primarily based on revenue, market capitalization and scope/complexity of operations, and represented a cross-section of industries. These companies were originally selected to compare the overall competitiveness of the Company’s executive compensation and overall compensation practices in the Company’s Canadian marketplace. The Canadian Comparator Group is viewed as a secondary comparator group because the Company competes for executive talent and shareholder capital within its global market rather than its local market. Notably, of the three new NEOs hired by the Company in Fiscal 2013, Messrs. Zipperstein and Boulben were most recently employed by U.S. companies and are based in the United States and Mr. Tear was most recently with a large global company and hired while based in Europe.

The Company has no relevant Canadian technology peers. The Company is the only information technology company in the Canadian TSX 60. Within the TSX Composite Index (244 companies), there are only seven information technology companies. As of March 31, 2012, the Company’s trailing four quarter revenues were nearly double those of the next-largest TSX technology company (Celestica) and only four other companies had trailing four quarter revenues of at least $1 billion. The Company’s market capitalization as of March 30, 2012 was the highest among TSX technology companies and only five other TSX information technology companies had a market capitalization greater than $1 billion. Within the TSX Composite Index, the three largest industries as of March 30, 2012 were Financial (31%), Energy (26%) and Materials (20%). All of these are capital-intensive businesses, which tend to have different talent and reward profiles than human capital intensive businesses.

Canadian Comparator Group Comparator Company Corporate Information – Fiscal 2013* (Millions)
Company Name	Revenue[1]
Agrium	$16,145
Bank of Nova Scotia	$26,965
Barrick Gold	$14,793
BCE	$20,115
Bombardier	$17,191
Cenovus Energy	$16,907
Enbridge	$27,389
George Weston	$32,737
Husky Energy	$23,109
Manulife Financial	$47,265
Power Corp of Canada	$33,395
Rogers Communication	$12,434
Shoppers Drug Mart	$10,598
Sun Life Financial	$21,363
Suncor Energy	$39,392
TELUS	$10,530
25th Percentile	$15,131
50th Percentile	$20,739
75th Percentile	$31,400

*	Data sourced from Standard & Poor’s Capital IQ and converted to U.S. dollars using the Bank of Canada average noon exchange rate of USD $1 = CDN $0.9913 for Fiscal 2012.
1.	Revenue reflects trailing four quarter information available as of March 31, 2012.

3.	Compensation Elements and Company Goals

Base Salary

The base salary for each NEO is reviewed annually after the completion of the prior fiscal year. In assessing individual performance of the NEOs for Fiscal 2013, the CNG Committee considered the importance of both quantitative factors and qualitative factors, such as demonstrated leadership ability as well as the management and implementation of major projects and initiatives. The NEOs’ base salaries were also reviewed by the CNG Committee against the Fiscal 2013 High Technology Comparator Group based on market data provided by Frederic Cook. In addition to these considerations, the CNG Committee also reviewed and considered a proposal from the CEO for a regular annual base salary increase for Mr. Bidulka. The recommendation from the CEO was reviewed and approved by the CNG Committee and the Board.

As a result of the CNG Committee’s compensation review, and following advice from Frederic Cook, Mr. Heins’ base salary was left unchanged because he had received a substantial base salary increase at the time of his promotion to President and CEO. The base salary for Mr. Bidulka was increased as shown in the table below and was effective in June 2012. Messrs. Zipperstein, Boulben and Tear were recruited from outside the Company in Fiscal 2013, and their starting salaries are reflected in the table below.

	Base Salary for Fiscal 2012 (Effective September 4, 2011)	Base Salary for Fiscal 2013
Name	CDN	CDN	% Increase	US1
Thorsten Heins[2]	$648,200	$1,000,000	54%	$1,006,441
Brian Bidulka	$605,000	$626,000	3%	$611,268
Steve Zipperstein[3]	Not Applicable	—	—	$700,000
Frank Boulben[4]	Not Applicable	—	—	$850,000
Kristian Tear[5]	Not Applicable	$900,000	—	$910,010

1.	For Mr. Heins, base salary has been converted to U.S. dollars using the Bank of Canada average noon exchange rate of CDN $1 = USD $1.0064 on March 5, 2012; for Mr. Bidulka, base salary has been converted to U.S. dollars using the Bank of Canada average noon exchange rate of CDN $1 = USD $0.9765 on May 28, 2012; and for Mr. Tear, base salary has been converted to U.S. dollars using the Bank of Canada average noon exchange rate of CDN $1 = USD $1.0111 on August 20, 2012.
2.	Mr. Heins was promoted from COO to the position of Chief Executive Officer effective January 21, 2012 at which time his base salary was increased from CDN $648,200 to CDN $1,000,000.
3.	Mr. Zipperstein commenced employment with the Company on July 3, 2012 as Chief Legal Officer & Corporate Secretary.
4.	Mr. Boulben commenced employment with the Company on June 11, 2012 as Chief Marketing Officer.
5.	Mr. Tear commenced employment with the Company on August 20, 2012 as Chief Operating Officer.

Annual Incentives

Pay-for-performance is driven through the AIP which compensates Executive Officers based on a combination of the Company’s achievement of certain key financial and operational measures and individual performance relative to annual individual and Company objectives. In Fiscal 2013, following a review of external practices and the requirements of the business, the following changes were made:

Shorter Time Horizon: In recognition of the transitional nature of the year and the importance of executing on evolving objectives, it was appropriate to set a shorter time horizon for the incentive plan, and therefore semi-annual rather than annual goals were set for the AIP. This enabled more effective target setting, focus and execution during a time of fast-paced change.

Incentive Maximum: Previously, the AIP recognized individual performance by upward or downward adjustments of 25% in the compensation that would otherwise be payable based on base salary, the annual incentive target and Company performance. Effective in Fiscal 2013, individual performance is reflected through an Individual Performance Modifier, with a range of 0 to 1.50. This approach is intended to provide greater upside potential that aligns with market practice and an increased pay-for-performance orientation.

Under the AIP, an Executive Officer can earn annual incentive compensation that is calculated by multiplying the Executive Officer’s annual base salary by an annual target incentive, expressed as a percentage of base salary (125% for the CEO in Fiscal 2013, 100% for the COO and 80% for all other NEOs). The AIP design and formula are explained below.

Annual Incentive Plan Formula

NEO Base Salary (During Period)	X	Annual Incentive Target (% of Base Salary)	X	Company Performance Factor 0 to 1.50	X	Individual Performance Modifier 0 to 1.50

Company Performance Factor

For Fiscal 2013, new metrics were introduced to focus the NEOs on the most critical business outcomes for each semi-annual period. The metrics utilized in determining the Company Performance Factor (“CPF”) in each period were as follows:

•	First Half of Fiscal 2013: Revenue, EPS, Net Subscriber Additions, Sustain BlackBerry 7, BlackBerry 10 Delivery, CORE Program;

•	Second Half of Fiscal 2013: Revenue, EPS, Net Subscriber Additions, Cash & Liquidity, BlackBerry 10 Delivery, CORE Program.

The weighting of each metric and performance ranges are shown below.

Individual Performance Modifiers

The individual performance modifier is determined by reviewing the NEO’s performance relative to individual objectives established for Fiscal 2013 and the NEO’s contribution to the Company’s 12 strategic goals noted below. The NEO’s performance and contribution are evaluated using a rating scale from 0 to 1.50. The CEO makes recommendations to the CNG Committee for the awards of the other NEOs. The CNG Committee makes recommendations on the awards for the CEO to the independent directors of the Board for approval. Any awards made to the other NEOs are recommended by the CNG Committee for approval by the Board.

For Fiscal 2013, the following strategic goals were identified as being essential to the successful transition of the Company and to meeting shareholder expectations:

1)	Deliver BlackBerry 10 on time and leverage its success into new revenue and market opportunities;

2)	Continue to drive BlackBerry OS 7 product sales to sustain business until launch of BlackBerry 10;

3)	Evaluate alternative revenue streams and evolve the services business model;

4)	Ensure that the Company has the financial strength and competitive cost structure in place to support transition to future business model;

5)	Reclaim mobile enterprise leadership position;

6)	Aggressively partner to deliver a compelling consumer offering for targeted market segments;

7)	Become a customer-driven organization that understands and brings to market products and services that address genuine customer needs;

8)	Ensure that sales, marketing and product management functions are structured to support business opportunities and to deliver on the Company’s objectives;

9)	Build a best in class integrated brand, marketing and public relations organization;

10)	Deliver uncompromised quality in products and processes;

11)	Extend wireless technology leadership to deliver industry leading LTE device performance; and

12)	Attract and retain the best talent and clearly and regularly communicate with employees.

The performance of each NEO in Fiscal 2013 was reviewed and key accomplishments are highlighted in the following table:

Name	Performance Accomplishments
Brian Bidulka	•	Implementing CORE program and achieving target savings

	•	Preserving a strong cash and liquidity position

Steve Zipperstein	•	Developing a patent portfolio strategy and managing key legal actions

	•	Improvement of governance and compliance programs

Frank Boulben	•	Building a best in class global integrated marketing organization

	•	Successfully marketing BlackBerry 10

Kristian Tear	•	Delivering BlackBerry 10 on time and leveraging its success

	•	Continuing to drive BlackBerry OS 7 product sales

NEO Semi-Annual Incentive Measures and Payouts:

The Fiscal 2013 AIP payout determination is summarized in the following tables:

First Half of Fiscal 2013

Measure	Threshold	Target	Max	Score	Weighting	Weighted Result
Revenue (Billion)	$5.53	$6.91	$8.30	> Threshold	25%	21%
EPS	$0.14	$0.17	$0.20	< Threshold	25%	0%
Net Subscriber Additions (Million)	0.00	2.00	4.00	> Target	25%	31%
Corporate Metrics
Metric 1: Sustain BB7 (Millions of Units, Sell in Q1/Q2)	11.50	13.50	16.50	< Threshold	8.33%	0%
Metric 2: BB10 Delivery (Lab Entry Date)	Target plus 6 weeks	Target	Target less 6 weeks	< Threshold	8.33%	0%
Metric 3: CORE Program (Million, Actual vs. Target Savings)	$250	$350	$500	> Target	8.33%	8%

First Half of Fiscal 2013 Company Performance Factor						60%

Second Half of Fiscal 2013

Measure	Threshold	Target	Max	Score	Weighting	Weighted Result
Revenue (Billion)	$4.79	$5.99	$7.19	> Threshold	20%	18%
EPS	($0.88)	($0.74)	($0.59)	> Max	15%	22.5%
Net Subscriber Additions (Million)	0.00	0.40	2.00	< Threshold	5%	0%
Corporate Metrics
Metric 1: Cash and Liquidity Position (Billion)	$1.20	$1.50	$1.80	> Max	20%	30%
Metric 2: BB10 Delivery	Outcomes Meet Some Key BB10 Launch Targets	Successful BB10 Launch (Criteria & Targets)	Outcomes Exceed Most BB10 Launch Targets	> Target	30%	37.5%
Metric 3: CORE Program (Million, Actual vs. Target Savings)	$510	$650	$810	> Max	10%	15%

Second Half of Fiscal 2013 Company Performance Factor						123%

All but one of the metrics in the second half of Fiscal 2013 were pre-established and quantitative in nature. The exception was the BlackBerry 10 delivery achievement, which was discretionary due to the complex nature of determining the success of the global roll-out and the multiple factors involved in this analysis. The CNG Committee determined that the most appropriate way to determine success was to pre-define a variety of performance factors which would be assessed at the end of the period, including but not limited to: technical acceptance, first customer shipment (“FCS”), launch in all major regions, BlackBerry10 ranged and sold by at least one carrier/region, purchase order and funnel activity, units sold, marketing efforts and BES 10 launch.

The final achievement determination of 125% of target for BlackBerry 10 delivery was made by the Board in March 2013 based on the following facts: first technical acceptance date and number of technical acceptances, first FCS date and number of carrier FCS, number of BlackBerry Z10 devices shipped, strong marketing launch, and positive third party reviews of BlackBerry 10 products.

The table below shows the amount of the AIP awards paid in October 2012 for the first half of Fiscal 2013 and to be paid in June 2013 for the second half of Fiscal 2013 based on the individual personal modifiers for each of the NEOs, as approved by the CNG Committee and the Board.

		Individual Performance Modifier
	Annual Incentive	First Half	Second Half	Fiscal 2013 Actual Incentive Award[1]
Name	Target %	Fiscal 2013	Fiscal 2013	CDN	USD	%[2]
Thorsten Heins	125%	1.50	1.50	$1,715,625	$1,717,295	172%
Brian Bidulka	80%	0.75	1.00	$418,927	$419,335	67%
Steve Zipperstein	80%	1.00	1.00	—	$400,708	86%
Frank Boulben	80%	1.00	1.00	—	$511,233	83%
Kristian Tear	100%	1.00	1.00	$572,786	$573,343	119%

1.	Except for Messrs. Zipperstein and Boulben, whose base compensation is in U.S. dollars, incentive awards have been converted to U.S. dollars using the Bank of Canada average noon exchange rate of 0.999 for Fiscal 2013.
2.	AIP awards to Messrs. Zipperstein, Boulben and Tear for the first half of Fiscal 2013 were prorated to reflect the length of their service with the Company during that period.

Special Achievement Bonus

During Fiscal 2013, the Board determined that it would be in the best interests of the Company’s shareholders to create a special achievement bonus program for the Executive Officers focused on the most critical deliverables driving the overall success of the Company in Fiscal 2013 and Fiscal 2014. The CNG Committee and the Board approved the implementation of this bonus program in principle in September 2012 and established the following two performance criteria in December 2012: (i) cash and liquidity maintenance above a $1.5 billion threshold (including available credit facilities) and (ii) BlackBerry 10 launch success (to be determined at the discretion of the Board).

Following the completion of Fiscal 2013, the Board determined that a special bonus would be payable to Messrs. Heins and Bidulka in recognition of their significant achievement against the performance criteria up to March 31, 2013. In April 2013, the Board approved a bonus in the amount of CDN $3 million for Mr. Heins. In May 2013, the CNG Committee approved a bonus in the amount of $700,000 for Mr. Bidulka, acknowledging his outstanding implementation of the CORE program. As these decisions were made after the completion of Fiscal 2013, these awards are not disclosed in the Fiscal 2013 Summary Compensation Table in Section G and will be reported in next year’s Fiscal 2014 CD&A. Although the CNG Committee and Board recognized the significant contribution made by the entire executive team towards the performance criteria, it was determined that no special bonuses would be payable to other Executive Officers in respect of the period ended March 31, 2013.

Long-Term Incentive Compensation

As summarized in the Summary Compensation Table in Section G, long-term incentive compensation continues to be a significant element of total compensation for the Executive Officers in order to align the interests of Executive Officers with the achievement of the Company’s long-term business objectives and the interests of shareholders. The awards to Executive Officers are also granted in recognition of the importance of an Executive Officer to the Company’s future, the desire to create retention value with each Executive Officer and the individual performance of each Executive Officer in each case at the time the equity awards were granted. The Company and the CNG Committee believe that the long-term incentive compensation element of the Company’s compensation program needs to be competitive relative to the Company’s comparator group, and that it is imperative to executing the Company’s strategy in an intensely competitive industry for products and to attracting and retaining key talent.

On an annual basis, the CNG Committee reviews the long-term incentive compensation of Executive Officers. This review takes into consideration total compensation and external market factors, including comparator group information provided by the CNG Committee’s independent compensation consultant. Based on this review, the CNG Committee has the ability to grant stock options and/or RSUs annually based on established equity award ranges that have historically been expressed in terms of a number of stock options and/or RSUs. For awards beginning in Fiscal 2013, the Company amended its equity compensation plans to allow the Board to grant awards based on an aggregate dollar value. See the section entitled “Securities Authorized for Issuance under Equity Compensation Plans” in this Management Information Circular for further details regarding the amendments. The quantum or dollar value of stock options or RSUs granted depends on, among other things, the position, level and performance of the individual, as well as comparator group information and the Company’s past grants to the NEO.

The Fiscal 2013 awards were made in October 2012 consistent with the practices and procedures set out in the Company’s Awards Policy, including the equity award ranges in place at the time.

Following a survey of long-term incentive market practices, input from the CNG Committee’s compensation advisor, and feedback from the CNG Committee, the equity program for Fiscal 2013 was revised as follows:

•

For the CEO, the CNG Committee did not set an equity award range, but rather determined the grant amount at a meeting of the committee in September 2012 following a review of progress towards key objectives and outcomes. For the other NEOs, equity award ranges were increased to be more competitive and closer to the 50th percentile of the Company’s comparator group.

•

Annual Long-Term Incentive Program (“LTIP”) awards changed from the recent practice of awarding only RSUs to a mix of 50% RSUs and 50% stock options for the CEO (as discussed further below) and, for the other NEOs, a mix of 75% RSUs and 25% stock options;

•	RSU vesting was changed from a three-year cliff to annual vesting of one-third each year for three years;

•	Stock options were changed from five year annual vesting and a six year term to three year annual vesting and a five year term.

These changes were made to increase competitiveness, ensure simplicity in design, and to balance short-term retention value with longer-term retention requirements of the Company. The Company continues to operate in a highly competitive environment for talent. Total direct compensation for the Executive Officers other than the CEO remains between the 25th percentile and the median as compared to the 2013 Fiscal comparator group

Thorsten Heins Fiscal 2013 LTIP Award: In recognition of Mr. Heins’ outstanding performance in Fiscal 2013, the CNG Committee granted him an annual long-term incentive award of $6 million, which was awarded 50% in RSUs and 50% in stock options. A larger proportion of Mr. Heins’ equity was awarded in the form of stock options relative to the other NEOs in order to create a greater pay-for-performance orientation and to ensure that the interests of the Company’s CEO are closely aligned with those of the Company’s shareholders. The CNG Committee considered the Fiscal 2013 high technology comparator data when determining Mr. Heins’ equity award, as well as awards given to Mr. Heins in Fiscal 2012. The CNG Committee also reviewed his target total direct compensation for Fiscal 2013 (base salary, plus target annual incentive, plus equity). It was determined that while Mr. Heins’ total direct compensation was conservative compared to the median of the comparator group, it provided a strong pay-for-performance orientation.

In addition to the annual long-term incentive awards, the Company also makes long-term incentive awards on a quarterly basis in accordance with its Awards Policy. Awards are generally made in connection with new hires, promotions, acquisitions and in some cases as special incentives, including in recognition of special contributions or for retention purposes. When granted, the quarterly equity awards consist of 100% RSUs. No quarterly equity awards were granted to the NEOs in Fiscal 2013.

A summary of the long-term incentive awards provided to the NEOs in Fiscal 2013 is summarized in the following table:

Name	Award Type	Award	Date	Grant Price	# Granted	Value[1]
Thorsten Heins	RSUs	Annual Award	October 1, 2012	$7.86	381,679	$2,999,997
	Options	Annual Award	October 1, 2012	$7.86	763,358	$3,190,836

	Total					$6,190,833

Brian Bidulka	RSUs	Annual Award	October 1, 2012	$7.86	190,839	$1,499,995
	Options	Annual Award	October 1, 2012	$7.86	127,226	$531,805

	Total					$2,031,799

Steve Zipperstein	RSUs	New Hire	October 1, 2012	$7.86	349,872	$2,749,994
	RSUs	Annual Award	October 1, 2012	$7.86	40,553	$318,747
	Options	Annual Award	October 1, 2012	$7.86	27,035	$113,006

	Total					$3,181,747

Frank Boulben	RSUs	New Hire	July 3, 2012	$7.35	272,108	$1,999,994
	RSUs	Annual Award	October 1, 2012	$7.86	59,637	$468,747
	Options	Annual Award	October 1, 2012	$7.86	39,758	$166,188

	Total					$2,634,929

Kristian Tear	RSUs	New Hire	October 1, 2012	$7.86	254,452	$1,999,993
	RSUs	Annual Award	October 1, 2012	$7.86	20,038	$157,499
	Options	Annual Award	October 1, 2012	$7.86	13,358	$55,836

	Total					$2,213,328

1.	Stock option awards were valued at USD $4.18 using the Black-Scholes-Merton option-pricing model.

Retirement Savings

The Company offers all Canadian-based and U.S.-based Executive Officers the opportunity to participate in the group retirement savings plan that is made available to all other Canadian-based and U.S.-based employees. In Fiscal 2013, the Company matched each Canadian-based employee’s contribution to the group registered retirement savings plan (“RRSP”) and each U.S.-based employee’s contribution to the U.S. 401K Plan dollar for dollar up to 5% of the employee’s base salary, subject to the employee’s current year RRSP contribution limit in the case of each Canadian employee. Consistent with the Company’s philosophy, no additional forms of pension plan are offered to the NEOs.

Other Compensation (Benefits & Perquisites)

The NEOs are offered similar benefits to all other employees with the exception of Mr. Heins. In Fiscal 2012 and 2013, Mr. Heins had access to the Company’s aircraft for personal use. The CNG Committee approved a gross-up for the taxes payable by Mr. Heins on the benefit received by him in connection with personal usage of the Company aircraft. This decision was made following consideration of the extraordinary volume of travel required by Mr. Heins in connection with his promotion to the position of President and CEO and to support the BlackBerry 10 launch. The cost of the gross-up to the Company was CDN $18,029 in Fiscal 2013 and CDN $2,880 in Fiscal 2012. The gross-up will not be provided in connection with Mr. Heins’ personal travel after Fiscal 2013.

4.	Claw Back of Incentive and Equity-Based Compensation

In April 2008, the Board approved a policy with respect to the reimbursement of incentive and equity based compensation. This policy requires that if the Board becomes aware of any misconduct by an Executive Officer that contributed to the Company having to restate all or a portion of its financial statements, the Board shall take such action as it deems appropriate to remedy the misconduct and prevent its recurrence, and may take disciplinary action against the Executive Officer. In addition, the Board will, to the fullest extent permitted by governing law in all appropriate cases, require reimbursement of any bonus or incentive compensation awarded to such Executive Officer if: (a) the amount of bonus or incentive compensation was calculated based upon the achievement of certain financial results that were subsequently the subject of restatement; (b) the executive engaged in intentional misconduct that caused or partially caused the need for the restatement; and (c) the amount of the bonus or incentive compensation that would have been awarded to the Executive Officer, had the financial results been properly reported, would have been lower than the amount actually awarded.

5.	Executive Officer Share Ownership Guidelines

In January 2012, in connection with Mr. Heins’ promotion to President and CEO, the Company established a share ownership guideline for the CEO of at least four times his base salary. In March 2012, share ownership guidelines were also established for the other Executive Officers, of at least two times their respective base salaries. Under the guidelines, all unvested equity awards and owned shares are counted toward the target. The Executive Officers have five years from the implementation of the guidelines to attain the requisite share ownership levels. If they do not meet the guidelines within such period, they are required to hold at least 50% of their Common Shares obtained (on an after-tax basis) from the vesting of equity awards until such time as the guidelines are satisfied.

6.	Fiscal 2014 CEO Compensation Decisions

The Board made a number of decisions with respect to the CEO’s compensation structure in Q1 Fiscal 2014. Due to their significance, these decisions are summarized in this Management Information Circular.

The Company’s approach to compensation has been designed to ensure that executives are focused on, and compensated for, creating long-term growth that benefits shareholders. The CNG Committee and the Board takes a number of internal and external factors into consideration when setting executive compensation, carefully weighing business results, skill, experience, risk assessment and the achievement of objectives to ensure appropriate compensation for Executive Officers.

In March 2013, the Board created a sub-committee of independent directors consisting of Barbara Stymiest, Prem Watsa and John Wetmore to review CEO compensation and to work with the Company’s independent compensation consultant, Frederic Cook, to determine the appropriate CEO compensation structure for Fiscal 2014. This review was initiated because the Board believed that the existing CEO compensation structure could be further improved to better meet the Company’s compensation objective of fostering a longer-term focus on the development of the business and growth of shareholder value. The review also considered potential risks associated with CEO retention and the need to ensure a close alignment of the Company’s leadership with shareholder interests.

Under the leadership of Mr. Heins, the Company is experiencing a period of transformation with the launch of BlackBerry 10 and BES 10. The necessary speed and scope of this transformation, as well as its critical importance to the future success of the Company, demand leadership of exceptional skill, agility and vision.

Mr. Heins is widely recognized among industry observers and analysts for having steered BlackBerry successfully during a very critical year. The sub-committee observed that while Mr. Heins was publicly recognized for his outstanding leadership, his actual total direct compensation was below the 25th percentile of the Fiscal 2013 high technology comparator group’s target total direct compensation. The sub-committee also reviewed the successes and outcomes of Fiscal 2013 as a further basis for adjustments to Mr. Heins’ compensation, including:

•	outstanding results of the CORE Program, exceeding the $1 billion target one quarter ahead of plan;

•	restructuring and repositioning of the Company for cash generation and earnings leverage;

•	cash position of $2.9 billion at the end of Fiscal 2013;

•	profitable Q4 Fiscal 2013, outperforming internal expectations;

•	established the mobile computing vision as the strategic platform for BlackBerry’s future products and services; and

•	increased corporate profile and positive momentum in the financial community.

Accordingly, to reflect Mr. Heins’ demonstrated track record, as well as provide incentive going forward, in April 2013, the sub-committee, following a review of external market practices and feedback from its independent compensation consultant, designed a new compensation structure for the CEO for the Fiscal 2014 to Fiscal 2016 period. This new structure is reflected in an amended and restated employment agreement between the Company and Mr. Heins dated May 21, 2013 (the “2013 Heins Agreement”). The 2013 Heins Agreement supersedes Mr. Heins’ previous contract dated January 21, 2012, and the key compensation elements of the agreement are summarized below:

•	Base Salary: increased from CDN $1 million to CDN $1.5 million effective as of March 3, 2013;

•	Incentive Target: increased annual incentive target percentage for AIP for Fiscal 2014 to 2016 from 125% to 150% of base salary

•

Equity: includes an up-front, long-term incentive equity award, in lieu of on-going equity awards for the next three years, consisting of a time-based RSU award with a value of $22.5 million and a performance-based RSU award with a value of $11.25 million. These awards were approved by the Board on May 21, 2013, but will not be granted until the first day on which no Trading Blackout (as defined in the Company’s Awards Policy) is in effect, currently expected to be July 3, 2013. The entire time-based award vests three years from the date of the 2013 Heins Agreement. In order for the performance-based equity award to vest, the Company must achieve GAAP net earnings per diluted share for Fiscal 2016 of not less than a specified minimum target. The performance-based award is intended to promote business performance over three years against a key financial target; if the threshold is not met, the performance-based award will be forfeited. Mr. Heins will not be eligible to receive any other LTIP awards during the Fiscal 2014 to 2016 period.

When the CEO’s long-term incentive equity award is regarded on an annualized basis over three years, his total target direct compensation under the new employment arrangement is at the 75th percentile of the Fiscal 2013 High Technology Comparator Group.

The emphasis on incentive and equity-linked payments as crucial elements of the CEO’s compensation for the Fiscal 2014 to 2016 period is consistent with the Company’s desire to promote a performance culture and create clear relationships between pay and performance. The CEO’s compensation has been designed to strike a balance that ensures compensation is linked with the achievement of the Company’s business objectives during a period of significant change and with a focus on execution of key product launches and other corporate strategies. An effective long-term incentive plan with a significant performance component ensures that the CEO holds a competitive stake in the Company’s financial future. The Board believes that these compensation decisions will support retention of the CEO over a critical period of time for the Company, create a strong pay-for-performance orientation and ensure that the CEO does not profit disproportionately to the value that is created for shareholders. These compensation decisions also mitigate, to some extent, the risk of the CEO being attracted to, or by, another large public or private company for compensation reasons, particularly in light of the CEO’s recent success with the ongoing transformation of the Company.

E.	Compensation Risk Management

The mandate of the CNG Committee requires the CNG Committee to review annually the risk management and controls of the Company’s compensation and benefit arrangements, including the administration of the equity-based plans. In early 2012, to determine if additional measures should be taken to enhance the Company’s compensation governance, the Company engaged Towers Watson to assist with a risk assessment of compensation programs and polices related to the NEOs. The compensation risk assessment included interviews with the Board and management representatives to: (a) identify significant risks, if any; (b) understand the role of compensation in supporting appropriate risk taking; and (c) understand how risk is governed and managed at the Company. Towers Watson also reviewed documentation relating to the Company’s compensation governance oversight structure and processes, including the Board and Committee Mandates, and the accountability of the Risk Management & Compliance Council comprised of management and the Audit and Risk Management Committee. In addition, the Company’s executive compensation programs for the NEOs were assessed against Towers Watson’s compensation risk assessment framework.

Towers Watson’s compensation risk assessment indicated that, given the Company’s business context, there do not appear to be significant risks arising from the NEO’s current compensation policies and practices that are likely to have a material adverse effect on the organization. Towers Watson updated its 2012 assessment, and this was presented for review to, and accepted by, the CNG Committee in March 2013. The CNG Committee plans to continue to review annually the risks associated with the Company’s compensation policies and practices.

The Company’s compensation programs are designed to align with the Company’s business strategy, product life cycle and risk profile. Towers Watson identified the following key risk-mitigating features in the Company’s compensation governance processes and compensation structure:

•

Review of incentive programs. On a periodic basis, the Company conducts a complete review of its compensation strategy, including the pay philosophy and program design, in light of business requirements, market practice, and governance considerations.

•

Regular tracking and reporting of potential compensation payouts. The Company regularly reviews, tracks and reports to the CNG Committee on potential compensation payouts to effectively monitor performance and manage any inherent risks.

•

Fixed vs. variable compensation. For the NEOs, a significant portion of target total direct compensation is delivered through variable compensation. Variable compensation provides the potential for a strong pay-for-performance link, while salary ensures a competitive base level of compensation.

•

Incentive plan payouts capped. For NEOs, the annual incentive program in Fiscal 2013 had a maximum payout multiplier of 2.25x target (0-1.5 times target incentive based on corporate performance and an individual performance modifier of 0-1.5 times).

•	Minimum threshold performance. Annual incentive payouts are subject to a minimum level of financial performance.

•

External independent compensation advisor. On an ongoing basis, the CNG Committee retains an independent advisor to provide an external perspective on market changes and best practices related to compensation design, governance and compensation risk management.

•

Clawback policy. The Company maintains a policy with respect to the recoupment of incentive and equity-based compensation from an Executive Officer whose intentional misconduct causes a financial restatement. The Company may consider enhancing the policy to enable the Company to claw back incentive compensation upon any financial restatement, with or without misconduct.

•

Share ownership guidelines. The CEO is required to acquire over a period of five years, and thereafter hold, Common Shares having a value of at least four times his base salary and NEOs and EVP-level executives are required to acquire and hold Common Shares having a value of two times their base salaries.

In addition to these features of the Company’s compensation governance processes and compensation structure, the Company has voluntarily implemented a non-binding shareholder advisory vote on executive compensation. The advisory vote provides shareholders with the opportunity to signal whether or not the Company’s current approach to executive compensation is acceptable to shareholders.

The Company is not aware of any of its current officers or directors engaging in any hedging activities or share pledging. The Company’s Insider Trading Policy, which applies to all officers and directors, also includes certain anti-monetization measures. In particular, the policy cautions insiders about the risks associated with pledging shares of the Company to secure a margin loan in a brokerage account and the continuing requirement to comply with the Insider Trading Policy, including the requirement to obtain pre-clearance before any realization of such pledged shares occurs.

F.	Company TSR Performance vs. Indices and Aggregate NEO Compensation

The following graph shows the cumulative total shareholder return of $100 invested in the Company’s Common Shares compared to the S&P/TSX Composite Index and the NASDAQ Composite Index for the period of March 1, 2008 to March 2, 2013. The NEO aggregate total compensation is also shown over the same period, and reflects an increase in total compensation in Fiscal 2012 and a reduction in Fiscal 2013.

TOTAL SHAREHOLDER RETURN and NEO COMPENSATION

	March 1, 2008	February 28, 2009	February 27, 2010	February 26, 2011	March 3, 2012	March 2, 2013
BBRY ($)	100.00	38.48	68.29	63.57	13.29	12.77
NASDAQ ($)	100.00	60.66	98.54	122.43	131.02	139.55
TSX (CDN $)	100.00	59.80	85.62	103.46	93.09	94.04
NEO Aggregate Total Compensation		$15,544,628	$24,240,492	$17,586,276	$31,694,935	$25,044,614

The Company’s Common Shares have underperformed both indices over the five year period preceding Fiscal 2013; however, it is important to note that the share price rose by 110% from its low point in September 2012 to the end of Fiscal 2013 and that the Company’s new leadership team was not fully constituted until the second quarter of Fiscal 2013.

G.	Summary Compensation Table and Disclosures

The following table provides a summary of the total compensation earned by each NEO of the Company for Fiscal 2013, Fiscal 2012 and Fiscal 2011.

Summary Compensation Table[1]
							Non-equity Incentive Plan Compensation ($)
Name and Principal Position	Year[2]	Salary ($)[3]		Share-based Awards ($)[4]		Option-based Awards ($)[5]	Annual Incentive Plans[6]		Pension Value ($)[7]		All Other Compensation ($)[8]		Total Compensation ($)
Thorsten Heins[9] President & CEO	2013 2012 2011	$ $ $	1,000,974 670,222 575,619	$ $ $	2,999,997 9,538,675 824,515	$3,190,836 Nil Nil	$ $ $	1,717,295 0 510,601	$ $ $	14,776 13,311 11,907	$ $ $	141,199 52,116 0	$ $ $	9,065,077 10,274,324 1,922,643

Brian Bidulka Chief Financial Officer	2013 2012 2011	$ $ $	621,759 582,020 538,846	$ $ $	1,499,995 711,600 957,790	$531,805 Nil Nil	$ $ $	419,335 0 265,048	$ $ $	12,590 11,664 8,290	$ $ $	0 0 0	$ $ $	3,085,484 1,305,284 1,769,973

Steve Zipperstein Chief Legal Officer & Corporate Secretary	2013		$467,308		$3,068,741	$113,006		$1,300,708		$24,538		$0		$4,974,301

Frank Boulben Chief Marketing Officer	2013		$618,819		$2,468,741	$166,188		$791,233		$4,904		$0		$4,049,885

Kristian Tear[10] Chief Operating Officer	2013		$482,612		$2,157,491	$55,836		$1,173,928		$0		$32,980		$3,902,847

1.	All compensation paid in Canadian dollars was converted to U.S. dollars using the Bank of Canada average rate of USD $1 = CDN $1.0207 for Fiscal 2011, USD $1 = CDN $0.9913 for Fiscal 2012 and USD $1 = CDN $0.999 for Fiscal 2013.
2.	Fiscal 2011 covers the period from February 28, 2010 to February 26, 2011, inclusive, Fiscal 2012 covers the period from February 27, 2011 to March 3, 2012, inclusive, and Fiscal 2013 covers the period from March 4, 2012 to March 2, 2013, inclusive.
3.	Salary increases were effective on May 27, 2012 for Fiscal Year 2013. The salary for Mr. Bidulka is prorated to reflect his salary changes. See “Compensation Elements and Company Goals - Base Salary” under Section D of this CD&A above.
4.	RSU awards were valued using the fair market value of Common Shares on the NASDAQ on April 5, 2010 award date of $67.52, on June 29, 2010 award date of $49.75, on September 20, 2010 award date of $45.139, on March 28, 2011 award date of $55.99, on September 19, 2011 award date of $23.72, on January 24, 2012 award date of $15.01, and on October 1, 2012 award date of $7.86. These values have been determined under the principles used to calculate the grant date fair value of equity awards for purposes of the Company’s financial statements. The RSU awards for Messrs. Heinz, Bidulka, Zipperstein, Boulben and Tear include RSUs awarded as part of the long-term incentive program (See “Compensation Elements and Company Goals - Long-Term Incentive Compensation” under Section D of this CD&A above). Also, a separate award was made to Mr. Heins in connection with his promotions effective as of May 30, 2010 and January 21, 2012. In addition, new hire awards were made to certain NEOs in connection with their respective hire dates effective as of July 3, 2012 in the case of Mr. Zipperstein, June 11, 2012 in the case of Mr. Boulben and August 20, 2012 in the case of Mr. Tear. Lastly, Mr. Heins received a retention award on March 28, 2011.
5.	Stock option awards were valued at $4.18 using the Black-Scholes-Merton option pricing model.
6.	Annual Incentive Plan payouts for Fiscal 2013 include signing bonuses in the amount of $900,000 for Mr. Zipperstein, $280,000 for Mr. Boulben and CDN $600,000 for Mr. Tear.
7.	Retirement Pension Savings values for each NEO reflects the Company’s contributions during Fiscal 2011, Fiscal 2012 and Fiscal 2013 in connection with the NEO’s participation in the Company’s Group RRSP or 401(k) Plan.
8.	Amounts in this column also include the following perquisites for 2012 and 2013 for Mr. Heins: personal travel on the Company aircraft of CDN $27,860 for 2012 and CDN $123,033 for 2013 and a tax gross-up amount for personal usage of the Company aircraft of CDN $2,880 for 2012 and CDN $18,029 for 2013. The tax gross-up amount for 2012 has been updated to reflect a recently-approved payment. See “Compensation Elements and Company Goals – Other Compensation (Benefits and Perquisites)” under Section D of this CD&A above.
9.	Mr. Heins was promoted to the position of President and Chief Executive Officer on January 21, 2012. He served as Chief Operating Officer, Product Engineering, during Fiscal 2011 and Fiscal 2012 prior to this promotion.
10.	All other compensation in Fiscal 2013 for Mr. Tear represents a tax gross-up amount in connection with relocation expenses reimbursed by the Company.

Outstanding Stock Options and RSU Awards

The following table provides a summary of the outstanding stock options and RSU awards for each of the NEOs as of March 2, 2013:

	Option-based Awards				Share-based Awards
Name and Principal Position	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)[1]	Option Expiration Date	Value of Unexercised In-the- Money Options ($)[2]	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-based Awards That Have Not Vested ($)[3]	Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed ($)
Thorsten Heins	50,000	$115.40	27-Dec-13	—
President & CEO	763,358	$7.69	1-Oct-17	$4,415,998
					744,345	$9,870,015	—
Brian Bidulka	30,000	$73.48	3-Jul-14	—
Chief Financial Officer	50,000	$114.58	10-Oct-13	—
	127,226	$7.69	1-Oct-17	$735,998	225,839	$2,994,625	—
Steve Zipperstein Chief Legal Officer & Corporate Secretary	27,035	$7.86	1-Oct-17	$151,920
					390,425	$5,177,036	—
Frank Boulben Chief Marketing Officer	39,758	$7.86	1-Oct-17	$223,416
					331,745	$4,398,939	—
Kristian Tear Chief Operating Officer	13,358	$7.69	1-Oct-17	$77,276
					274,490	$3,639,737	—

1.	For Messrs. Heins, Bidulka and Tear, option exercise price shown is in Canadian dollars.
2.	For Messrs. Heins, Bidulka and Tear, Canadian option values, calculated using the TSX closing price of Common Shares on March 1, 2013 and the in-the-money option exercise price, were converted to U.S. dollars using the Bank of Canada closing rate of 1.0268 on March 1, 2013.
3.	RSUs were valued using the NASDAQ closing price of Common Shares on March 1, 2013 of $13.26.

Incentive Plan Awards – Value Vested or Earned during Fiscal 2013

The following table provides a summary of the value of stock option and RSU awards which vested during Fiscal 2013 as well as the value of annual incentive compensation for Fiscal 2013:

Name and Principal Position	Option-based Awards - Value Vested During the Year ($)[1]	Share-based Awards - Value Vested During the Year ($)[2]	Non-equity Incentive Plan Compensation - Value Earned During the Year ($)[3]
Thorsten Heins President & CEO	—	$2,854,961	$1,717,295
Brian Bidulka Chief Financial Officer	—	$237,100	$419,335
Steve Zipperstein Chief Legal Officer & Corporate Secretary	—	—	$1,300,708
Frank Boulben Chief Marketing Officer	—	—	$791,233
Kristian Tear Chief Operating Officer	—	—	$1,173,928

1.	The value of vested stock options awards was calculated using the applicable TSX closing price on the vesting date and converted to U.S. dollars using the Bank of Canada noon exchange rate on that date. The amounts reflect the value of the vested options assuming that they were exercised on the vesting date and not realized values.
2.	RSU awards were valued using the fair market value of Common Shares on the NASDAQ on the vesting date.
3.	Short-Term Incentive compensation earned in CDN dollars was converted to U.S. dollars using the Bank of Canada average noon exchange rate of USD $1 = CDN $0.999 for Fiscal 2013. These values include signing bonuses in the amount of $900,000 for Mr. Zipperstein, $280,000 for Mr. Boulben and CDN $600,000 for Mr. Tear.

Pension Plan Benefits (Retirement Savings)

The following table reflects the accumulated value in each NEO Group RRSP account as of March 2, 2013. The “Compensatory” column shows the Company contributions to the accounts of the NEOs during Fiscal 2013. NEOs participate in the same Group RRSP offered to other Canadian-based employees of the Company and the Company matches their respective contributions on the same basis.

Name	Accumulated Value at Start of Year ($)[1]	Compensatory ($)[2]	Accumulated Value at Year End ($)[3]
Thorsten Heins President & CEO	$125,049	$14,776	$160,993
Brian Bidulka Chief Financial Officer	$121,159	$12,590	$155,669
Steve Zipperstein Chief Legal Officer & Corp. Secretary	$0	$24,538	$29,791
Frank Boulben Chief Marketing Officer	$0	$4,904	$9,841
Kristian Tear Chief Operating Officer	$0	$0	$0

1.	Accumulated values at the start of the year, other than for Messrs. Zipperstein and Boulben, whose values are in U.S. dollars, were converted to U.S. dollars using the Bank of Canada noon exchange rate of USD $1 = CDN $0.9936 as of March 5, 2012.
2.	Compensatory values for the NEOs, other than for Messrs. Zipperstein and Boulben whose values are in U.S. dollars, were converted to U.S. dollars using the Bank of Canada average noon exchange rate of CDN $1 = USD $0.999 for Fiscal 2013.
3.	Accumulated values at the end of the year, other than for Messrs. Zipperstein and Boulben, whose values are in U.S. dollars, were converted to U.S. dollars using the Bank of Canada noon exchange rate as of March 1, 2013.

Employment Arrangements, Termination and Change of Control Benefits

This section summarizes details of provisions in employment contracts and long-term incentive plans that would trigger payments by, or confer benefits from, the Company to the Executive Officers upon termination, a change of control or retirement. The Company has change of control and severance guidelines that cover the Executive Officers and certain other senior executives. These guidelines are designed to retain key members of management for the benefit of the Company and its shareholders by providing the executives with base line protection in the event of a termination of their employment without cause, including in connection with a change of control.

Employment Arrangements

President & CEO

The following table describes the termination benefits that Mr. Heins would receive under the terms of the 2013 Heins Agreement in the event he leaves the Company under various circumstances.

Effective Date	March 3, 2013

Resignation, Retirement	• Base salary earned to date of termination • No severance amounts will be payable
Termination without Cause or for Good Reason - General

•        Company will pay current annual base salary for 24 months

•        Company will continue to make regular contributions to continue all non-equity benefits for 24 months (to the extent permitted by the carriers) and will pay for equivalent extended health and dental coverage for 24 months if not permitted by the carrier after the date of termination for a 24 month period

•        Company will pay AIP for the fiscal year in which employment is terminated on a pro-rated basis based on actual Corporate Performance Factor and on an Individual Performance Multiplier of 1.25

•        If termination occurs on or after the date of the long-term incentive grant

Effective Date	March 3, 2013

(the “Grant Date”), but prior to the third anniversary of the date of the 2013 Heins Agreement (the “Agreement Date”) (April 21, 2016), the long-term incentive grant RSUs will vest as follows:

•        Termination prior to April 21, 2014: RSUs with a value of $5 million will vest;

•        Termination on or after April 21, 2014 but prior to the second anniversary: RSUs with a value of $10 million will vest;

•        Termination on or after April 21, 2015 but in the first half of the third year following the Agreement Date: RSUs with a value of $15 million will vest; and

•        Termination in the second half of the third year following the Agreement Date: the entire amount of the long-term incentive grant shall vest

•        The performance-based grant (see “Fiscal 2014 Compensation Decisions” under Section D of the above CD&A) will not continue to vest following the date of termination and is forfeited if the date is prior to the third anniversary of the Agreement Date

•        If termination occurs before the Grant Date, Company will promptly pay following the date of termination (the “Prior to Grant Date Termination Payments” ) as follows:

•        $5 million if the termination date is prior to the first anniversary of the Agreement Date;

•        $10 million if the termination date is on or after the first anniversary of the Agreement Date, but prior to the second anniversary of the Agreement Date;

•        $15 million if the termination date is on or after the second anniversary of the Agreement Date, but in the first half of the third year following the Agreement Date; or

•        $22.5 million if the termination date is in the second half of the third year following the Agreement Date or thereafter.

•        Other than the long-term incentive grant and the performance-based grant referred to above, stock options and RSUs continue to vest for 24 months

Termination with Cause	• Company will pay any unpaid base salary earned to the date of termination • Benefits cease immediately except as required by law
Termination without Cause or for Good Reason - before or within 24 months following a Change of Control

•        Company will make a lump sum payment equal to two times base salary

•        Company will continue to make regular contributions to continue all non-equity benefits for 24 months (to the extent permitted) and will pay for equivalent extended health and dental coverage for 24 months if not permitted by the carrier after the date of termination for a 24 month period

•        Company will pay annual incentive amount equal to two times base salary multiplied by current AIP target percentage (based on current base salary AIP target of 1.50, the payment would be CDN $4.5 million)

•        All stock options and RSUs (including the long-term incentive grant and performance based grant) will immediately and automatically become fully vested and all such vested rights will be exercisable for the shorter of (i) one year following the termination or (ii) the applicable period of time under the governing plan or grant agreement.

•        If the termination date occurs before the Grant Date, the Company will pay $33.75 million (in which case, and for greater certainty, there will be no entitlement to any Prior to Grant Date Termination Payments).

Effective Date	March 3, 2013

Termination Due to Death

The Company will provide the following to the estate, administrator or representative:

•        Any earned or accrued but unpaid salary, AIP or other bonus compensation

•        AIP payment for the fiscal year in which death occurs will be pro-rated

•        Continued health and dental coverage for Mr. Heins’ spouse and family for 12 months

•        Lump sum of earned but unused vacation

•        In the event of death prior to the Grant Date, a lump sum payment of $22.5 million

•        All entitlements under Company equity-based plans will immediately and automatically vest and be exercisable for the shorter of (i) one year following date of death; and (ii) the applicable period of time under the governing plan or grant agreement.

Chief Financial Officer

Mr. Bidulka is employed under a written employment contract that was entered into on August 4, 2005, as amended in May 2007 and June 2012. The employment contract for Mr. Bidulka provides for the following:

Termination without Cause or for Good Reason - General

•        Company will pay current annual base salary for 24 months

•        Company will continue to make regular contributions to continue all non-equity benefits for 24 months (to the extent permitted by the carriers)

•        Company will pay AIP for the fiscal year in which employment is terminated on a pro-rated basis based on actual Corporate Performance Factor and an Individual Performance Multiplier of 1.00

•        Stock options and RSUs continue to vest for 24 months

Termination without Cause or for Good Reason - before or within 24 months following a Change of Control

•        Company will make a lump sum payment equal to two times base salary

•        Company will continue to make regular contributions to continue all non-equity benefits for 24 months (to the extent permitted)

•        Company will pay two times target annual incentive at the time of termination

•        All stock options and RSUs will immediately and automatically become fully vested and all such vested rights will be exercisable for the shorter of (i) one year following the termination or (ii) the applicable period of time under the governing plan or agreement

Chief Legal Officer & Corporate Secretary/Chief Marketing Officer

The employment contracts for Messrs. Zipperstein and Boulben provide for the following:

Termination without Cause or for Good Reason - General

•        Company will pay current annual base salary for 12 months, plus one month of base salary per year of completed service to a cumulative maximum of 24 months’ base salary continued from the date of termination (the “Severance Period”)

•        Company will continue to make regular contributions to continue all non-equity benefits during the Severance Period (to the extent permitted by the carriers)

•        Company will pay AIP for the fiscal year in which employment is terminated on a pro-rated basis based on actual Corporate Performance Factor and an Individual Performance Multiplier of 1.00

•        Stock options and RSUs continue to vest during the Severance Period

Termination without Cause or for Good Reason - before or within 24 months following a Change of Control

•        Company will make a lump sum payment equal to two times base salary

•        Company will continue to make regular contributions to continue all non-equity benefits for 24 months (to the extent permitted)

•        Company will pay two times target annual incentive at the time of termination

•        All stock options and RSUs will immediately and automatically become fully vested and all such vested rights will be exercisable for the shorter of (i) one year following the termination or (ii) the applicable period of time under the governing plan or agreement

Chief Operating Officer

The employment contract for Mr. Tear provides for the following:

Termination without Cause or for Good Reason - General

•        Company will pay current annual base salary for 12 months, plus one month of base salary per year of completed service to a cumulative maximum of 24 months’ base salary continued from the date of termination (the “Severance Period”)

•        Company will continue to make regular contributions to continue all non-equity benefits during the Severance Period (to the extent permitted by the carriers)

•        Stock options and RSUs continue to vest during the Severance Period

Termination without Cause or for Good Reason - before or within 24 months following a Change of Control

•        Company will make a lump sum payment equal to two times base salary

•        Company will continue to make regular contributions to continue all non-equity benefits for 24 months (to the extent permitted)

•        Company will pay two times target annual incentive at the time of termination

•        All stock options and RSUs will immediately and automatically become fully vested and all such vested rights will be exercisable for the shorter of (i) one year following the termination or (ii) the applicable period of time under the governing plan or agreement

If the termination clauses under the respective employment contracts of Messrs. Heins, Bidulka, Zipperstein, Boulben and Tear had been triggered on the last day of Fiscal 2013, the value of their entitlements would be as follows:

Upon Termination
(USD)[1]	Base Salary	Annual Incentive	Benefits	Retirement Savings	Equity Awards[2]	Total
Thorsten Heins[3]	$3,002,921	$2,815,238	$23,775	$48,137	$16,127,000	$22,017,072
Brian Bidulka	$1,253,219	$501,288	$17,802	$48,137	$2,641,786	$4,462,231
Steve Zipperstein	$700,000	$560,000	$20,817	$12,750	$1,774,348	$3,067,915
Frank Boulben	$850,000	$680,000	$7,281	$12,750	$1,537,884	$3,087,915
Kristian Tear	$900,876	$0	$10,198	$23,843	$1,239,024	$2,173,941

Upon Change of Control (with Double Trigger)
(USD)[1]	Base Salary	Annual Incentive	Benefits	Retirement Savings	Equity Awards[2]	Total
Thorsten Heins[3]	$3,002,921	$4,504,381	$23,775	$48,137	$48,036,012	$55,615,227
Brian Bidulka	$1,253,219	$1,002,575	$17,802	$48,137	$3,730,623	$6,052,356
Steve Zipperstein	$1,400,000	$1,120,000	$41,634	$25,750	$5,323,025	$7,910,409
Frank Boulben	$1,700,000	$1,360,000	$14,563	$25,750	$4,613,632	$7,713,945
Kristian Tear	$1,801,753	$1,801,753	$20,396	$48,137	$3,717,013	$7,389,050

1.	All compensation paid in Canadian dollars was converted to U.S. dollars using the Bank of Canada average rate of USD $1 = CDN $0.999 for Fiscal 2013.
2.	In the case of a termination absent a change of control, the equity awards do not accelerate and will continue to vest for (i) a period of 24 months after termination in the case of Messrs. Heins and Bidulka and (i) a period of 12 months plus one month for each year of completed service after termination in the case of Messrs. Zipperstein, Boulben and Tear. In the case of a termination in connection with a change of control (as discussed above), all equity awards will accelerate. In both cases, the actual value of the awards depends on the fair market value of the Company’s Common Shares at the time of vesting.
3.	Mr. Heins’ termination amounts reflect the value of entitlements under his amended and restated employment agreement dated April 13, 2013 as though that agreement was in place on the last day of Fiscal 2013. Mr. Heins’ entitlements under his previous agreement would have been as follows had they been triggered on the last day of Fiscal 2013: (1) Termination: Base Salary: $2,001,947; Annual Incentive: $1,564,021; Benefits: $23,775; Retirement Savings: $48,137; Equity Awards: $11,127,000; Total: $14,764,881; and (2) Change of Control: Base Salary: $2,001,947; Annual Incentive: $2,502,434; Benefits: $23,775; Retirement Savings: $48,137; Equity Awards: $14,286,012; Total: $18,862,306

Long-Term Incentive Plans

The Company’s Stock Option Plan and RSU Plan currently include provisions relating to a change of control of the Company and termination of employment as follows:

•

If there is a take-over bid or issuer bid (as such terms are defined in the Stock Option Plan) made for all or any of the issued and outstanding Common Shares, the Board may, by resolution, permit all stock options outstanding under the Stock Option Plan to become immediately exercisable in order to permit Common Shares issuable under such options to be tendered to such bid.

•

In such situation, if the Board passed a resolution to trigger immediate vesting, then all outstanding stock option awards as shown in the above Outstanding Stock Options and RSU Awards table would vest immediately.

•

In case of a change of control (as defined in the Stock Option Plan), the Board or the CNG Committee shall have the power to accelerate the time at which an RSU may vest or the time during which an RSU or any part thereof will become fully vested including, without limitation, prior to or in connection with a change of control. In such a situation, if the Board or the CNG Committee passes a resolution to trigger immediate vesting, then all outstanding RSU awards as shown in the above Outstanding Stock Options and RSU Awards table would vest immediately.

These provisions are being eliminated in the proposed Equity Incentive Plan that will be presented to shareholders for approval at the Meeting.

Under the proposed Equity Incentive Plan, if following a change of control (i) the employment of a participant is terminated without cause, or (ii) the Company or a successor in the change of control has not assumed or replaced the participant’s existing awards under the Equity Incentive Plan, all stock option and RSU awards granted to the participants shall vest; the stock options will be exercisable until the earlier of their expiry and one year after the participant’s termination, and the RSUs will be cash settled.

In case of termination of employment for any reason (other than death), a participant under the Stock Option Plan may, but only within 90 days following termination, exercise his or her vested stock options to the extent that he or she was entitled to exercise such stock options at the date of termination. This provision is subject to any agreement with any participant with respect to the rights of such participant upon termination or change of control of the Company. Under the proposed Equity Incentive Plan, on the death of a participant, all unvested stock options will vest and be exercisable by the participant’s estate until the earlier of the options’ expiry and six months following death.

Any RSU award, whether or not subject to the attainment of performance objectives, shall expire immediately and be forfeited and be of no further force and effect on the date upon which the RSU holder ceases to be an officer or employee of the Company for any reason (other than death), unless otherwise determined by the Board or the CNG Committee at or after the time of the grant. Under the proposed Equity Incentive Plan, on the death of a participant, all vested RSU awards will be settled as of the participant’s death and a cash payment made to the participant’s estate.

2.	Directors’ Compensation

Director Fee Schedule

Directors who are also officers of the Company receive no additional remuneration for acting as directors. Director compensation amounts remained unchanged from Fiscal 2008 to Fiscal 2011.

In early Fiscal 2012, the CNG Committee reviewed director compensation with a view to ensuring that director compensation for Fiscal 2012 remained competitive, reflected the Company’s global position and remained sufficient to attract and retain directors outside of Canada. As part of its review of director compensation, the CNG Committee reviewed and considered data on director compensation in both Canada and the United States, including data from a non-employee director compensation study of Frederic Cook and information from Towers Watson on director compensation practices of large Canadian public companies having a median annual revenue similar to the Company at the time. In particular, it reviewed the Company’s then-current director total cash compensation, total equity compensation, cash/equity mix and chair retainers relative to the same data at the 50th percentile for the Canadian and U.S. companies considered. As result of the review, the Board approved certain changes to director compensation for Fiscal 2012 to place the Company’s director compensation between the 50th percentile of the Canadian company director compensation and the 50th percentile of the U.S. company director compensation, with a bias to lower total compensation closer to the practices of Canadian companies. The Board approved such changes as outlined in the below chart:

Compensation[1]	Fiscal 2013	Fiscal 2012
Initial Retainer	$150,000	$150,000
Annual Board retainer with 60% paid in DSUs and 40% payable in either cash and/or DSUs at the election of the director[2]	$200,000	$200,000
Additional annual retainer for Board Chair[3]	$40,000	$40,000
Additional annual retainer for Audit and Risk Management Committee Chair	$25,000	$25,000
Additional annual retainer for CNG Committee Chair	$20,000	$20,000
Additional annual retainer for Strategic Planning Committee Chair	$10,000	$10,000
Additional annual retainer for Innovation Committee Chair[4]	$10,000	$10,000

1.	All amounts are in CDN dollars.
2.	See the “Annual Board Retainer” and the “Deferred Share Unit Plan” sections below for an overview of a director’s ability to receive DSUs as a method of payment.
3.	The Board Chair retainer is being raised for Fiscal 2014 to $75,000 in recognition of the increased commitment of the Chair to Company matters.
4.	The Innovation Committee was constituted in January 2012 and the Chair retainer was established for Fiscal 2013 with the expectation that the committee would meet on a quarterly basis. The Innovation Committee was dissolved in May 2013.

Directors who are not officers of the Company are also reimbursed for out-of-pocket expenses for attending all Board and committee meetings.

Initial Board Retainer

An initial one-time Board retainer is paid to each new director who is not a Company officer upon becoming a member of the Board. Accordingly, Mr. Heins did not receive an initial retainer upon becoming a member of the Board. In Fiscal 2012, the initial retainer was set at CDN$150,000. The initial retainer is satisfied in the form of DSUs and a director is required to retain all DSUs granted in satisfaction of the initial retainer until he or she ceases to be a member of the Board.

Annual Board Retainer

The annual board retainer is payable in DSUs and, at the election of the director, partly in cash. In Fiscal 2013, the portion of the annual board retainer payable only in DSUs was increased from 50% to 60% and the portion payable in cash or a combination of cash and DSUs at the election of the director was decreased from 50% to 40%. A director is required to retain all DSUs acquired with the annual Board retainer until he or she ceases to be a member of the Board.

Deferred Share Unit Plan

Under the DSU Plan, each director who is not an officer of the Company will be credited with DSUs in satisfaction of 60% of his or her annual retainer, and, at the election of the director, up to 100% of the remaining portion of the annual retainer and other fees (such as lead director or committee chair fees) for serving as a director of the Company. Under the DSU Plan, DSUs are granted and allocated to a notional account on a quarterly basis (with the exception of DSUs granted in respect of the initial Board retainer, which are granted in their entirety on the first award date after the director joins the Board). Each DSU has an initial value equal to the market value of a Common Share at the time the DSU is granted. A director cannot redeem DSUs for cash until the director ceases to be a member of the Board. The director must redeem his or her DSUs prior to December 31 of the calendar year commencing immediately after the calendar year in which the director ceases to be a member of the Board. DSUs will be redeemed for cash with the redemption value of each DSU equal to the weighted average trading price of the Company’s Common Shares over the five trading days preceding the redemption date. The DSU Plan and the granting of DSUs to directors align director and shareholder interests in that the value of DSUs is directly tied to the value of the Common Shares.

Share Ownership Guidelines

From Fiscal 2008 until Fiscal 2011, inclusive, the Board adopted a guideline that each director who is not an officer of the Company should hold Common Shares and/or DSUs with an aggregate value of not less than five times the annual retainer paid to directors (CDN $750,000 based on the annual retainer at that time). In Fiscal 2012, as part of the Board’s review of director compensation and taking into consideration the increase in the annual retainer to CDN $200,000, the Board revised the guideline to four times the increased annual retainer. Overall, this represented an increase in the amount of Common Shares that directors need to hold from CDN $750,000 to CDN $800,000 as a result of the increased annual retainer. A director’s compliance with these guidelines is assessed based on the greater of the purchase price, grant price or market value of the Common Shares/DSUs held by that director. Directors are expected to reach the guideline ownership level within five years of joining the Board. The DSUs awarded to directors over five years will satisfy the shareholding guideline if directors elect to receive their annual retainer solely in DSUs. The shareholding guideline has been satisfied by Messrs. Kerr, Richardson, Martin and Wetmore and Ms. Stymiest. Messrs. Dattels, Lynch, Nordberg and Watsa and Ms. Kotchka have not yet served as members of the Board for five years and have additional time to meet the guideline.

Directors’ Compensation Table

Set out below are amounts earned by the non-officer directors in respect of membership on the Board and its committees in Fiscal 2013:

Name	Total Fees Earned ($) CDN	Amounts Paid in Cash ($) CDN	Amounts Paid In DSUs ($) CDN	% of Total Fees Earned Taken in DSUs
Timothy Dattels[1]	283,333	—	283,333	100%
David Kerr[2]	225,000	52,500	172,500	77%
Claudia Kotchka	200,000	40,000	160,000	80%
Richard Lynch[1]	166,666	3,333	163,333	98%
Roger Martin[3]	210,000	—	210,000	100%
Bert Nordberg[1]	166,666	3,333	163,333	98%
John Richardson	200,000	80,000	120,000	60%
Barbara Stymiest[4]	240,000	24,000	216,000	90%
Prem Watsa	200,000	—	200,000	100%
John Wetmore[5]	220,000	50,000	170,000	77%

1.	Total Fees Earned for each of Messrs. Dattels, Lynch and Nordberg include initial retainers of CDN $150,000 in connection with their election to the Board and their respective prorated annual Board retainers for Fiscal 2013.
2.	Mr. Kerr’s Total Fees Earned include an annual retainer of CDN $25,000 on account of his position as Chair of the Audit and Risk Management Committee.
3.	Mr. Martin’s Total Fees Earned include an annual retainer of CDN $10,000 on account of his position as Chair of the Strategic Planning Committee.
4.	Ms. Stymiest’s Total Fees Earned include an annual retainer of CDN $40,000 on account of her position as Chair of the Board.
5.	Mr. Wetmore’s Total Fees Earned include an annual retainer of CDN $20,000 on account of his position as Chair of the CNG Committee.

Outstanding Stock Options and DSU Awards

Set out below is a summary of the outstanding stock options and DSU awards for each of the non-officer directors of the Company as at March 2, 2013 (including stock options granted and DSUs credited to each director before Fiscal 2013):

	Stock Option Awards				DSU Awards
Name	Number of Securities Underlying Unrestricted Unexercised Options (#)	Option Exercise Price (CDN $)	Option Expiration Date	Value of Unrestricted In-the- money Options[1]	Number of DSUs that Have Not Vested (#)		Market Value of DSUs that Have Not Vested[2,3]
Tim Dattels	—	—	—	—	35,887		$475,862
David Kerr	—	—	—	—	28,952		$383,904
Claudia Kotchka	—	—	—	—	27,728		$367,673
Richard Lynch	—	—	—	—	11,983		$158,895
Roger Martin	—	—	—	—	39,644		$525,679
Bert Nordberg	—	—	—	—	11,983		$158,895
John Richardson	—	—	—	—	32,254	[4]	$427,688
Barbara Stymiest	—	—	—	—	42,451		$562,900
Prem Watsa	—	—	—	—	33,142		$439,463
John Wetmore	—	—	—	—	31,172	[5]	$413,341

1.	Canadian option values, calculated using the TSX closing price of Common Shares on March 1, 2013 and the in the money option exercise price, were converted to U.S. dollars using the Bank of Canada closing rate of 0.9735 on March 1, 2013.
2.	DSU awards do not have vesting conditions/requirements and are redeemable for cash by directors upon ceasing to be a member of the Board. See “Deferred Share Unit Plan” above.
3.	DSU awards were valued using the NASDAQ closing price of Common Shares on March 1, 2013 of $13.26.
4.	Mr. Richardson’s DSU awards will vest upon him ceasing to be a member of the Board at the Meeting.
5.	Mr. Wetmore’s DSU awards will vest upon him ceasing to be a member of the Board at the Meeting.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

As at May 21, 2013, there was no indebtedness owing to the Company or any of its subsidiaries by any directors, executive officers, employees or former directors, executive officers or employees of the Company or any of its subsidiaries. In addition, no director, senior officer, proposed nominee for election as a director of the Company nor any associate of any director, senior officer or proposed nominee was indebted to the Company in Fiscal 2013.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Company maintains insurance for the benefit of its directors and officers against liability in their respective capacities as directors and officers. The total amount of insurance coverage as at the end of the last fiscal year for the directors and officers as a group is $100 million. The annual premium payable by the Company in respect of such insurance is approximately $1,051,000. The directors and officers are not required to pay any premium in respect of this insurance. The policy contains standard industry exclusions and no claims have been made thereunder to date.

INDEMNIFICATION

Under the Business Corporations Act (Ontario), the Company may indemnify a director or officer of the Company against all costs, charges and expenses reasonably incurred by him or her in respect of any civil, criminal or administrative action where he or she has acted honestly and in good faith with a view to the best interests of the Company and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful. In addition, pursuant to the Company’s by-laws, the Company is required to indemnify its directors and officers if they satisfy the above described conditions.

As is customary for many public corporations, the Company entered into indemnity agreements (the “Indemnity Agreements”) with its directors and certain senior officers whereby the Company agreed, subject to applicable law, to indemnify those persons against all costs, charges and expenses which they may sustain or incur in third party actions if: such director or officer complied with his or her fiduciary duties; and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful. The Indemnity Agreements further require the Company to pay interim costs and expenses of the director or officer subject to the requirement that the director or officer must to repay such costs and expenses if the outcome of any litigation or proceeding establishes that the director or officer was not entitled to indemnification.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last completed fiscal year, no proposed nominee for election as a director, nor any associate or any affiliate of any such person or nominee, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as disclosed in this Management Information Circular. Furthermore, no “informed person” of the Company (as such term is defined under applicable securities laws), proposed nominee for election as a director of the Company and no associate or affiliate of any such informed person or proposed nominee has or had a material interest, direct or indirect, in any transaction since the beginning of the Company’s most recently completed fiscal year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries or affiliates.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as at March 2, 2013, the number of Common Shares to be issued upon exercise of outstanding Prior Options or vesting of Prior RSUs, the weighted average exercise price of such outstanding Prior Options and the number of Common Shares remaining available for future issuance under the Prior Plans.

Plan Category	Number of Common Shares to be issued upon exercise of Prior Options or vesting of Prior RSUs	Weighted- average exercise price of outstanding options	Number of Common Shares remaining available for future issuance under Prior Plans
Equity compensation plans approved by shareholders	13,899,424	$27.53	4,667,372

As at the Record Date, the aggregate maximum number of Common Shares that may be reserved for issuance under the Stock Option Plan and the RSU Plan is 18,566,796 representing approximately 3.5% of the Company’s current issued and outstanding Common Shares (on a non-diluted basis). As of the Record Date, Prior Options to purchase an aggregate of 6,997,047 Common Shares, representing approximately 1.3% of the Company’s issued and outstanding Common Shares on a non-diluted basis are currently outstanding under the Stock Option Plan and the number of Common Shares allocated to Prior RSUs is 6,658,333, representing approximately 1.3% of the Company’s issued and outstanding Common Shares. This leaves 4,911,416 Common Shares, representing approximately 0.9% of the Company’s current issued and outstanding Common Shares (on a non-diluted basis), available for issuance under the Stock Option Plan and the RSU Plan.

Stock Option Plan

The Company maintains the Stock Option Plan for the benefit of employees, officers, directors, directors emeritus and consultants of the Company. Directors who are not officers of the Company have not been eligible to receive grants of stock options since July 2007. The following is a summary of the principal terms of the Stock Option Plan as currently in effect.

Pursuant to the Awards Policy, the Stock Option Plan is administered by the CNG Committee. Each of the Board and the CNG Committee has full and complete authority to interpret the Stock Option Plan, to prescribe such rules and regulations as it deems necessary for the proper administration of the Stock Option Plan and to make such determinations and to take such actions in connection therewith as it deems necessary or advisable.

The Stock Option Plan provides for an aggregate maximum reserve of 5% of the issued and outstanding Common Shares for issuance to any one person. The maximum number of Common Shares reserved for issuance to insiders (as defined in the Securities Act (Ontario)) of the Company and their associates when taken together with any other share compensation arrangements cannot exceed 10% of the issued and outstanding Common Shares. The maximum number of Common Shares which may be issued to insiders of the Company and their associates under the Stock Option Plan within any one year period, when taken together with any other share compensation arrangements, cannot exceed 10% of the issued and outstanding Common Shares for all such insiders and associates in the aggregate and, in the case of any one insider and his or her associates, cannot exceed 5% of the issued and outstanding Common Shares.

Options granted under the Stock Option Plan must have an exercise price of not less than the closing price of the Common Shares on the TSX or NASDAQ on the grant date in accordance with the Awards Policy and are exercisable for a period not to exceed ten years. The term and vesting of stock options is at the discretion of the CNG Committee. Options typically vest equally over a five year period as to one-fifth at each anniversary of the grant date, with the Board or CNG Committee having the authority to accelerate the vesting of all or any part of the options. Options are not assignable and terminate: (i) ninety days following the termination of an optionee’s employment for any reason other than death; and (ii) within a period of six months following the death of an optionee, subject to any extension or acceleration of the right to exercise at the sole discretion of the Board or the CNG Committee.

Under the current terms of the Stock Option Plan, the Board reserves the right to amend, modify or terminate the Stock Option Plan at any time if and when it is advisable in the absolute discretion of the Board. However, any amendment of the Stock Option Plan which would: (a) change the number of Common Shares (or other securities) issuable under the Stock Option Plan; (b) expand the scope of persons eligible to participate in the Stock Option Plan; (c) reduce the exercise price of an option; (d) amend the transferability or assignability of an option except as otherwise permitted by the Stock Option Plan; (e) extend the term of an option beyond its original expiry date except as otherwise permitted by the Stock Option Plan; or (f) require approval by shareholders under applicable laws shall be effective only upon any required approval of the shareholders of the Company. Any amendment to any provision of the Stock Option Plan shall be subject to any necessary approvals by any stock exchange or regulatory body having jurisdiction over the securities of the Company.

Restricted Share Unit Plan

In 2005, the Board, on the recommendation of external consultants, established the RSU Plan to provide a more balanced approach to incentive compensation by including mid/long-term incentive compensation. The purpose of the RSU Plan is to promote the mid-term and long-term success of the Company by providing the Board with additional flexibility to recruit, motivate and retain employees through the issuance of RSUs to participants based on an assessment of the participant’s current and potential ability to contribute to the success of the Company. The CNG Committee and the Company’s management are of the view that RSU recipients view RSUs positively and the Company may benefit from increased retention value as a result of RSU awards.

The eligible participants under the RSU Plan include any officer or employee of the Company or its subsidiaries (the “Designated Employees”).

At any time, the aggregate number of Common Shares issued or which may be issued from treasury of the Company pursuant to grants of RSUs allocated to Designated Employees together with the aggregate number of Common Shares issued or for which options are outstanding under the Stock Option Plan shall not exceed the total number of Common Shares currently reserved for issuance under the Stock Option Plan. The RSU Plan therefore does not provide any dilution beyond what already exists under the Stock Option Plan.

RSUs are notional securities that rise and fall in value based on the value of the Common Shares, and are redeemed for either Common Shares issued by the Company, Common Shares purchased on the open market by a trustee selected by the Company, or the cash equivalent on the vesting dates established by the Board or CNG Committee at the time of grant, in its sole discretion. Any Common Shares issued by the Company under the RSU Plan will reduce the amount of Common Shares available for issuance under the Stock Option Plan. Common Shares purchased on the open market by a trustee selected by the Company will not reduce the amount of Common Shares available for issuance under the Stock Option Plan. As of May 21, 2013, there are 8,107,883 RSUs outstanding which will, upon vesting, be satisfied by Common Shares purchased on the open market by a trustee selected by the Company.

Under the RSU Plan, the value of each RSU issued pursuant to the RSU Plan will be the closing trading price of the Common Shares on the TSX or NASDAQ on the last trading day immediately preceding the vesting date of the RSU.

The maximum number of Common Shares issuable to insiders (as defined under the Securities Act (Ontario)), at any time, pursuant to the RSU Plan and any other security based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issued to insiders, within any one year period, pursuant to the RSU Plan and any other security based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding.

An RSU is exercisable for one Common Share or the cash equivalent at the end of a restricted period of time which may be subject to the attainment of certain performance objectives (“Vesting Period”). The Board may from time to time amend or revise the terms of the RSU Plan or may discontinue the RSU Plan at any time. Subject to receipt of requisite shareholder and regulatory approval, the Board may make amendments to the RSU Plan to change the maximum number of Common Shares issuable under the RSU Plan, the eligible participants under the RSU Plan and to change the provisions relating to insider restrictions described above. Subject to regulatory approval, all other amendments to the RSU Plan may be made by the Board without obtaining shareholder approval, including an amendment to the Vesting Period of an RSU or an amendment to the termination provisions of an RSU.

Upon a Designated Employee ceasing to be an employee and officer of the Company for any reason prior to the end of the Vesting Period, all RSUs held by such Designated Employee shall expire immediately and be forfeited and be of no further force and effect on the date upon which the Designated Employee ceases to be an employee of the Company, unless otherwise determined by the Board or a committee thereof at or after the time of the grant. Under the terms of the RSU Plan, the Board has the power to accelerate the time at which an RSU may vest or the time during which an RSU or any part thereof will become fully vested including, without limitation, prior to or in connection with a change of control.

The rights or interests of a Designated Employee under the RSU Plan are not assignable or transferable without the consent of the Board or committee thereof, other than by will or the laws governing the devolution of property in the event of death.

Company’s Policy on Granting Equity Awards

The Board has adopted a policy on granting equity awards (the “Awards Policy”), which is summarized below.

Under the Awards Policy, only the CNG Committee may grant equity awards pursuant to the authority delegated to the CNG Committee by the Board in accordance with the terms of the Stock Option Plan and the RSU Plan. There is no further delegation of the authority of the CNG Committee to grant equity awards to any member of the Board or to any officer or other employee of the Company.

Except as provided below, all equity award grants, including periodic grants, promotional grants and new hire grants, are made on a quarterly basis by the CNG Committee at a duly convened meeting of the CNG Committee that is held during the two-week period beginning on the day immediately preceding the date on which the Company publicly releases its quarterly or annual earnings results; provided, that a “special trading blackout”, as defined in the Company’s Insider Trading Policy, is not then in effect (and is not expected to be in effect when the “regular trading blackout”, as defined in the Company’s Insider Trading Policy, terminates following the release of the Company’s results). If the meeting of the CNG Committee is held prior to the second trading day following the day that the Company publicly releases its results, the “grant date” or “award date”, as the case may be, will be the second trading day following the day that the Company publicly releases its results in order to permit the exercise price of stock options approved by the CNG Committee to reflect two full days of trading in the Common Shares following the release of its results (unless a special trading blackout is implemented following the meeting of the CNG Committee and prior to the termination of the regular trading blackout, in which case, the grant date or award date will be the trading day on which the special trading blackout is terminated). If the meeting of the CNG Committee is held on or after the second trading day following the date on which the Company publicly releases its results, the grant date or award date will be the date on which the meeting is held. In accordance with the Stock Option Plan, the exercise price with respect to an option may not be less than the closing price of the Common Shares on the TSX or NASDAQ on the grant date.

If a special trading blackout is in effect at the time the CNG Committee would otherwise meet to approve quarterly grants (or is expected to be in effect when the regular trading blackout terminates following the release of the Company’s results), equity award grants may be made by the CNG Committee at a duly convened meeting of the CNG Committee that is held during the two-week period beginning on the trading day following the termination of the special trading blackout, in which case, the grant date or award date will be the date on which the meeting is held.

Under exceptional and limited circumstances, equity awards may be granted by the CNG Committee at any time other than during a trading blackout, so long as the grant is approved by the CNG Committee at a duly convened meeting of the CNG Committee held for that purpose. In connection with the hiring of a new employee pursuant to this exception, the grant date or award date will be the date the new employee commences employment with the Company, which is the date the individual is placed on the Company’s payroll at his or her full-time salary amount.

No grant may be made with a grant date or award date prior to the date the CNG Committee approves the grant of the equity award. All grants will be made pursuant to a standard form of equity Award agreement previously approved by the CNG Committee unless the CNG Committee determines otherwise.

Grants of equity awards to employees in France must also comply with additional requirements set forth in the Company’s Guidelines for Issuance of Options to Employees in France, as amended from time to time.

REPORT ON CORPORATE GOVERNANCE PRACTICES

The Company is subject to the requirements of the U.S. Sarbanes-Oxley Act of 2002 and requirements of the NASDAQ and comparable requirements under Canadian provincial securities legislation, including those relating to the certification of financial and other information by the Company’s Chief Executive Officer and Chief Financial Officer; oversight of the Company’s external auditors; enhanced independence criteria for audit committee members; the pre-approval of permissible non-audit services to be performed by the Company’s external auditors; and the establishment of procedures for the anonymous submission of employee’s complaints regarding the Company’s accounting practices (commonly known as whistle-blower procedures).

The Company’s disclosure pursuant to National Instrument 58-101 - Disclosure of Corporate Governance Practices is set out in Schedule “A” to this Management Information Circular.

Independence of the Board

National Policy 58-201 - Corporate Governance Guidelines of the Canadian Securities Administrators recommends that boards of directors of reporting issuers be composed of a majority of independent directors. A director is considered independent only where the board determines that the director has no material relationship with the

Company. Director independence of each of the current directors is determined by the Board with reference to the requirements as set forth by Canadian securities regulators in National Instrument 52-110 - Audit Committees, the rules of NASDAQ and SEC rules and regulations (collectively, the “Rules and Regulations”).

The Board has determined that all of the directors other than Mr. Heins are independent directors within the meaning of the Rules and Regulations. Mr. Heins is not independent since he is currently the President and CEO of the Company. The chairs of all of the committees of the Board are independent directors.

Mandate of the Board

The Board is ultimately responsible for supervising the management of the business and affairs of the Company and, in doing so, is required to act in the best interests of the Company. The Board discharges its responsibility directly and, in part, through the Audit and Risk Management Committee, Strategic Planning Committee and the CNG Committee. The Board operates pursuant to a written mandate, which was updated in Fiscal 2012 to reflect the appointment of an independent Chair and Vice Chair and to more clearly articulate their respective roles and responsibilities. The current Board Mandate is set out in Schedule “B” of this Management Information Circular. The Board meets regularly to review the business operations and financial results of the Company. Meetings of the Board include regular meetings with management to review and discuss specific aspects of the operations of the Company, and the independent directors of the Company meet regularly without management or management directors present.

Specific responsibilities of the Board include:

1)	ensuring that a culture of integrity is created throughout the organization;

2)	overseeing and approving the Company’s strategic initiatives and the implementation of such initiatives;

3)	assessing the principal business risks of the Company;

4)	overseeing the Company’s compliance activities, including in the areas of legal/regulatory compliance and corporate policies within the purview of the Board;

5)	reviewing the Company’s organizational structure and succession planning;

6)	monitoring the Chief Executive Officer’s performance (including his or her monitoring of other senior management), approving his or her compensation and reviewing the Company’s overall compensation policy for senior executives;

7)	adopting and monitoring a disclosure policy for the Company;

8)	monitoring the integrity of internal control and management information systems; and

9)	developing the Company’s approach to corporate governance.

The Board oversees succession planning activities that are primarily focused on the Executive Officers of the Company and addresses, among other things, position descriptions, potential internal successors and the state of readiness of such successors. The succession plan also reviews executive turnover and open or pending executive requisitions. The Board, including its CNG Committee, periodically reviews and monitors the succession plan. The plan is updated as deemed appropriate.

Majority Vote Policy

In March 2011, the Board adopted a Majority Vote Policy. The policy only applies to an “uncontested election” of Board nominees which for the purposes of the policy means an election where the number of nominees for members of the Board is equal to the number of members to be elected. If, with respect to any Board of Director nominee, the number of votes withheld exceeds the number of votes in favour of the nominee, then such nominee must promptly submit to the Board his or her resignation specifying that the resignation is to take effect at the time of its acceptance by the Board. The Company will disclose voting results as part of its report on voting results for the meeting.

Following the receipt of a resignation pursuant to the policy, the Board must determine as soon as possible and in any event no later than ninety days following receipt of the resignation, whether to accept or refuse the resignation. With the exception of special or extenuating circumstances that would warrant the continued service of the applicable director, the Board shall accept the resignation. In considering whether to accept or refuse the resignation, the Board will consider all factors deemed relevant by members of the Board including, without limitation, any reasons stated by shareholders for withholding votes from the election of the nominee. Any nominee who tenders his or her resignation pursuant to the policy may not participate in the deliberations of the Board or any of its committees regarding his or her resignation. The Board will publish its decision regarding the resignation as soon as possible and if it refuses the resignation, it will provide the reasons for its decision.

Advisory Vote on Executive Compensation

In March 2012 the Board adopted the advisory vote policy set out in Schedule “E” to this Management Information Circular (the “Say on Pay Policy”). The Say on Pay Policy is consistent with the model say on pay policy of the Canadian Coalition for Good Governance and establishes a framework for the Company to conduct an annual non-binding advisory vote by common shareholders. At the Company’s 2012 annual general meeting of shareholders, 84.88% of shareholders voted in favour of the advisory resolution.

Consistent with the Say on Pay Policy, the annual vote is an advisory vote only and is not binding on the Board which remains responsible for its compensation decisions and is not relieved of these responsibilities irrespective of the results of the vote. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to significantly increase their engagement with shareholders on compensation and related matters. The Company will also disclose the results of this vote as part of its report on voting results for this Meeting. The details of how a negative advisory vote will be addressed are set out in the Say on Pay Policy.

BOARD COMMITTEES

During Fiscal 2013, the Board had four committees: the Audit and Risk Management Committee, the CNG Committee, the Strategic Planning Committee and the Innovation Committee. Each of the committees, other than the Strategic Planning Committee and the Innovation Committee (each of which included Mr. Heins), was composed entirely of independent directors. The Company does not have an Executive Committee.

The Audit and Risk Management Committee met nine times during Fiscal 2013 to review the interim and annual consolidated financial statements, notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) and to make other recommendations to the Board. The Audit and Risk Management Committee has full and unrestricted access to the Company’s internal finance department to review issues as appropriate and meets independently with the external auditors of the Company on a regular basis. The Company’s Risk Performance and Audit Group also functionally reports directly to the Audit and Risk Management Committee and administratively to the Chief Executive Officer. The Audit and Risk Management Committee also makes recommendations as to the implementation and operation of internal accounting controls and financial reporting practices and procedures.

The role of the Audit and Risk Management Committee includes oversight of risk management and the Company’s Risk Management and Compliance Council provides quarterly updates on its activities to the committee. The Charter of the Audit and Risk Management Committee is appended to the Company’s Fiscal 2013 Annual Information Form. Other information related to the composition of the Audit and Risk Management Committee can also be found under the heading “Audit and Risk Management Committee” in the Company’s Fiscal 2013 Annual Information Form, which can be accessed at www.sedar.com, and which is included in the Company’s Annual Report on Form 40-F, which can be accessed at www.sec.gov.

The CNG Committee is involved with compensation issues regarding directors and senior management of the Company, including establishing and approving the remuneration of the Executive Officers, reviewing and making recommendations concerning the operation of the Company’s Stock Option Plan/ RSU Plan and reporting to shareholders concerning executive compensation. It is also involved in the selection and appointment of qualified, effective directors, the review/compensation of individual directors and governance related matters. The Charter of the CNG Committee is available on the Company’s website at www.blackberry.com.

The Strategic Planning Committee is involved in establishing the strategic direction of the Company as proposed by management of the Company. In December 2009, the committee adopted, and the Board approved, a charter for the committee. In December 2011, the Board Directors formally reconstituted the committee as a committee of the whole Board because all directors were typically participating in the committee meetings and strategic planning oversight. The Strategic Planning Committee had four meetings in Fiscal 2013.

In May 2013, the Board dissolved the Innovation Committee and assigned oversight for innovation strategy to the Strategic Planning Committee.

CNG Committee and Independent Advisors

The Board, with the support of the CNG Committee, is responsible for the Company’s executive compensation. At the time of making NEO compensation decisions for Fiscal 2013, the CNG Committee consisted of John Wetmore (Chair), David Kerr, Barbara Stymiest and John Richardson (Messrs. Wetmore and Richardson are not standing for re-election). In February 2013, Richard Lynch and Bert Nordberg were appointed to the CNG Committee. None of the members of the CNG Committee has ever been an officer or employee of the Company or any of its subsidiaries or indebted to the Company. No executive officer of the Company has served on the board of directors or the compensation committee of any other entity that has had any executive officers of such entity serve as a member the Board or the CNG Committee. All members of the CNG Committee are independent directors within the meaning of NASDAQ rules and applicable Canadian securities laws.

The Board believes that the members of the CNG Committee are qualified to fulfill the duties of the Committee due to their experience and direct involvement in executive compensation decision making as outlined in the below chart, which references all members of the CNG Committee. The members of the CNG Committee have an understanding of executive compensation decision making, including the underlying policies and principles and relevant market practices, as a result of their experience as senior executives at significant companies, including in many cases having ultimate responsibility for human resources and compensation. This understanding has also been garnered through their service on the CNG Committee of the Company and the compensation/pension committees at other public companies. Mr. Kerr and Ms. Stymiest also have extensive experience serving on the Company’s Audit and Risk Management Committee or the audit committees of other public companies, which experience is relevant to the CNG Committee’s risk management responsibilities in respect of the Company’s compensation policies and practices.

Member	Experience & Skills

John Wetmore (Chair)[1]

•        Chair of the CNG Committee since April 2007

•        Former President and Chief Executive Officer of IBM Canada for approximately six years

•        Current Member of Pension and Audit Committee of the board of directors of Loblaw Companies Limited

•        Former Member of Compensation Committee of the Board of Trustees of Resolve Business Outsourcing Income Fund

•        Former Member of Human Resources Committee of the board of directors of Canada Life Financial Corporation

David Kerr

•        Member of the CNG Committee for approximately five years

•        Former President and Chief Executive Officer of Falconbridge Limited for approximately ten years

•        Current Member of Risk Management Committee of the board of directors of Brookfield Asset Management

Richard Lynch

•        Former Executive Vice-President and Chief Technology Officer of Verizon Communications for approximately four years

•        Current Chair of the board and a Member of both the Executive Committee and Nomination and Corporate Governance Committee of Transwitch Corporation

•        Current Chair of the Nominating and Corporate Governance Committee and Member of the Compensation Committee of Ruckus Wireless Inc.

Member	Experience & Skills

Bert Nordberg	• Current Chair of the Nomination and Compensation Committee of Vestas Wind Systems • Former President and Chief Executive Officer of Sony Ericsson for over two years
John Richardson

•        Member of the CNG Committee for approximately five years

•        Former Chair of the Ontario Pension Board for three years

•        Former Senior Partner of Clarkson Gordon & Co. (now Ernst & Young LLP)

•        Former Executive Vice President, Lonvest Corporation (now London Insurance Group Inc.)

•        Former Chairman, President and Chief Executive Officer of Wellington Insurance

•        Former Member of the Compensation Committee of the Board of Directors of Resolve Business Outsourcing Income Fund

Barbara Stymiest

•        Former Member of the Group Executive and former Group Head of Strategy, Treasury & Corporate Services at the Royal Bank of Canada for approximately seven years

•        Former Chief Executive Officer of the TSX Group Inc. for approximately five years

•        Former Executive Vice President and Chief Financial Officer at BMO Nesbitt Burns

•        Current Member of Pension Committee and Audit Committee of the board of directors of George Weston Limited

•        Current Member of Human Resources Committee and Risk Review Committee of the board of directors of Sun Life Financial

1.	It is expected that Mr. Nordberg will assume the role of Chair of the CNG Committee after the Meeting.

The CNG Committee meets without management present at each of its quarterly meetings and is governed by a written charter that was adopted by the CNG Committee and the Board in December 2009, as amended in June 2011, March 2012 and September 2012. The CNG Committee’s charter may be viewed at us.blackberry.com/company/investors/corporate-governance.html. In relation to its duties and responsibilities concerning compensation matters pursuant to its charter, the CNG Committee is primarily responsible for administering the Company’s equity-based compensation plans and annually reviewing, and recommending to the Board for approval, the compensation of the Company’s executive officers. During Fiscal 2013, the Company’s executive officers were as follows:

•	Chief Executive Officer - Thorsten Heins

•	Chief Financial Officer - Brian Bidulka

•	Chief Marketing Officer - Frank Boulben

•	Chief Operating Officer - Kristian Tear

•	Chief Legal Officer and Corporate Secretary - Steve Zipperstein

•	Former Chief Legal Officer - Karima Bawa

•	Former Chief Information Officer - Robin Bienfait

•	Former Chief Operating Officer - Jim Rowan

•	Former Chief Technology Officer - David Yach

The CNG Committee meets regularly each year for the purpose of reviewing the overall compensation policy for Executive Officers, as well as relevant competitive compensation data and practices and makes recommendations on Executive Officer compensation to the entire Board for its consideration and approval. In consultation with the independent members of the Board, the CNG Committee also assesses the performance of the Chief Executive Officer each year using both financial and non-financial measurements. Recommendations made by the CNG Committee on the Chief Executive Officer’s compensation are reviewed and discussed by the independent members of the Board before final approval.

The CNG Committee has sole authority to retain independent compensation consultants to provide the committee with advice on the Company’s compensation practices. It also has the authority to approve the fees payable to any independent compensation advisor that it retains. The CNG Committee retained the services of its current independent compensation consultant, Frederic Cook, in August 2010. Since then, the Chair and the members of the CNG Committee have had full discretion to consult with Frederic Cook, and any services to be performed by Frederic Cook for the Company must be approved by the Chair of the CNG Committee. Frederic Cook’s mandate is to provide services from time to time as requested by the CNG Committee or its Chair, including in the following areas:

•	Review proposals prepared by management on the executive compensation program.

•	Attend meetings of the CNG Committee and Board.

•

Periodically review various aspects of the Company’s executive compensation program through a review of incentive compensation documentation, employment and separation agreements, and other documentation on the Company’s executive benefit and perquisite programs.

•

Provide competitive data on compensation levels and other relevant executive compensation practices, such as analyses of the total equity grants being made at comparator group companies and pay/performance analyses.

•	Annually review the comparator group used for compensation comparisons to ensure that it remains relevant.

•	Prepare regular reports summarizing the emerging trends in executive compensation to ensure that the CNG Committee is informed of the latest developments.

•	Review the Compensation Discussion and Analysis and compensation-related tables and disclosure in the Company’s annual management information circular.

•	Provide recommendations to the CNG Committee on stock ownership policies.

Frederic Cook has not performed any other services for the Company. Decisions made by the CNG Committee generally reflect factors and considerations in addition to the information and advice provided to it by Frederic Cook.

The approximate fees paid to Frederic Cook in Fiscal 2013 were $203,608 and in Fiscal 2012 were CDN $188,347.

ADDITIONAL INFORMATION

Copies of the following documents are available upon written request to the Corporate Secretary of the Company at 295 Phillip Street, Waterloo, Ontario, N2L 3W8:

(i)	the Annual Report on Form 40-F containing the audited consolidated financial statements for Fiscal 2013 together with the accompanying Auditor’s Report;

(ii)	the Fiscal 2013 Annual MD&A;

(iii)	the interim unaudited consolidated financial statements and any related MD&A for periods subsequent to March 2, 2013;

(iv)	the Fiscal 2013 Annual Information Form; and

(v)	this Management Information Circular.

Additional information relating to the Company can be found on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com and the website of the SEC at www.sec.gov. Financial information of the Company is provided in the Company’s audited consolidated financial statements and MD&A for the Company’s most recently completed financial year.

APPROVAL

The undersigned hereby certifies that the contents and the distribution of this Management Information Circular have been approved by the Board on May 21, 2013. A copy of this Management Information Circular has been sent to each director of the Company, each shareholder entitled to notice of the Meeting and to the auditors of the Company.

DATED at Waterloo, Ontario, the 21st day of May, 2013.

BY ORDER OF THE BOARD

(signed) Barbara Stymiest, Chair

SCHEDULE “A”

CORPORATE GOVERNANCE PRACTICES

	Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101	Comments

1.(a)	Disclose the identity of directors who are independent.	Ten of the eleven current Board (“Board”) members qualify as independent directors under National Instrument 52-110 - Audit Committees (the “Audit Committee Instrument”) and National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “Corporate Governance Instrument”): Timothy Dattels, David Kerr, Claudia Kotchka, Richard Lynch, Roger Martin, Bert Nordberg, John Richardson, Barbara Stymiest, Prem Watsa and John Wetmore. See “Report on Corporate Governance Practices – Independence of the Board” in this Management Information Circular for further details on the Board’s determination of independence. In addition, eight of the nine nominees also qualify as independent directors. If the proposed nominees to the Board are elected at the Meeting, they will continue to qualify as independent directors.

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.	One of the current Board members, Thorsten Heins does not qualify as an independent director under the Audit Committee Instrument and Corporate Governance Instrument because Mr. Heins is an officer of the Company. See “Report on Corporate Governance Practices – Independence of the Board” in this Management Information Circular for further details on the Board’s determination of independence.

(c)	Disclose whether or not a majority of the directors are independent. If a majority of directors are not independent, describe what the Board does to facilitate its exercise of independent judgement in carrying out its responsibilities.	A majority (ten of eleven directors) of the current Board members are independent and if the nominees proposed for election in this Management Information Circular are elected at the Meeting, a majority (eight of nine directors) of the directors will be independent.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	All current directorships with other public entities for each of the Board members, as well as directorships in the past five years, are set forth under “Business to be Transacted at the Meeting – Election of Directors.”

	Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101	Comments

(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

The independent directors met regularly without non-independent directors and members of management present during Fiscal 2013 via four in-camera sessions at regularly scheduled quarterly meetings of the Board. The independent directors of the Audit and Risk Management Committee and the CNG Committee also met in-camera at each regularly scheduled quarterly meeting of the committee.

See “Business to be Transacted at the Meeting - Election of Directors – Director Attendance, Committee Membership & Fiscal 2013 Meetings” for a listing of all Board and Committee meetings.

(f)	Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.	Ms. Stymiest is Chair of the Board. Ms. Stymiest is an independent director and responsible for facilitating the effective functioning of the Board independently of management of the Company and for providing independent leadership to the Board. The Board Mandate attached to this Management Information Circular as Schedule “B” sets out other responsibilities of the Chair.

(g)	Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.	The attendance record of each director for all Board and standing committee meetings held since the beginning of the Company’s most recently completed financial year is set forth under each director’s biography under “Business to be Transacted at the Meeting – Election of Directors”.

2.	Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.	The written mandate of the Board is attached to this Management Information Circular as Schedule “B”. A description of the Board’s mandate is also set forth under “Report on Corporate Governance Practices – Mandate of the Board”.

3.(a)	Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.	The Board mandate includes a mandate for the Chair. The Board has developed written mandates for the chair of each Board committee as set out in the respective committee charters.

	Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101	Comments

(b)	Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.	In Fiscal 2013, the Board adopted a position description for Mr. Heins as President and CEO.

4. (a)	Briefly describe what measures the Board takes to orient new members regarding (i) the role of the Board, its committees and its directors; and (ii) the nature and operation of the issuer’s business.

All new directors of the Company receive a comprehensive orientation. The orientation includes: meeting the Chair of the CNG Committee, the Chair of the Board and other independent directors as part of the selection process; receiving briefing materials relating to the Company’s operations and the operations of the Board and its committees, including the Company’s Business Standards and Principles, Board Mandate and committee Charters; advice from the Company’s internal and external legal counsel on their legal duties, corporate and securities obligations and the Company’s corporate governance procedures and policies; meeting with each of the Executive Officers and certain other senior management in order to understand the Company’s products, operations and key functions; and a tour of Company manufacturing and operations facilities. The orientation process will be reviewed from time to time in connection with new appointments to the Board.

Orientation also occurs as part of the regular business of the Board and its committees. A Board dinner also typically occurs on the evening preceding the quarterly Board meeting and provides the Board an opportunity to privately (or with management invitees) discuss the Company’s business in a more informal setting. The Strategic Planning Committee meets on the day of the quarterly Board meeting and provides new directors with an excellent opportunity to learn about the Company’s business from senior management attendees and other Board members. The Board intends to review the Company’s continuing orientation/education efforts periodically as appropriate.

	Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101	Comments

(b)	Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The CNG Committee’s Charter formally sets out the roles of the committee with respect to continuing education, including responsibility for the development and review of director orientation and continuing education programs. Education occurs as part of the regular business of the Board and its committees. The opportunities for education of Board members, at the Board and Board committee meetings, have increased over recent years. The quarterly Board dinner is also intended to have an educational component.

The Board Mandate requires that: (i) individual directors seek to participate in at least one director education program every twenty-four (24) months to remain current in, or expand upon, areas relevant to the duties of the Board and (ii) the frequency of director education should be reviewed from time to time to address changing standards in good corporate governance relating to continuing director education.

In Fiscal 2013, members of Board or its committees received briefings/updates on various topics, including U.S. and Canadian securities law developments, a variety of topics in quarterly materials from Ernst & Young LLP, business, competitive and strategic matters in connection with the quarterly Strategic Planning Committee meetings, revenue recognition practices, taxation and business acquisition accounting. The Board intends to review the Company’s continuing education efforts periodically as appropriate.

5. (a)	Disclose whether or not the Board has adopted a written code for the directors, officers and employees of the issuer. If the Board has adopted a written code:	The Company maintains and follows a written code of business standards and principles (the “Code”) that applies to and is acknowledged annually by all of the directors, officers and employees of the Company. The Code incorporates a number of policies and guidelines, including the Company’s Prevention of Improper Payments Policy and Insider Trading Policy:

	(i) disclose how a person or company may obtain a copy of the code;	The Code is available on the Company’s website at us.blackberry.com/company/investors/corporate-governance.html, or upon request to the Corporate Secretary of the Company at its executive office, 295 Phillip Street, Waterloo, Ontario, N2L 3W8.

Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101	Comments

(ii) describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and

The Board, through the Audit and Risk Management Committee, receives reports on compliance with the Code, including regarding the Company’s annual program to have employees acknowledge that they have read, understand and will comply with the Code. The Company maintains a whistleblower program and makes whistleblower reporting available to employees and external parties via a web and telephone hotline-based system supplied and operated by a third party that specializes in such reporting systems. The system allows individuals to make whistleblower reports, including anonymously, to the Company or directly to the Chair of the Audit and Risk Management Committee via the BlackBerry EthicsLink system and enables the Company or the Chair of the Audit and Risk Management Committee, as appropriate, to follow up directly with the reporter while maintaining his or her anonymity. Employees have been advised of whistleblower program as part of the Company’s annual Code acknowledgement program. Management reports on the status of whistleblower reports to the Audit and Risk Management Committee at its quarterly meetings.

In addition, the Board is responsible for overseeing, directly and through its committees, an appropriate compliance program for the Company. The Company’s Risk Management and Compliance Council, which consists of senior management members representing all of the significant areas of the Company’s business, is responsible for oversight of the compliance program and internal corporate policies approved by the Board. The Risk Management and Compliance Council reports to the CEO. The Chair of the Risk Management and Compliance Council also makes a report to the Audit and Risk Management Committee, at least quarterly, on its activities. The committee, through its Chair, also reports to the Board, at least quarterly. In May 2013, the Board appointed a Head of Compliance, reporting to the CFO and the Audit and Risk Management Committee, with responsibility for creating, managing and monitoring the Company’s compliance governance program.

	Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101	Comments

	(iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	The Company has not filed any material change report since the beginning of Fiscal 2013 that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

(b)	Describe any steps the Board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.	If a Board member has a material interest in a transaction being reviewed by the Board, such Board member is asked to abstain from discussions and approvals relating to such transaction. In addition, the independent directors meet regularly without management and directors who are officers of the Company.

(c)	Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.	The Board has approved a number of policies and procedures to provide guidance to employees concerning business choices, decisions and behaviours, including the Code. The Board and all employees are asked to acknowledge the Code on an annual basis.

6. (a)	Describe the process by which the Board identifies new candidates for Board nomination.

The CNG Committee is governed by a formal Charter and has the responsibility for nominating new directors. Potential nominees have in the past been identified by the CNG Committee through independent recruiting firms or by individual referrals. The selection criteria included criteria relating to:

•   the specific skill set and experience required on the Board at a given time taking into account the skill sets of the other Board members, including high technology, telecommunications, marketing and worldwide operational experience;

•   personal characteristics, including integrity and high ethical standards; and

•   other considerations.

(b)	Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.	The CNG Committee is composed entirely of independent directors, being currently: David Kerr, Richard Lynch, Bert Nordberg, John Richardson, Barbara Stymiest and John Wetmore.

	Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101	Comments

(c)	If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The responsibilities of the CNG Committee include: (i) the selection and recommendation for appointment to the Board of qualified, effective directors, (ii) the review of individual directors’ qualifications and (iii) orientation and education of new directors. The responsibilities of the CNG Committee relating to nominations are set forth under “Executive and Director Compensation” and in its charter available on the Company’s website at www.blackberry.com.

7. (a)	Describe the process by which the Board determines the compensation for the issuer’s directors and officers.

Details of the compensation paid to independent directors and officers of the Company can be found under the heading “Executive and Director Compensation” in the Management Information Circular.

The process used by the Board to determine the compensation of the Company’s officers and the independent directors is set forth under “Executive and Director Compensation”.

(b)	Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.	The CNG Committee is composed entirely of independent directors, being currently: David Kerr, Richard Lynch, Bert Nordberg, John Richardson, Barbara Stymiest and John Wetmore.

(c)	If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The responsibilities of the CNG Committee are set forth under “Executive and Director Compensation” and in its charter available on the Company’s website at www.blackberry.com.

8.	If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Company has a Strategic Planning Committee. The current members of the Strategic Planning Committee are set forth under each of the director’s biographies under the heading “Business to be Transacted at the Meeting – Election of Directors”. Additional information on the Strategic Planning Committee and its membership can be found under the heading “Board Committees”. Since the inception of the Strategic Planning Committee, all members of the Board have also generally attended and participated in meetings of the committee during which management and the Committee discuss and put forward strategic initiatives for the Company.

	Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101	Comments

9.	Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees and its individual directors are performing effectively.	The CNG Committee monitors the effectiveness of the relationship between management and the Board, the effectiveness of the operation of the Board, Board committees and individual directors and recommends improvements to each of the above. Through an annual effectiveness questionnaire that is completed by each director, the Board, its committees, their respective chairs and individual directors (by self-assessment) are formally assessed with respect to their effectiveness and contribution. The completed questionnaires are reviewed by the Chair who subsequently discusses with each director their respective questionnaires and reports to the Board on the results of the evaluation process.

SCHEDULE “B”

MANDATE OF THE BOARD OF RESEARCH IN MOTION LIMITED

The Board of Research In Motion Limited (the “Corporation”) is responsible for supervising the management of the Corporation’s business and affairs. The Board makes major policy decisions, delegates to management the authority and responsibility for the day-to-day affairs of the Corporation and reviews management’s performance and effectiveness on an ongoing basis.

From time to time, the Board may delegate certain duties and responsibilities to committees comprised of its member directors (“Directors”). The Board has formed three standing committees – the Audit & Risk Management Committee, the Compensation, Nomination & Governance Committee, and the Strategic Planning Committee – to perform certain delegated duties and responsibilities in accordance with their respective charters. From time to time, the Board may also establish special committees to review and make recommendations on specific matters. Any delegation to a standing or special committee does not relieve the Board of its overall responsibilities.

The Board may engage the services of independent advisors to assist the Board in fulfilling its duties and responsibilities. Committees of the Board also may engage the services of independent advisors in accordance with their respective charters.

1.	RESPONSIBILITIES OF THE BOARD

In its supervision and management of the Corporation’s business and affairs, the Board has the following responsibilities:

1)	promoting a culture of integrity throughout the organization;

2)	overseeing and approving the Corporation’s strategic initiatives and the implementation of such initiatives;

3)	assessing the principal business risks of the Corporation;

4)	overseeing the Corporation’s compliance activities, including in the areas of legal/regulatory compliance and corporate policies within the purview of the Board;

5)	reviewing the Corporation’s organizational structure and succession planning;

6)	monitoring the Chief Executive Officer’s performance (including his or her monitoring of other senior management), approving his or her compensation and reviewing the Corporation’s overall compensation policy for senior executives;

7)	adopting and monitoring a disclosure policy for the Corporation;

8)	monitoring the integrity of internal control and management information systems; and

9)	developing the Corporation’s approach to corporate governance.

2.	BOARD CHAIR AND RESPONSIBILITIES

The Directors will elect one of the Directors to be the Board Chair. The Chair will be “independent” within the meaning of applicable securities laws and stock exchange rules. The Chair will facilitate the effective functioning of the Board independently of management of the Corporation and will provide independent leadership to the Board. The responsibilities of the Chair will include, among other things, the following:

1)	Assume primary responsibility for the independent and effective operation of the Board while maintaining a close working relationship with senior management of the Corporation;

2)	Act as liaison between the Board and the Chief Executive Officer;

3)	In consultation with the Chief Executive Officer, take appropriate steps to foster an effective relationship between senior management personnel and the Board;

4)	Lead the Board in monitoring and influencing strategic management;

5)	Ensure that the responsibilities of the Board are well understood by both the Board and management of the Corporation and the boundaries between the Board and management of the Corporation are clearly understood and respected;

6)	Together with the other members of the Board, develop and maintain appropriate processes for the evaluation of the Chief Executive Officer and other senior management;

7)	Lead and oversee compliance with the governance policies of the Board;

8)	Ensure that the independent Directors have the opportunity, at each quarterly scheduled meeting, to meet without management personnel and non-independent Directors present;

9)	Together with the other members of the Board, develop and maintain procedures to regularly assess the effectiveness of the Board, its committees and individual Directors, and ensure that the Board has sufficient resources to conduct its business independently in accordance with the principles set out in this Mandate and applicable law;

10)	Consult with the Board, the Chief Executive Officer and the Corporate Secretary to set board agendas that are based on the responsibilities of the Board and reflect current priorities and require that materials and any information sent to the Board are appropriate and timely;

11)	Oversee and facilitate the proper flow of information to the Board from Management;

12)	Convene and chair meetings of the Board and sessions of the Board consisting exclusively of independent directors in a manner that facilitates debate and encourages Director participation;

13)	Attend committee meetings as appropriate;

14)	Communicate with Directors between meetings as appropriate;

15)	Be available for consultation and direct communication with shareholders and other stakeholders, as considered appropriate;

16)	Chair annual and special meetings of the shareholders of the Corporation; and

17)	Perform such other duties and responsibilities as may be determined by the Board from time to time.

In the event of a temporary absence of the Chair, one of the independent Chairs of a Board standing committee, as determined by a majority of the independent Directors, will perform the responsibilities of the Chair.

3.	VICE-CHAIR AND RESPONSIBILITIES

The Corporation has one Vice-Chair who is not an officer or employee of the Corporation. In addition to the Vice-Chair’s other responsibilities as a Director of the Corporation as described in Section 4 below, the Vice-Chair will provide strategic counsel and advice to the Chief Executive Officer as may be determined from time to time by the Board and the Vice-Chair taking into consideration, among other things, the scope and nature of counsel/advice requested by the Chief Executive Officer from time to time.

4.	INDIVIDUAL MEMBER RESPONSIBILITIES

In order to facilitate the Board fulfilling its role, each Director of the Board will:

1)	Time and Attention: Attend, to the best of their ability, all Board and committee meetings, review materials in advance of those meetings and take an active part in Board discussions.

2)	Best Practices: Strive to perform his or her duties in keeping with current and emerging corporate governance practices for directors of publicly traded corporations and the policies of the Corporation.

3)	Continuing Education: Seek to participate in at least one director education program every twenty-four (24) months to remain current in, or expand upon, areas relevant to the duties of the Director on the Board. The frequency of Director education should be reviewed from time to time to address changing standards in good corporate governance relating to continuing director education.

4)	Change of Employment Notification: Promptly notify the Board of any change in the Director’s employer or employment status to ensure that the impact on the Board, if any, and its ability to fulfill its role, can be evaluated by the Board.

5)	Limit on Board Service: Refrain from serving concurrently on more than six (6) public company boards of directors, without the prior consideration and approval of the Board.

6)	Conflicts of Interest: Advise the Board of any conflicts, or potential conflicts, of interest in accordance with the Corporation’s Code of Business Standards and Principles.

5.	METHOD OF OPERATION OF THE BOARD

1)	Meetings of the Board are held at least quarterly and as otherwise required.

2)	Independent Directors meet regularly without management of the Corporation and other non-independent Directors present.

6.	CONTACTING THE BOARD

Members of the Board can be contacted through the Corporate Secretary of the Corporation who may be contacted through the Corporation’s head office at:

295 Phillip Street

Waterloo, Ontario

Canada N2L 3W8

Tel: (519) 888-7465

7.	ANNUAL REVIEW OF BOARD MANDATE

This Mandate of the Board will be reviewed annually and updated as the Board deems appropriate.

SCHEDULE “C”

AMENDED AND RESTATED BY-LAW NO. A3

By-law No. A3

A by-law relating generally to the

transaction of the business and affairs

of the Corporation

SECTION ONE INTERPRETATION		3

1.01	DEFINITIONS.	3
1.02	INTERPRETATION.	3

SECTION TWO BUSINESS OF THE CORPORATION		4

2.01	REGISTERED OFFICE.	4
2.02	CORPORATE SEAL.	4
2.03	FINANCIAL YEAR.	4
2.04	EXECUTION OF INSTRUMENTS.	4
2.05	BANKING ARRANGEMENTS.	4
2.06	VOTING RIGHTS IN OTHER BODIES CORPORATE.	4
2.07	DIVISIONS.	5

SECTION THREE BORROWING AND SECURITY		5

3.01	BORROWING POWER.	5
3.02	DELEGATION.	5

SECTION FOUR DIRECTORS		6

4.01	NUMBER OF DIRECTORS.	6
4.02	QUALIFICATION.	6
4.03	ELECTION AND TERM.	6
4.04	REMOVAL OF DIRECTORS.	6
4.05	VACATION OF OFFICE.	6
4.06	VACANCIES.	6
4.07	ACTION BY THE BOARD.	7
4.08	MEETINGS BY TELEPHONE.	7
4.09	PLACE OF MEETING.	7
4.10	CALLING OF MEETINGS.	7
4.11	NOTICE OF MEETING.	7
4.12	ATTENDANCE OF AUDITORS.	7
4.13	FIRST MEETING OF NEW BOARD.	7
4.14	ADJOURNED MEETING.	8
4.15	REGULAR MEETINGS.	8
4.16	CHAIR.	8
4.17	QUORUM.	8
4.18	VOTES TO GOVERN.	8
4.19	CONFLICT OF INTEREST.	8
4.20	REMUNERATION AND EXPENSES.	8

4.21	RESOLUTION IN LIEU OF MEETING.	8

SECTION FIVE COMMITTEES		9

5.01	COMMITTEES OF THE BOARD.	9
5.02	TRANSACTION OF BUSINESS.	9
5.03	AUDIT AND RISK MANAGEMENT COMMITTEE.	9
5.04	ADVISORY BODIES.	9
5.05	PROCEDURE.	9

SECTION SIX OFFICERS		9

6.01	APPOINTMENT.	9
6.02	CHIEF EXECUTIVE OFFICER.	10
6.03	CHIEF FINANCIAL OFFICER.	10
6.04	CHAIR OF THE BOARD.	10
6.05	VICE CHAIR OF THE BOARD.	10
6.06	PRESIDENT.	10
6.07	EXECUTIVE OR SENIOR VICE-PRESIDENT.	10
6.08	SECRETARY.	10
6.09	TREASURER.	11
6.10	POWERS AND DUTIES OF OFFICERS.	11
6.11	TERM OF OFFICE.	11
6.12	TERMS OF EMPLOYMENT AND REMUNERATION.	11
6.13	AGENTS AND ATTORNEYS.	11
6.14	FIDELITY BONDS.	11

SECTION SEVEN PROTECTION OF DIRECTORS, OFFICERS AND OTHERS		12

7.01	LIMITATION OF LIABILITY.	12
7.02	INDEMNITY.	12
7.03	INSURANCE.	12

SECTION EIGHT SHARES		12

8.01	ALLOTMENT OF SHARES.	12
8.02	COMMISSIONS.	12
8.03	TRANSFER AGENTS AND REGISTRARS.	12
8.04	REGISTRATION OF TRANSFER.	13
8.05	LIEN FOR INDEBTEDNESS.	13
8.06	NON-RECOGNITION OF TRUSTS.	13
8.07	SHARE CERTIFICATES.	13

8.08	REPLACEMENT OF SHARE CERTIFICATES.	14
8.09	JOINT SHAREHOLDERS.	14
8.10	DECEASED SHAREHOLDERS.	14

SECTION NINE DIVIDENDS AND RIGHTS		14

9.01	DIVIDENDS.	14
9.02	DIVIDEND CHEQUES.	14
9.03	NON-RECEIPT OF CHEQUES.	14
9.04	RECORD DATE FOR DIVIDENDS AND RIGHTS.	15

SECTION TEN MEETINGS OF SHAREHOLDERS		15

10.01	ANNUAL MEETINGS.	15
10.02	SPECIAL MEETINGS.	15
10.03	PLACE OF MEETINGS.	15
10.04	NOTICE OF MEETINGS.	15
10.05	LIST OF SHAREHOLDERS ENTITLED TO NOTICE.	15
10.06	RECORD DATE FOR NOTICE.	16
10.07	MEETINGS WITHOUT NOTICE.	16
10.08	CHAIR, SECRETARY AND SCRUTINEERS.	16
10.09	PERSONS ENTITLED TO BE PRESENT.	16
10.10	QUORUM.	16
10.11	RIGHT TO VOTE.	16
10.12	PROXYHOLDERS AND REPRESENTATIVES.	17
10.13	TIME FOR DEPOSIT OF PROXIES.	17
10.14	PERSONAL REPRESENTATIVE.	17
10.15	JOINT SHAREHOLDERS.	17
10.16	VOTES TO GOVERN.	17
10.17	SHOW OF HANDS.	17
10.18	BALLOTS.	18
10.19	ADJOURNMENT.	18

SECTION ELEVEN NOTICES		18

11.01	METHOD OF GIVING NOTICES.	18
11.02	NOTICE TO JOINT SHAREHOLDERS.	19
11.03	COMPUTATION OF TIME.	19
11.04	UNDELIVERED NOTICES.	19
11.05	OMISSIONS AND ERRORS.	19
11.06	PERSONS ENTITLED BY DEATH OR OPERATION OF LAW.	19
11.07	WAIVER OF NOTICE.	19

SECTION TWELVE EFFECTIVE DATE		20

12.01	EFFECTIVE DATE.	20
12.02	REPEAL.	20

BE IT ENACTED as a by-law of the Corporation as follows:

SECTION ONE

INTERPRETATION

1.01	Definitions.

In ~~the~~this by-~~laws of the Corporation~~law, unless the context otherwise requires:

“Act” means the Business Corporations Act ~~(Ontario)~~, R.S.O. 1990, c. B.16 and ~~any~~the regulations made thereunder, as from time to time amended, and every statute or regulation that may be substituted ~~for it, as from time to time amended~~therefor;

“appointed” includes “elected” and vice versa:

“articles” means the articles on which is endorsed the certificate of ~~continuance~~amalgamation of the Corporation as from time to time amended or restated;

“board” means the board of directors of the Corporation and “director” means a member of the board;

“by-laws” means this by-law and all other by-laws of the Corporation from time to time in force and effect;

~~“cheque” means a draft;~~

“Corporation” means the corporation ~~continued~~amalgamated under the Act by the certificate endorsed on the articles and named Research In Motion Limited, or any other name to which the corporation’s name may be changed from time to time;

“meeting of shareholders” includes an annual meeting of shareholders and a special meeting of shareholders;

“non-business day” means Saturday, Sunday and any other day that is a holiday as defined in the ~~Interpretation Act (Ontario);~~Legislation Act (Ontario), 2006, S.O. 2006, c. 21, Sched. F, as from time to time amended, and every statute or regulation that may be substituted therefor;

“special meeting of shareholders” includes a meeting of any class or classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders;

“recorded address” means, in the case of a shareholder, the shareholder’s address as recorded in the securities register; and in the case of joint shareholders, the address appearing in the securities register in respect of ~~the~~such joint holding or the first address so appearing if there is more than one; and, in the case of a director, officer, auditor or member of a committee of the board, the latest address of such person as shown in the records of the Corporation or in the most recent notice filed under the Corporations Information Act (Ontario) or any statute that may be substituted for it, whichever, to the knowledge of the Corporation, is the more current; and

“signing officer” means, in relation to any instrument, any person authorized to sign on behalf of the Corporation by section 2.04 of this by-law or by a resolution passed pursuant thereto;

1.02	Interpretation.

~~Save as aforesaid~~Unless defined in section 1.01, words and expressions defined in the Act have the same meanings when used herein ~~and words~~. Words importing the singular number include the plural and vice versa. Words importing gender include the feminine, masculine and neuter genders. Words importing a person include an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, trust, unincorporated organization, body corporate and a natural person in his or her capacity as trustee, executor, administrator, or other legal representative.

SECTION TWO

BUSINESS OF THE CORPORATION

2.01	Registered Office.

The registered office of the Corporation shall be ~~in~~at the ~~municipality or geographic township within~~ location in Ontario initially specified in the articles of the Corporation, and thereafter ~~as determined in accordance with~~, provided same is permitted under the Act ~~and at such location as the board may~~ , from time to time ~~determine~~the Corporation may (i) by resolution of the directors change the location of the registered office of the Corporation within a municipality or geographic township, and (ii) by special resolution, change the municipality or geographic township in which its registered office is located to another place in Ontario.

2.02	Corporate Seal.

The Corporation may, but need not, have a corporate seal and if one is adopted it shall be in a form approved from time to time by the board.

2.03	Financial Year.

The board may, by resolution, fix the financial year end of the Corporation, and the board may from time to time, by resolution, change the financial year of the Corporation.

2.04	Execution of Instruments.

Deeds, transfers, assignments, contracts, obligations, certificates and other instruments may be signed on behalf of the Corporation by any one of the following: ~~director, chairman~~by any one person who holds the office of chair of the board, chief executive officer, president, chief financial officer, executive vice~~-~~-president, ~~general manager~~senior vice-president, secretary, treasurer, assistant secretary or ~~assistant treasurer or~~ the holder of any other office created ~~by~~ from time to time by~~-~~ by-law or ~~by~~ the board. In addition, the board may from time to time direct by resolution the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed. Any signing officer may affix the corporate seal to any instrument requiring the same.

2.05	Banking Arrangements.

The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time prescribe or authorize.

2.06	Voting Rights in Other Bodies Corporate.

The signing officers of the Corporation under section 2.04 may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments shall be in favour of such person or persons as may be determined by the officers executing or arranging for them. In addition, the board may from time to time direct the manner in which and the person by whom any particular voting rights or class of voting rights may or shall be exercised.

2.07	Divisions.

The board may cause the business and operations of the Corporation or any part thereof to be divided into one or more divisions upon such basis, including without limitation types of business or operations, geographical territories, product lines or goods or services, as may be considered appropriate in each case. In connection with any such division the board or, subject to any direction by the board, the chief executive officer may authorize from time to time, upon such basis as may be considered appropriate in each case:

(a) Subdivision and Consolidation – the further division of the business and operations of any such division into sub-units and the consolidation of the business and operations of any such division and sub-units;

(b)	Name – the designation of any such division or sub-unit by, and the carrying on of the business and operations of any such division or sub-unit under, a name other than the name of the Corporation, provided that the Corporation shall set out its name in legible characters in all places required ~~in~~by law; and

(c)	Officers – the appointment of officers for any such division or sub-unit, the determination of their powers and duties, and the removal of any of such officers so appointed, provided that any such officers shall not, as such, be officers of the Corporation.

SECTION THREE

BORROWING AND SECURITY

3.01	Borrowing Power.

Without ~~limited~~limiting the borrowing powers of the Corporation as set forth in the Act, but subject to the articles, the board may from time to time on behalf of the Corporation, without authorization of the shareholders:

(a)	borrow money ~~on~~upon the credit of the Corporation;

(b)	issue, reissue, sell or pledge debt obligations ~~(including bonds, debentures, notes or other similar obligations, secured or unsecured)~~ of the Corporation;

(c)	~~to the extent permitted by the Act, give directly or indirectly financial assistance to any person by means of a loan,~~give a guarantee on behalf of the Corporation to secure performance of any ~~present or future indebtedness, liability or~~ obligation of any person~~, or otherwise; or~~; and

(d)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any ~~currently~~ property of the Corporation, owned or subsequently acquired ~~real or personal, movable or immovable, property of the Corporation, including book debts, rights, powers, franchises and undertakings~~, to secure any ~~debt obligations or any money borrowed, or other debt or liability~~obligation of the Corporation.

Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

3.02	Delegation.

Subject to the Act and the articles, the board may from time to time delegate to a committee of the board, a director or an officer of the Corporation or any other person as may be designated by the board all or any of the powers conferred on the board by section 3.01 or by the Act to such extent and in such manner as the board may determine at the time of each such delegation.

SECTION FOUR

DIRECTORS

4.01	Number of Directors ~~and Quorum~~.

Until changed in accordance with the Act, the board shall consist of not fewer than the minimum number and not more than the maximum number of directors provided in the articles, provided, however, that for so long as the Corporation is an offering corporation, the board shall consist of not fewer than three directors.

4.02	Qualification.

~~No~~A person shall be ~~qualified for election or appointment as~~disqualified from being a director of the Corporation if ~~he or she~~such person is less than 18 years of age~~; if he or she is of unsound mind and~~, has been ~~so~~ found under the Substitute Decisions Act (Ontario) or under the Mental Health Act (Ontario) to be incapable of managing property, has been found to be incapable by a court in Canada or elsewhere~~; if he or she~~, is not an individual~~;~~, or ~~he or she~~ has the status of a bankrupt.  A director need not be a shareholder. ~~A majority~~Subject to the Act, at least 25 per cent of the directors shall be resident Canadians~~.~~

~~4.03~~	~~Consent.~~

~~No election or appointment of a~~, or if there are fewer than four directors, at least one director shall be ~~effective unless he or she consents in writing to act as~~ a ~~director within 10 days after the date of the election or appointment~~resident Canadian.

4.~~04~~03	Election and Term.

The election of directors shall take place at each annual meeting of shareholders ~~and all~~. Subject to the ~~directors then in~~Act, each director shall cease to hold office ~~shall retire~~at the close of the first annual meeting of shareholders following his or her election, but, if qualified, shall be eligible for re~~-~~-election at such annual meeting. Subject to the Act and section 4.01, the number of directors to be elected at any such meeting shall be the number of directors determined from time to time by special resolution or, if the special resolution empowers the directors to determine the number, by resolution of the board. ~~Where the shareholders adopt an amendment to the articles to increase the minimum number of directors, the shareholders may, at the meeting at which they adopt the amendment, elect the additional number of directors authorized by the amendment. The election may be by resolution, of if demanded by a shareholder or a proxyholder, by ballot. If an election of directors is not held at the proper time~~The election shall be by ordinary resolution. If directors are not elected at a meeting of shareholders, the incumbent directors shall continue in office until their successors are elected.

4.~~05~~04	Removal of Directors.

Subject to the Act, the shareholders may~~,~~ by ordinary resolution passed at ~~a~~an annual or special meeting of shareholders ~~called for that purpose,~~ remove any director from office ~~before the expiration of his or her term of office~~ and the vacancy created by such removal may be filled by the election of any qualified individual at the same meeting, failing which it may be filled by the board.

4.~~06~~05	Vacation of Office.

A director ceases to hold office when he or she dies; he or she is removed from office by the shareholders; he or she ceases to be qualified for election as a director, or his or her written resignation is received by the Corporation, or, if a time is specified in such resignation, at the time so specified, whichever is later.

4.~~07~~06	Vacancies.

Subject to the Act, a quorum of the board may appoint a qualified individual to fill a vacancy in the board~~, except a vacancy resulting from an increase in the number or minimum number of directors or from a failure of the shareholders to elect the number or minimum of directors. In the absence of a quorum the remaining directors shall forthwith call a meeting of shareholders to fill the vacancy~~.

4.~~08~~07	Action by the Board.

The board shall manage or supervise the management of the business and affairs of the Corporation. The powers of the board may be exercised ~~by~~at a meeting (subject to sections 4.~~09~~08 and 4.~~10~~09) at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board. Where there is a vacancy or vacancies in the board, the remaining directors may exercise all the powers of the board so long as a quorum remains in office.

4.~~09~~	~~Canadian Majority at Meetings~~08~~.~~

~~The board shall not transact business at a meeting unless a majority of the directors present are resident Canadians.~~

~~4.10~~	Meetings by Telephone.

If all the directors of the Corporation consent thereto generally or if all the directors of the Corporation present at or participating in ~~respect of a particular~~the meeting consent, a director may participate in a meeting of the board or a committee of the board by means of telephone, electronic or other communications facilities as permit all persons participating in the meeting to communicate with each other, simultaneously and instantaneously, and a director participating in such meeting by such means shall be deemed to be present ~~in person~~ at the meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of the board. If a majority of the directors participating in a meeting held pursuant to this section are then in Canada, the meeting shall be deemed to have been held in Canada.

4.~~11~~09	Place of Meeting.

Meetings of the board shall be held at any place within or outside Ontario ~~but in any financial year of the Corporation a majority of the meetings of the board shall be held in Canada~~.

4.~~12~~10	Calling of Meetings.

Meetings of the board shall be held from time to time at such place (subject to section 4.~~11~~09), at such time and on such day as the board, the ~~chairman~~chair of the board, the president or any two directors may determine.

4.~~13~~11	Notice of Meeting.

Notice of the time and place of ~~every~~each meeting of the board shall be given in the manner provided in Section Eleven to each director (a)  not less than 48  hours before the time when the meeting is to be held if the notice is mailed, or (b) not less than 24 hours before the time when the meeting is to be held if the notice is given personally or is delivered or sent by any means of transmitted or recorded communication; provided that no notice of a meeting shall be necessary if all the directors in office are present or if those absent waive notice of ~~or otherwise consent to~~ such meeting ~~being held.~~ , except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. A notice of a meeting of directors need not specify the purpose of~~,~~ or the business to be transacted at~~,~~ the meeting except where the Act requires such purpose or business or the general nature thereof to be specified.

4.~~14~~12	Attendance of Auditors.

The auditors of the Corporation shall be entitled to attend and be heard at meetings of the board on matters relating to their duties as auditors.

4.~~15~~13	First Meeting of New Board.

Provided a quorum of directors is present, each newly elected board may without notice hold its first meeting immediately following the meeting of shareholders at which such board is elected.

4.~~16~~14	Adjourned Meeting.

Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

4.~~17~~15	Regular Meetings.

The board may appoint a day or days in any month or months for regular meetings at a place and hour to be named. A copy of any resolution of the board fixing the place and time of regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act required the purpose thereof or the business to be transacted thereat to be specified.

4.~~18~~	~~Chairperson.~~16 Chair.

The ~~chairperson of the board, if such an officer has been elected and is present, otherwise the president, or in his or her absence a vice-president who is a director, shall be chairperson~~chair of any meeting of the board~~.~~  shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: the chair of the board or the chief executive officer. If no such officer is present, the directors present shall choose one of their number to be ~~chairperson~~chair.

4.~~19~~17	Quorum.

Subject to section 4.~~09~~19, the quorum for the transaction of business at any meeting of the board shall be a majority of the number of directors then in office or such greater number of directors as the board may from time to time determine. ~~If the Corporation is not an offering corporation and has fewer than three directors, all directors must be present to constitute a quorum.~~

4.~~20~~18	Votes to Govern.

At all meetings of the board every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes the ~~chairperson~~chair of the meeting shall not be entitled to a second or casting vote.

4.~~21~~19	Conflict of Interest.

~~A director shall not be disqualified by reason of his or her office from contracting with the Corporation or a subsidiary thereof. Subject to the provisions of the Act, a director shall not by reason only of his or her office be accountable to the Corporation or to its shareholders for any profit or gain realized from a contract or transaction in which he or she has an interest, and such contract or transaction shall not be voidable by reason only of such interest, provided that, if a declaration and disclosure of such interest is required by the Act, such declaration and disclosure shall have been made and, if required by the Act, the director shall have refrained from voting as a director on the contract or transaction.~~

~~4.22~~A director who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with the Corporation shall disclose to the Corporation the nature and extent of that interest at the time and in the manner provided by the Act. Such a director shall not attend any part of a meeting of directors during which the contract or transaction is discussed and shall not vote on any resolution to approve the same except as permitted by the Act. If no quorum exists for the purpose of voting on such a resolution only because a director is not permitted to be present at the meeting, the remaining directors shall be deemed to constitute a quorum for the purposes of voting on the resolution.

4.20	Remuneration and Expenses.

The directors shall be paid such remuneration for their services as directors as the board may ~~form~~from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

4.~~23~~21	Resolution in Lieu of Meeting.

A resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board or a committee of the board is as valid as if it had been passed at a meeting of the board or committee of the board. A resolution in writing takes effect on the day on which the last director who is entitled and required to sign the resolution signs it. A resolution in writing may be signed in one or more counterparts and such counterparts taken together shall constitute the same resolution. A counterpart signed by a director and transmitted by facsimile or other device capable of transmitting a printed message is as valid as an originally signed counterpart.

SECTION FIVE

COMMITTEES

5.01	Committees of the Board.

The board may appoint from its number one or more committees of the board, however designated, and delegate to any such committee any of the powers of the board except those which pertain to items which, under the Act, a committee of the board has no authority to exercise. ~~A majority of the members of any committee shall be resident Canadians.~~

5.02	Transaction of Business.

The powers of a committee of the board may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place in or outside Ontario.

5.03	Audit and Risk Management Committee.

The board shall elect annually from among its number an audit committee to be composed of not fewer than three directors, each of whom ~~a majority~~ shall ~~not~~ be ~~officers or employees~~eligible to serve as a member of ~~the Corporation or its affiliates.~~an audit committee under the Act, applicable securities legislation and applicable stock exchange rules. The audit and risk management committee shall have the powers and duties provided in the Act~~.~~ and in any committee charter as may be adopted by the board from time to time.

5.04	Advisory Bodies.

The board may from time to time appoint such advisory bodies as it may deem advisable.

5.05	Procedure.

Unless otherwise determined by the board, each committee of the board and each advisory board shall have power to fix its quorum at not less than a majority of its members, to elect its ~~chairperson~~chair and to regulate its procedure.

SECTION SIX

OFFICERS

6.01	Appointment.

The board may from time to time appoint a chief executive officer, president, one or more senior or executive vice-presidents (to which title may be added words indicating ~~seniority or~~ function), a secretary, a treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. One person may hold more than one office. The board may specify the duties of and, in accordance with this by-law and subject to the Act, delegate to such officers powers to manage the business and affairs of the Corporation. Subject to section 6.04, an officer of the Corporation may but need not be a director.

6.02	Chief Executive Officer.

The board may designate one ~~or more~~ of its officers of the Corporation as chief executive officer of the Corporation and may from time to time revoke any such designation and designate another officer of the Corporation as chief executive officer of the Corporation. The officer ~~or officers~~ designated as chief executive officer shall, subject to the authority of the board, have general supervision and control of the affairs of the Corporation.

6.03	Chief Financial Officer.

The board may designate one of the officers of the Corporation as chief financial officer of the Corporation and may from time to time revoke any such designation and designate another officer of the Corporation as chief financial officer of the Corporation. The officer designated as chief financial officer shall have such duties and exercise such powers as the board may from time to time prescribe.

6.04	~~Chairperson~~Chair of the Board.

The board may from time to time also appoint a ~~chairperson~~chair of the board who shall be a director. If appointed, the ~~chairman~~chair of the board shall, if present, preside at all meetings of the board and~~, in the absence of the president, at all meetings of~~ shareholders. In addition, ~~the board may assign to him or her any of the powers and duties that are by any provision of this by-law assigned to the president, and~~ he or she shall have such other powers and duties as the board may specify~~. During the absence~~ by resolution or ~~disability~~as are incident to his or her office.

6.05	Vice Chair of the Board.

The board ~~chairman~~may from time to time also appoint a vice chair of the board~~, the president~~ who shall ~~assume all~~be a director. If appointed, he or she shall have such powers and duties as the board may specify by resolution or as are incident to his or her ~~powers and duties.~~office.

6.~~05~~06	President.

Unless otherwise designated by the board in accordance with section 6.02, the president shall be the chief executive officer of the Corporation ~~or one of the co-chief executive officers of the Corporation~~ and, subject to the authority of the board~~,~~ and the powers designated to the chief executive officer (if the chief executive officer is not also the president), shall have general supervision of the affairs and business of the Corporation. ~~Except when the board has elected or appointed a general manager, the president shall also have the powers and be charged with the duties of that office.~~

~~6.07~~	~~Vice-President.~~

During the absence or disability of the president, his or her duties shall be performed and his or her powers exercised by the ~~vice-president~~officer or~~, if there are more than one, by~~ officers of the ~~vice-president~~Corporation designated from time to time by the board ~~or the president. A vice-president shall have such other powers and duties as the board or the president may prescribe~~.

6.07	Executive or Senior Vice-President.

A(n) executive or senior vice-president shall have such powers and duties as the board or the president may prescribe.

6.~~07~~08	Secretary.

Unless otherwise determined by the board, the secretary shall attend, and be the secretary of, all meetings of the board, shareholders and committees of the board. The secretary shall enter or cause to be entered in records kept for that purpose minutes of all proceedings at meetings of the board, the shareholders and committees of the board, whether or not he or she attends such meetings. He or she shall give or cause to be given, as and when instructed, all notices to directors, shareholders, auditors and members of committees of the board. He or she shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose, and he shall have such other powers and duties as otherwise may be specified.

6.~~08~~09	Treasurer.

The board may designate a treasurer who, subject to any resolution of the board and under the direction of the board, shall keep proper accounting records in compliance with the Act and~~, under the direction of the board,~~ shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation. ~~He~~Subject to any resolution of the board, he or she shall render to the board whenever required an account of all his or her transactions as treasurer and of the financial position of the Corporation and he or she shall have such other powers and duties as otherwise may be specified.

6.~~09~~10	Powers and Duties of Officers.

The powers and duties of all officers shall be such as the terms of their engagement call for or as the board or (except for those whose powers and duties are to be specified only by the board) the chief executive officer may specify. The board and (except as aforesaid) the chief executive officer may, from time to time and subject to the Act, vary, add to or limit the powers and duties of an officer. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer otherwise directs.

6.~~10~~11	Term of Office.

The board, in its discretion, or the president may remove any officer of the Corporation without prejudice to any officer’s rights under any employment contract. Otherwise each officer appointed by the board shall hold office until his or her successor is appointed or until his or her earlier resignation.

6.~~11~~12	Terms of Employment and Remuneration.

The terms of employment and the remuneration of officers elected or appointed by the board shall be settled by it from time to time.

6.~~12~~13	Agents and Attorneys.

The board shall have power from time to time to appoint agents or attorneys for the Corporation within or outside of Canada with such powers (including the power to sub-delegate) of management, administration or otherwise as may be thought fit.

6.~~13~~14	Fidelity Bonds.

The board may require such officers, employees and agents of the Corporation as the board deems advisable to furnish bonds for the faithful discharge of their powers and duties, in such form and with such surety as the board may from time to time determine.

SECTION SEVEN

PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

7.01	Limitation of Liability.

Every director and officer of the Corporation in exercising his or her powers and discharging his or her duties shall act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Subject to the foregoing, no director or officer shall be liable for the acts, receipts, neglects or defaults of any other director, officer or employee, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by order of the board for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on his or her part, or for any other loss, damage or misfortune which shall happen in the execution of the duties of his or her office or in relation thereto, unless the same are occasioned by his or her own willful neglect or default, provided that nothing herein shall relieve any director or officer of any liability imposed upon him or her by the Act.

7.02	Indemnity.

Subject to the Act, the Corporation shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Corporation’s request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his or her heirs, executors, administrators and other legal personal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of having been a director or officer of the Corporation or body corporate of which the Corporation is or was a shareholder or creditor, if (a) he or she acted honestly and in good faith with a view to the best interests of the Corporation; and (b) in the case of a criminal or administrative action or proceeding enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful. The Corporation may also indemnify that person in such other circumstances as the Act or law permits or requires. Nothing in this by-law shall limit the right of any individual entitled to indemnity to claim indemnity apart from the provisions of this by-law.

7.03	Insurance.

Subject to the Act, the Corporation may purchase and maintain such insurance for the benefit of its directors and officers as the board may from time to time determine.

SECTION EIGHT

SHARES

8.01	Allotment of Shares.

Subject to the Act and the articles, the board may from time to time allot or grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation in such manner and to such persons or class of persons as the board shall by resolution determine, provided that no share shall be issued until it is fully paid as provided by the Act.

8.02	Commissions ~~and Discounts~~.

The board may from time to time authorize the Corporation to pay a reasonable commission ~~or allow reasonable discounts~~ to any person in consideration of ~~him or her~~such person purchasing or agreeing to purchase~~, whether absolutely or conditionally,~~ shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers~~, whether absolute or conditional,~~ for any such shares ~~of the Corporation~~.

8.03	Transfer Agents and Registrars.

The board may from time to time by resolution appoint a registrar to keep the register of security holders and a transfer agent to keep the register of transfers and may also appoint one or more branch registrars to keep branch registers of security holders and one or more branch transfer agents to keep branch registers of transfers, but one person may be appointed both registrar and transfer agent. The board may at any time terminate any such appointment.

8.04	Registration of Transfer.

Subject to the Act, no transfer of shares shall be registered in a register of transfers or branch register of transfers except upon presentation of the certificate representing the share endorsement ~~which complies with the Act~~ made on or delivered with it which complies with the Act, duly executed by the appropriate person as provided by the Act, together with such reasonable assurance or evidence of signature, identification and authority to transfer as the board may from time to time prescribe, and on payment of all applicable taxes and any reasonable fees prescribed by the board, and compliance with such restrictions on transfer as are authorized by the articles, if any, and on satisfaction of any lien referred to in section 8.05.

8.05	Lien for Indebtedness.

~~Except where any class or series of shares of the Corporation is listed on a stock exchange, the~~The Corporation shall have a lien on the shares registered in the name of a shareholder who is indebted to the Corporation except where such class or series of shares of the Corporation is listed on a stock exchange, and the lien may be enforced, subject to the articles, by the sale of the shares affected by it or by any other action, suit, remedy or proceeding authorized or permitted by law or by equity and, pending enforcement, the Corporation may refuse to register a transfer of the whole or any part of those shares.

8.06	Non-Recognition of Trusts.

Subject to the Act, the Corporation may treat the registered holder of any share as the ~~absolute owner thereof and accordingly shall not, except as ordered by a court of competent jurisdiction or as required by statute, be bound to see to the execution of any trust, whether express, implied or constructive, in respect of any share or to recognize any other claim to or interest in such share on the part of any person other than the registered holder thereof~~person exclusively entitled to vote, to receive notices, to receive any dividend or other payment in respect of the share, and otherwise to exercise all the rights and powers of an owner of the share.

8.07	Share Certificates.

Every holder of one or more fully paid shares of the Corporation shall be entitled, at his or her option, to a share certificate, or to a non-transferable written certificate of acknowledgement   of his or her right to obtain a share certificate, stating the number and class or series of shares held by him or her as shown on the securities register, and stating that such shares are fully paid. Share certificates shall be in such form as the board shall from time to time approve and shall be signed in accordance with section 2.04 and need not be under the corporate seal; provided that, unless the board otherwise orders, certificates representing shares in respect of which a transfer agent, registrar, or both has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent or registrar. The signature of one of the signing officers or, in the case of share certificates which are not valid unless countersigned by or on behalf of a transfer agent or registrar, the signatures of both signing officers may be mechanically reproduced ~~in facsimile~~ upon share certificates and every such ~~facsimile~~ signature shall for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be binding upon the Corporation. A share certificate executed as aforesaid shall be valid notwithstanding that one or both of the officers whose signature ~~(whether manual or facsimile)~~ appears thereon no longer holds office at the date of issue or delivery of the certificate.

8.08	Replacement of Share Certificates.

The board or any officer or agent designated by the board may in its or his or her discretion direct the issue of a new share certificate or other such certificate in lieu of and on cancellation of a share certificate that has been mutilated or in substitution for a certificate claimed to have been lost, apparently destroyed or wrongfully taken, on payment of such reasonable fee~~, not exceeding $3.00,~~ and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

8.09	Joint Shareholders.

If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect of that share, and delivery of the certificate to one of those persons shall be sufficient delivery to all of them. Any one of those persons may give effectual receipts for the certificate issued in respect of it or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of that share.

8.10	Deceased Shareholders.

In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the register of shareholders in respect of the death or to make any dividend or other payments in respect of the share except on production of all such documents as may be required by law and on compliance with the reasonable requirements of the Corporation and its transfer agents.

SECTION NINE

DIVIDENDS AND RIGHTS

9.01	~~Cash~~ Dividends.

Subject to the Act and the articles, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid in money or property or by the issue of fully paid shares of the Corporation or options or rights to acquire fully paid shares of the Corporation. Any dividend unclaimed after a period of six years from the date on which it has been declared to be payable shall be forfeited and shall revert to the Corporation.

9.02	Dividend Cheques.

A dividend payable in money shall be paid by cheque drawn on the Corporation’s bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at his or her address appearing on the securities register, unless such holder otherwise directs. In the case of joint holders, the cheque shall, unless such joint holders otherwise jointly direct, be made payable to the order of all the joint holders and mailed to them at the address appearing on the register of shareholders in respect of such joint holding, or to the first address so appearing if there are more than one. The mailing of such cheque, unless it is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented by it plus the amount of any tax which the Corporation is required to and does withhold.

9.03	Non-Receipt of Cheques.

In the event of non-receipt of any dividend cheque by the person to whom it is sent, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

9.04	Record Date for Dividends and Rights.

The board may fix in advance a date, preceding by not more than 50 days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of the dividend or to exercise the right to subscribe for such securities, and notice of any such record date shall be given not less than seven days before the record date in the manner provided by the Act. In every such case, only persons who are shareholders of record at the close of business on the record date so fixed shall be entitled to receive payment of such dividend or to exercise the right to subscribe for such securities and to receive the warrant or other evidence in respect of such right, notwithstanding the transfer or issue of any shares after the record date is fixed.

SECTION TEN

MEETINGS OF SHAREHOLDERS

10.01	Annual Meetings.

The annual meeting of shareholders shall be held at such time in each year and, subject to section 10.03, at such place as the board, the ~~chairperson~~chair of the board ~~or the president~~ may from time to time determine, for the purpose of receiving the reports and statements required by the Act to be laid before the annual meeting, electing directors, appointing auditors and fixing or authorizing the board to fix the remuneration of the auditors, and for the transaction of such other business as may properly be brought before the meeting.

10.02	Special Meetings.

The board~~,~~ or the ~~chairman~~chair of the board ~~or the president~~ shall have power to call a special meeting of shareholders at any time.

10.03	Place of Meetings.

Meetings of shareholders shall be held at such place within or outside Ontario as the directors determine or, in the absence of such determination, at the place where the registered office of the Corporation is located.

10.04	Notice of Meetings.

Notice of the time and place of each meeting of shareholders shall be ~~given~~sent in the manner provided in Section Eleven not less than 21 nor more than 50 days before the date of the meeting to each director, to the auditor, and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a special meeting of shareholders shall state the nature of the business in sufficient detail to permit the shareholder to form a reasoned judgement on it and shall give the text of any ordinary resolution, special resolution, or by-law to be submitted to the special meeting.

10.05	List of Shareholders Entitled to Notice.

For every meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting. The list shall be arranged in alphabetical order and show the number of shares held by each shareholder entitled to vote at the meeting. If a record date for the meeting is fixed pursuant to section 10.06, the shareholders listed shall be those registered at the close of business on that record date. If no record date is fixed, the shareholders listed shall be those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given, or where no such notice is given, on the day on which the meeting is held. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the central securities register is maintained and at the meeting for which the list was prepared.

10.06	Record Date for Notice.

The board may fix in advance a ~~time and a~~ date, preceding the date of any meeting of shareholders by not more than ~~50~~ 60 days and not less than ~~21~~ 30 days, as a record date for the determination of the shareholders entitled to notice of the meeting~~. If~~ , and notice of any such record date shall be given not less than seven days before such record date, by newspaper advertisement in the ~~board fixes~~ manner provided in the Act and by written notice to each stock exchange in Canada on which the shares of the Corporation are listed for trading. If no such record date ~~for notice~~is so fixed, the record date for ~~notice shall be~~ the determination of the shareholders entitled to receive notice of the meeting shall be at the close of business on the day ~~next~~immediately preceding the day on which the notice is given or, if no notice is given, shall be the day on which the meeting is held.

10.07	Meetings Without Notice.

A meeting of shareholders may be held without notice at any time and at any place permitted by the Act or the articles (a) if all the shareholders entitled to vote thereat are present in person or duly represented by proxy or if those not present or represented by proxy waive notice of or otherwise consent to such meeting being held, and (b) if the auditors and the directors are present or waive notice, or otherwise consent to the meeting being held; so long as the shareholders, auditors or directors present are not attending for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. At such a meeting, any business may be transacted which the Corporation may transact at a meeting of shareholders.

10.08	~~Chairperson~~Chair, Secretary and Scrutineers.

The ~~president or, in his or her absence, the chairperson~~chair of the board, if such an officer has been elected or appointed and is present, otherwise ~~a vice-president~~another director of the Corporation who is a shareholder of the Corporation, shall be ~~chairperson~~chair of any meeting of shareholders. If no such ~~officer~~person is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be ~~chairperson~~chair. If the secretary of the Corporation is absent, the ~~chairperson~~chair shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the ~~chairman~~chair with the consent of the meeting.

10.09	Persons Entitled to be Present.

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and the auditors of the Corporation and others who, although not entitled to vote, are entitled or required under the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the ~~chairperson~~chair of the meeting or with the consent of the meeting.

10.10	Quorum.

A quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a shareholder so entitled, holding or representing in the aggregate not less than ~~20~~25% of the ~~issued~~outstanding shares of the Corporation, or of the class or classes respectively (if there is more than one class of shares outstanding for the time being), ~~enjoying voting rights~~entitled to vote at ~~such~~the meeting. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented may proceed with the business of the meeting even if a quorum is not present throughout the meeting. If a quorum is not present at the time appointed for the meeting or within a reasonable time after that which the shareholders may determine, the shareholders present or represented may adjourn the meeting to a fixed time and place but may not transact any other business.

10.11	Right to Vote.

Every person named in the list referred to in section 10.05 shall be entitled to vote the shares shown on the list opposite his or her name at the meeting to which the list relates~~, except to the extent that (a) where the Corporation has fixed a record date in respect of the meeting, the person has transferred any of his or her shares after the record date or, where the Corporation has not fixed a record date in respect of the meeting, the person has transferred any of his or her shares after the date on which the list is prepared, and (b) the transferee, having produced properly endorsed certificates evidencing the shares or having otherwise established that he or she owns them, has demanded not later than 10 days before the meeting that his or her name be included in the list. In any such excepted case, the transferee shall be entitled to vote the transferred shares at the meeting~~.

10.12	~~Record Date for Voting.~~

~~The board may fix in advance a date, preceding the date of any meeting of shareholders by not more than two days, excluding non-business days, for the determination of the shareholders entitled to vote at the meeting. The record date for voting at a meeting of shareholders shall be specified in the notice calling the meeting or in the information circular relating thereto.~~

~~10.13~~	Proxyholders and Representatives.

Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, as his or her nominee to attend and act at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the shareholder or his or her attorney and shall conform to the requirements of the Act. Alternatively, every shareholder which is a body corporate or association may authorize by resolution of its directors or governing body an individual to represent it at a meeting of shareholders and that individual may exercise on the shareholder’s behalf all the powers it could exercise if it were an individual shareholder. The authority of such an individual shall be established by depositing with the Corporation a certified copy of the resolution, or in such other manner as may be satisfactory to the secretary of the Corporation or the ~~chairperson~~chair of the meeting. Any such proxyholder or representative need not be a shareholder.

10.~~14~~13	Time for Deposit of Proxies.

The board may fix a time, not exceeding 48 hours, excluding non-business days, ~~proceeding~~preceding any meeting or adjourned meeting of shareholders before which time proxies to be used at the meeting must be deposited with the Corporation or its agent, and any time so fixed shall be specified in the notice calling the meeting ~~or the information circular relating thereto.~~. A proxy shall be acted on only if, prior to the time so fixed and specified in the notice calling the meeting ~~or the information circular~~, it has been deposited with the Corporation or its agent or, if no such time is specified in the notice ~~or information circular~~, it has been received by the secretary of the Corporation or by the ~~chairperson~~chair of the meeting or any adjournment thereof before the time of voting.

10.~~15~~14	Personal Representative.

If the shareholder of record is deceased, his or her personal representative, upon filing with the secretary of the meeting sufficient proof of his or her appointment, shall be entitled to exercise the same voting rights at any meeting of shareholders as the shareholder of record would have been entitled to exercise if he or she were living, and for the purposes of the meeting shall be considered a shareholder. If there is more than one personal representative, the provisions of section 10.~~16~~15 shall apply.

10.~~16~~15	Joint Shareholders.

If two or more persons hold shares jointly, any one of them present in person or duly represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if more than one of them are present in person or represented by proxy and vote, they shall vote together as one on the shares jointly held by them.

10.~~17~~16	Votes to Govern.

At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws or by law, be determined by a majority of the votes cast on the question. In case of an equality of votes either upon a show of hands or upon a poll, the ~~chairperson~~chair of the meeting shall not be entitled to a second or casting vote.

10.~~18~~17	Show of Hands.

Subject to the Act, any question at a meeting of shareholders shall be decided by a show of hands, unless a ~~poll~~ballot thereon is required or demanded as hereinafter provided ~~below~~, and ~~on~~upon a show of hands every person who is present and entitled to vote shall have one vote.   Whenever a vote by show of hands ~~has~~shall have been taken ~~on~~upon a question, unless a ~~poll~~ballot thereon is so required or demanded, a declaration by the ~~chairperson~~chair of the meeting that the vote ~~on~~upon the question has been carried or carried by a particular majority or not carried~~,~~ and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders ~~on~~upon the said question.

10.~~19~~	~~Polls~~18 Ballots.

On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken ~~on it~~thereon, the ~~chairperson~~chair may require a ballot or any person who is present and entitled to vote on ~~the~~such question at the meeting may demand a ~~poll.~~ ballot. A ~~poll~~ballot so required or demanded shall be taken in such manner as the ~~chairperson~~chair shall direct.   A requirement or demand for a ~~poll~~ballot may be withdrawn at any time ~~before~~prior to the taking of the ~~poll. Upon a poll,~~ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which ~~he or she~~such person is entitled to vote at the meeting ~~on~~upon the question, to that number of votes provided by the Act or the articles, and the result of the ~~poll~~ballot so taken shall be the decision of the shareholders ~~on~~upon the said question.

10.~~20~~19	Adjournment.

The ~~chairperson~~chair at a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place. If a meeting of shareholders is adjourned for less than 30 days, it will not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned. Subject to the Act, if a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.

~~10.20~~	~~Action in Writing by Shareholders.~~

~~A resolution in writing signed by all the shareholders entitled to vote on that resolution at the meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders unless, in accordance with the Act, (a) in the case of the resignation or removal of a director, or the appointment or election of another person to fill the place of that director, a written statement is submitted to the Corporation by the director giving the reasons for his or her resignation or the reasons why he or she opposes any proposed action or resolution for the purpose of removing him or her from office or the election of another person to fill the office of that director; or (b) in the case of the removal or resignation of an auditor, or the appointment or election of another person to fill the office of auditor, representations in writing are made to the Corporation by that auditor concerning his or her proposed removal, the appointment or election of another person to fill the office of auditor, or his or her resignation. A resolution in writing takes effect on the day on which it is signed by the last shareholder entitled and required to sign the resolution. A resolution in writing may be signed in one or more counterparts and such counterparts taken together shall constitute the same resolution. A counterpart signed by a shareholder and transmitted by facsimile or other device capable of transmitting a printed message is as valid as an originally signed counterpart.~~

SECTION ELEVEN

NOTICES

11.01	Method of Giving Notices.

Any notice (which term includes any communication or document) to be given (which term includes sent, transmitted, delivered or served) pursuant to the Act, the regulations thereunder, the articles, the by~~-~~-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the board shall be sufficiently given if delivered personally to the person to whom it is to be given ~~or if delivered by courier to the person to whom it is to be given at his or her recorded address or~~, if mailed to ~~him or her~~such person at ~~his or her~~the person’s recorded address by prepaid mail, or if ~~sent to him or her at his or her recorded address by any means of prepaid~~ transmitted ~~or recorded communication.~~ by telephone, facsimile or other electronic means in accordance with the Electronic Commerce Act (Ontario). A notice so delivered shall be deemed to have been given when it is delivered personally or ~~at the recorded address, as~~ to the ~~case may be~~recorded address as aforesaid; a notice so mailed shall be deemed to have been given ~~on the fifth day after it is~~when deposited in a post office or public letter box; and a notice so sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or delivered ~~to the appropriate communication company or agency or its representative for dispatch.~~ by dispatch. A notice so delivered shall be deemed to have been received when it is delivered personally, a notice so mailed shall be deemed to have been received on the fifth day after it is deposited in a post office or public letter box, and a notice so transmitted shall be deemed to have been received on the day it is transmitted. The secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board in accordance with any information believed by ~~him or her~~the secretary to be reliable.

11.02	Notice to Joint Shareholders.

If two or more persons are registered as joint holders of any share, notice to one of such persons shall be sufficient notice to all of them. Any notice shall be addressed to all of such joint holders and the address to be used for the purposes of section 11.01 shall be the address appearing on the securities register in respect of such joint holding, or the first address so appearing if there are more than one.

11.03	Computation of Time.

In computing the date when notice must be given under any provision requiring a specified number of days’ notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

11.04	Undelivered Notices.

If any notice given to a shareholder pursuant to section 11.01 is returned on three consecutive occasions because he or she cannot be found, the Corporation shall not be required to give any further notices to that shareholder until he or she informs the Corporation in writing of his or her new address.

11.05	Omissions and Errors.

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board, or the non-receipt of any notice by any such person, or any error in any notice not affecting the substance of the notice, shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded on it.

11.06	Persons Entitled by Death or Operation of Law.

Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of the share which has been duly given to the shareholder from whom he or she derives his or her title to the share before his or her name and address were entered on the securities register (whether the notice was given before or after the happening of the event upon which he or she became so entitled) and before he or she furnished the Corporation with the proof of authority or evidence of his or her entitlement prescribed by the Act.

11.07	Waiver of Notice.

Any shareholder, proxyholder or other person entitled to attend a meeting of shareholders, director, officer, auditor or member of a committee of the board may at any time waive any notice, or waive or abridge the time for any notice required to be given to him or her under the Act, the regulations, the articles, the by-laws or otherwise, and that waiver or abridgement, whether given before or after the meeting or other event of which notice is required to be given, shall cure any default in the giving or in the time of the notice, as the case may be. Any such waiver or abridgement shall be in writing, except a waiver of notice of a meeting of shareholders or of the board or a committee of the board, which may be given in any manner.

SECTION TWELVE

EFFECTIVE DATE

12.01	Effective Date.

This by-law shall come into force when made by the board in accordance with the Act.

12.02	Repeal.

By-~~laws~~law Number ~~A1 and A2 are~~A3 is repealed as of the coming into force of this by-law. The repeal shall not affect the previous operation of any by-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to, or the validity of any articles ~~(as defined in the Act)~~ or predecessor charter documents of the Corporation obtained pursuant to, any such by-law before its repeal. All officers and persons acting under any by-law so repealed shall continue to act as if appointed under the provisions of this by-law and all resolutions of the board, the shareholders or committees of the board with continuing effect passed under any repealed by-law shall continue to be good and valid except to the extent inconsistent with this by-law and until amended or repealed.

MADE by the board the      day of             , ~~1999~~2013.

President	Secretary

CONFIRMED by the shareholders in accordance with the Act the      day of             , 2013.

Secretary

SCHEDULE “D”

EQUITY INCENTIVE PLAN

BLACKBERRY LIMITED

EQUITY INCENTIVE PLAN

SECTION 1	INTERPRETATION AND ADMINISTRATIVE PROVISIONS

1.1	Purposes

The purposes of this Plan are to assist the Corporation and its affiliates to attract, retain and motivate executive officers and employees by granting to them: (i) options to purchase common shares of the Corporation; and (ii) restricted share units.

1.2	Definitions

When used herein, unless the context requires otherwise, the following terms have the following meanings:

“affiliate” and “jointly or in concert” have the respective meanings set forth in the Securities Act (Ontario), as amended from time to time.

“Award” means an Option or RSU granted under this Plan.

“Award Agreement” means an Option Agreement or RSU Agreement as the context requires.

“Award Date” means the date the Board grants an Award under this Plan.

“Blackout Period” means any period imposed by the Corporation applicable to a Participant, during which specified individuals, including insiders of the Corporation, may not trade in the Corporation’s securities (including for greater certainty any period during which specific individuals are restricted from trading because they have material non-public information), but does not include any period when a regulator has halted trading in the Corporation’s securities.

“Board” means the Board of Directors of the Corporation.

“Business Day” means a day other than a Saturday, Sunday or other day when banks in the City of Toronto, Ontario are not generally open for business.

“Cause” has the meaning attributed to such term in the Participant’s Employment Agreement, or if the Employment Agreement is silent or the Participant does not have an Employment Agreement, “cause” means grounds for summary termination of the employment contract without notice, pay in lieu of notice, severance pay, or similar obligations, as that concept is interpreted and applied by the courts of Ontario.

“Change of Control” means the occurrence of any of the following events:

(a)	an amalgamation, merger, consolidation, arrangement or other reorganization involving the Corporation or any of its affiliates and another corporation or other legal entity, as a result of which the holders of the Shares immediately prior to the completion of that transaction hold less than a majority of the Shares after completion of that transaction;

(b)	any individual, entity or group of persons acting jointly or in concert, acquires or becomes the beneficial owner of, directly or indirectly, more than 50% of the Shares, whether through acquisition of previously issued and outstanding Shares, or of Shares that have not been previously issued, or any combination thereof, or any other transaction of similar effect;

(c)	the Corporation sells or otherwise transfers all or substantially all of its assets to any other corporation or other legal person or entity (other than a disposition or transfer of assets to an affiliate of the Corporation as part of a reorganization of assets of an affiliate of the Corporation), where the holders of Shares immediately prior to the completion of that transaction hold less than a majority of the common shares of the acquiring corporation or person immediately after the completion of such transaction; or

(d)	as a result of or in connection with the contested election of directors, the nominees named in the most recent Management Information Circular of the Corporation for election to the Board do not constitute a majority of the Board.

“Change of Control Period” means the shorter of: (i) 24 months following a Change of Control; and (ii) the period of time following a Change of Control specified in the Participant’s Employment Agreement.

“Committee” means the committee of the Board responsible for recommending to the Board the compensation of the executive officers and other employees, which, as at the effective date of the Plan, is the Compensation, Nomination and Governance Committee.

“Corporation” means Blackberry Limited.

“Employment Agreement” means a written employment agreement between a Participant and a Participating Entity.

“Exercise Notice” means a written notice by a Participant addressed to the Secretary of the Corporation stating the Participant’s intention to exercise a particular Option.

“Exercise Price” means the price at which Shares may be purchased on the exercise of an Option.

“Expiry Date” means:

(a)	in respect of any Option, the fifth (5th) anniversary of the Award Date unless another date is specified by the Board, provided that the Expiry Date may not be later than the fifth (5th) anniversary of the Award Date;

(a)	in respect of any RSU, the date specified in the applicable RSU Agreement, if any, as the date on which the RSU will be terminated and cancelled or, if no such date is specified in the RSU Agreement, December 31 of the third (3rd) calendar year following the Award Date.

“Market Value” means the closing trading price of the Shares on the Nasdaq Stock Market or the Toronto Stock Exchange, as the case may be, on the applicable date, or if there is no closing trading price on that date, then on the last preceding date on which such a closing trading price was reported.

“Option” means a right granted to a Participant to purchase Shares on the terms set out in the Plan.

“Option Agreement” means a signed, written agreement (which may be in electronic form), between a Participant and the Corporation, substantially in the form attached as Schedule “A” hereto, subject to any amendments or additions thereto as may, in the discretion of the Board, be necessary or advisable, evidencing the terms and conditions on which an Option has been granted under this Plan.

“Option Period” means the period of time during which an Option granted under this Plan may be exercised.

“Participant” means an employee of a Participating Entity who the Board determines may participate in this Plan.

“Participating Entity” means the Corporation and any affiliate of the Corporation which is designated by the Board from time to time.

“Person” means any individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in such person’s capacity as trustee, executor, administrator or other legal representative.

“Plan” means this Blackberry Limited Equity Incentive Plan.

“Prior Plans” means the Corporation’s Stock Option Plan (Amended and Restated March 2012) and the Corporation’s 2005 Restricted Share Unit Plan (as amended).

“RSU” means a right granted to a Participant to receive a Share or a cash payment based on the Market Value of a Share that generally becomes Vested, if at all, following a period of continuous employment and subject to the RSU Vesting Conditions.

“RSU Account” has the meaning set out in Section 4.3.

“RSU Agreement” means a signed, written agreement (which may be in electronic form), between a Participant and the Corporation, substantially in the form attached as Schedule “B” hereto, subject to any amendments or additions thereto as may, in the discretion of the Board, be necessary or advisable, evidencing the terms and conditions on which an RSU has been granted under this Plan.

“RSU Vesting Conditions” means any conditions relating to a Participant’s continued service with a Participating Entity for a period of time and/or any other conditions in respect of the Vesting of RSUs determined by the Board at the time of the Award.

“Settlement Date” means, with respect to any RSU, the date upon which Vested RSUs under such Award shall be settled in the form elected by the Corporation pursuant to Section 4.4.

“Share” means a common share of the Corporation.

“Substitute Awards” shall mean Awards granted or Shares issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, in each case by a company acquired by the Company or any subsidiary of the Company or with which the Company or any subsidiary of the Company amalgamates.

“Termination Date” means:

(a)	subject to subparagraph (b) below, in the case of the termination of the Participant’s employment by a Participating Entity or the Participant’s resignation, the earlier of: (i) the date specified in the written notice of termination or resignation; and (ii) the last day worked by the Participant, provided such date shall not be prior to the last day of any minimum statutory notice period, if applicable; and

(b)	in the case of a Change of Control, where there is a termination of the Participant’s employment other than for Cause, the last day worked by the Participant.

“Trust Agreement” means the trust agreement between the Trustee and the Corporation providing for the purchase of Shares on the open market.

“Trustee” means the trustee selected by the Corporation to purchase Shares on the open market for settlement of RSU Awards pursuant to Section 4.4(b).

“Vested” means: (i) with respect to an Option, that it has become exercisable; and (ii) with respect to RSUs, the applicable RSU Vesting Conditions in relation to a whole or a percentage of the number of RSUs covered by an Award have been met. “Vest” and “Vesting” have corresponding meanings.

“Vesting Date” means: (i) with respect to an Option, the date on which it becomes exercisable; and (ii) with respect to RSUs, the date on which the applicable RSU Vesting Conditions are met.

“Vesting Period” means, with respect to an Award, a period specified by the Board, commencing on the Award Date and ending no later than immediately prior to the Expiry Date.

1.3	Interpretation

The Plan is to be interpreted as follows:

(a)	The use of headings is for ease of reference only and does not affect construction or interpretation of this Plan.

(b)	Where the context so requires, words importing the singular number include the plural and vice versa, and words importing the masculine gender include the feminine and neuter genders.

(c)	References to Sections and Subsections are references to sections and subsections in this Plan, unless otherwise specified.

(d)	All amounts paid or values to be determined under the Plan shall be in Canadian dollars.

(e)	Whenever the Board is to exercise discretion in the administration of the terms and conditions of this Plan or any Award, the term “discretion” means the “sole and absolute discretion” of the Board.

(f)	Where the words “including” or “includes” appear in this Plan, they mean “including (or includes) without limitation”.

1.4	Prior Plans

This Plan is intended to replace the Prior Plans, which Prior Plans shall be automatically terminated and replaced and superseded by this Plan on the date on which this Plan is approved by the Corporation’s shareholders, such that after the effective date of this Plan (as provided in Section 6.16), no awards may be granted under the Prior Plans. Notwithstanding the foregoing, any awards granted under the Prior Plans shall remain in effect pursuant to their terms (as they may be duly amended from time to time) and shall be governed by the terms of the Prior Plans, as applicable, under which they were first granted.

SECTION 2	ADMINISTRATION

2.1	Administration

This Plan will be administered by the Board and the Board has complete authority, in its discretion, to interpret the provisions of this Plan. In administering and interpreting the Plan, the Board may adopt, amend and rescind administrative guidelines and other rules and regulations relating to this Plan and make all other determinations and take all other actions necessary or advisable for the implementation and administration of this Plan which the Board determines, in its discretion, are necessary or advisable. The Board’s determinations and actions within its authority under this Plan are final, conclusive and binding on the Corporation, its affiliates and all other Persons.

2.2	Delegation to Committee

To the extent permitted by applicable law, the Board may, from time to time, delegate to the Committee all or any of the powers conferred on the Board under the Plan. In such event, references to the Board mean and include the Committee and the Committee will exercise the powers delegated to it by the Board in the manner and on the terms authorized by the Board. Any decisions made or actions taken by the Committee arising out of or in connection with the administration or interpretation of this Plan within its authority under this Plan, are final, conclusive and binding on the Participating Entities and all other Persons.

2.3	Eligibility

(a)	Participation in the Plan is entirely voluntary.

(b)	All employees of Participating Entities are eligible to participate in this Plan.

(c)	Eligibility to participate in the Plan does not confer upon any Person any right to be granted Awards pursuant to this Plan. In addition, no Participant has any claim or right to be granted an Award (including, without limitation, an Award granted in substitution for any Award that has expired pursuant to the terms of this Plan).

2.4	Taxes and Other Source Deductions

The Corporation is authorized to deduct or withhold from any amount payable or credited hereunder such taxes and other amounts as it may be required by applicable law to deduct or withhold and to remit the amounts deducted or withheld to the applicable governmental authority as required by applicable law. If a Participating Entity is required under applicable law to deduct or withhold and remit to the applicable government authority an amount on account of tax in respect of any amount paid hereunder and there is insufficient cash paid hereunder from which to make the required deduction or withholding, the Participant shall:

(a)	pay to the Participating Entity sufficient cash as is reasonably determined by the Participating Entity to be the amount necessary to permit the required remittance;

(b)	authorize the Participating Entity, on behalf of the Participant, to sell in the market on such terms and at such time or times as the Participating Entity determines, a portion of the Shares issued hereunder to realize cash proceeds to be used to satisfy the required tax remittance; or

(c)	make other arrangements acceptable to the Participating Entity to fund the required tax remittance.

2.5	Information

Each Participant shall provide the Corporation with all information the Corporation requires from that Participant in order to administer this Plan.

2.6	Indemnification

Each member of the Board and the Committee is indemnified and held harmless by the Corporation against any cost or expense arising out of any act or omission in connection with this Plan to the extent permitted by applicable law. This indemnification is in addition to any rights of indemnification a Board or Committee member may have as director or otherwise.

2.7	Governing Law

This Plan shall be governed by and construed and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

2.8	Total Shares Subject to Awards

(a)	Number of Shares. Subject to adjustment as provided in Section 6, a total of 13,375,000 Shares shall be authorized for Awards granted under the Plan, less 0.625 Share for every one (1) Share that was subject to an option granted after March 2, 2013 under any Prior Plan and one (1) Share for every one (1) Share that was subject to an award other than an option granted after March 2, 2013 under any Prior Plan. Any Shares that are subject to Options shall be counted against this limit as 0.625 Share for every one (1) Option granted, and any Shares that are subject to Awards other than Options shall be counted against this limit as one (1) Share for every one (1) share unit. After the effective date of the Plan (as provided in Section 6.16), no awards may be granted under any Prior Plan.

(b)	If (i) any Shares subject to an Award are forfeited, an Award expires or an Award is settled for cash (in whole or in part), or (ii) after March 2, 2013 any Shares subject to an award under any Prior Plan are forfeited, an award under any Prior Plan expires or is settled for cash (in whole or in part), then in each such case the Shares subject to such Award or award under any Prior Plan shall, to the extent of such forfeiture, expiration or cash settlement, be added to the Shares available for Awards under the Plan, in accordance with Section 2.8(d) below. In the event that withholding tax liabilities arising from an Award other than an Option or, after March 2, 2013, an award other than an option under any Prior Plan are satisfied by the tendering of Shares (either actually or by attestation) or by the withholding of Shares by the Corporation, the Shares so tendered or withheld shall be added to the Shares available for Awards under the Plan in accordance with Section 2.8(d) below. Notwithstanding anything to the contrary contained herein, the following Shares shall not be added to the Shares authorized for grant under paragraph (a) of this Section: (i) Shares tendered by the Participant or withheld by the Corporation in payment of the purchase price of an Option or, after March 2, 2013, an option under any Prior Plan; (ii) Shares tendered by the Participant or withheld by the Corporation to satisfy any tax withholding obligation with respect to Options or, after March 2, 2013, options under any Prior Plan; and (iii) Shares reacquired by the Corporation on the open market or otherwise using cash proceeds from the exercise of Options, or after March 2, 2013, options under any Prior Plan.

(c)	Substitute Awards shall not reduce the Shares authorized for grant under the Plan, nor shall Shares subject to a Substitute Award be added to the Shares available for Awards under the Plan as provided in paragraph (b) above. Additionally, in the event that a company acquired by the Corporation or any subsidiary of the Corporation or with which the Corporation or any subsidiary of the Corporation combines has shares available under a pre-existing plan approved by shareholders and not adopted in contemplation of such acquisition or arrangement, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or arrangement to determine the consideration payable to the holders of common shares of the entities party to such acquisition or arrangement) may be used for Awards under the Plan and shall not reduce the Shares authorized for grant under the Plan (and Shares subject to such Awards shall not be added to the Shares available for Awards under the Plan as provided in paragraphs (b) above); provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or arrangement, and shall only be made to individuals who were not employees or directors prior to such acquisition or arrangement.

(d)	Any Shares that again become available for Awards under the Plan pursuant to this Section shall be added as (i) 0.625 Share for every one (1) Share subject to Options granted under the Plan or options granted under any Prior Plan, and (ii) as one (1) Share for every one (1) Share subject to Awards other than Options granted under the Plan or awards other than options granted under any Prior Plan.

2.9	Insider Participation Limits

The grant of Awards under the Plan is subject to the following limitations:

(a)	No more than 10% of the Corporation’s outstanding Shares may be issued under the Plan or pursuant to any other security based compensation arrangements of the Corporation in any one (1) year period.

(b)	No more than 5% of the Corporation’s outstanding Shares may be issued under the Plan or pursuant to any other security based compensation arrangements of the Corporation to any one Participant.

(c)	No more than 10% of the Corporation’s outstanding Shares may be issued to insiders under the Plan or under any other security based compensation arrangements of the Corporation within any one (1) year period or be issuable to insiders at any time.

(d)	For the purposes of this Plan, “insider” and “security based compensation arrangement” have the meanings set out in the TSX Company Manual.

2.10	Award Agreements

All grants of Awards under this Plan will be evidenced by Award Agreements. Any one of the Chief Financial Officer or the Executive Vice President of Human Resources of the Corporation is authorized and empowered to execute on behalf of the Corporation and deliver an Award Agreement to a Participant.

SECTION 3	GRANT OF OPTIONS

3.1	Grant of Options

Subject to Section 2.8, the Board may, in its discretion, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Board may prescribe, grant Options to any Participant, and the Participant shall execute an Option Agreement evidencing the same.

3.2	Exercise Price

The Exercise Price under any Option will be as determined by the Board at the time the Option is granted but may not be less than the Market Value of a Share at the Award Date.

3.3	Term of Options

Subject to Section 3.8 and to any accelerated termination pursuant to the Plan, each Option expires on the Expiry Date.

3.4	Vesting

Each Option shall vest and be exercisable at such times, in such manner and subject to such terms and conditions as the Committee may, in its sole discretion, specify in the applicable Option Agreement.

3.5	Payment of Exercise Price

Subject to the provisions of this Plan and any Option Agreement, Options may be exercised by delivery of a fully completed Exercise Notice to the Secretary of the Corporation accompanied by payment in full of the applicable Exercise Price. The Exercise Price may be paid by wire transfer, certified cheque, bank draft or money order payable to the Corporation.

3.6	Issue of Shares

No Shares will be issued or transferred until full payment of the Exercise Price therefor has been received by the Corporation and all conditions to the issue of the Shares have been met. As soon as practicable after receipt of any Exercise Notice and full payment of the Exercise Price and the satisfaction of all conditions to the issue of the Shares, the Corporation will deliver or cause to be delivered to the Participant a certificate or certificates representing the acquired Shares or other evidence of the issuance of the acquired Shares.

3.7	Conditions to Delivery of Shares

The Corporation’s obligation to issue and deliver Shares upon the exercise of any Option is subject to:

(a)	the satisfaction of all requirements under applicable laws in respect thereof and obtaining all approvals the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof, including shareholder approval, if required;

(b)	if such Shares are listed on any stock exchange in Canada or the United States, compliance with the requirements of such stock exchanges; and

(c)	the receipt from the Participant of such representations, warranties, agreements and undertakings, including to future dealings in the such Shares, as the Corporation or its counsel determines to be necessary or advisable in order to ensure compliance with applicable laws.

3.8	Extension of Options that Expire During a Blackout Period

If an Option would otherwise expire during a Blackout Period, the term of such Option shall automatically be extended until ten (10) Business Days after the end of the Blackout Period.

3.9	Effect of Exercise

A Participant shall have no further rights, title or interest with respect to any Option that has been exercised.

No dividends or dividend equivalents may be granted in connection with an Option.

Other than pursuant to Section 6, the Committee shall not without the approval of the Corporation’s shareholders (a) lower the option price per Share of an Option after it is granted, (b) cancel an Option when the option price per Share exceeds the Market Value of one Share in exchange for cash or another award (other than in connection with a Change in Control), or (c) take any other action with respect to an Option that would be treated as a repricing under the rules and regulations of the stock exchanges in Canada and the United States on which the Shares are listed.

SECTION 4	GRANT OF RSUs

4.1	Grant of RSUs

The Board may, in its discretion, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Board may prescribe, grant RSUs to any Participant, and the Participant shall execute an RSU Agreement.

4.2	Number of RSUs

Each Award Agreement shall set forth the Award Date of the RSUs evidenced thereby, the number of RSUs subject to such Award (or the aggregate dollar value of the Award that will be divided by the Market Value on the Award Date and rounded down to determine the number of RSUs), the RSU Vesting Conditions and the applicable Vesting Period(s) and may specify such other terms and conditions as required under any provision of the Plan. In the event that the Participant does not remain actively employed by a Participating Entity during a Vesting Period due to an approved leave of absence, the Vesting Period may be extended by the Board for a time period equal to the length of the approved leave of absence, provided that the applicable Vesting Date shall occur prior to the Expiry Date.

4.3	RSU Accounts

An RSU Account shall be maintained by the Corporation for each Participant and will be credited with such notional grants of RSUs as are received by a Participant from time to time. RSUs that fail to Vest in a Participant, or that are paid out to the Participant, shall be cancelled and shall cease to be recorded in the Participant’s RSU Account as of the date on which such RSUs are forfeited or cancelled under the Plan or are settled, as the case may be.

No dividends or dividend equivalents may be credited in connection with an RSU.

4.4	Settlement of RSU Awards

On the Vesting Date, or as soon as practicable following a Vesting Date, such day being the Settlement Date provided that such Settlement Date may not be later than the Expiry Date, the Corporation shall:

(a)	subject to Section 2.8, issue from treasury the number of Shares that are issuable to the Participant on the Settlement Date, as fully paid and non-assessable shares;

(b)	cause the Trustee to deliver to the Participant the number of Shares purchased on the open market that are covered by the Vested RSUs at the Settlement Date; or

(c)	pay an amount in cash to the Participant equal to the aggregate Market Value of the Shares covered by the Vested RSUs at the Settlement Date.

Whether a Vested RSU is settled in accordance with Section 4.4(a), (b) or (c) shall be at the sole discretion of the Corporation. Pursuant to Section 4.4(b), the obligations of the Corporation to provide the Trustee with the funds necessary to purchase the Shares and the Trustee to purchase and deliver the Shares shall be in accordance with the terms and conditions of the Trust Agreement.

SECTION 5	TERMINATION OF EMPLOYMENT

5.1	Termination of Employment

If the Participant ceases to be employed by a Participating Entity, the Participant shall forfeit all rights, title and interest in the Participant’s Awards which are not Vested on the Termination Date. The Participant may exercise the Participant’s Options which are Vested on the Termination Date until the earlier of: (i) the Expiry Date; and (ii) ninety (90) days after the Termination Date, after which time all Options expire.

5.2	Death of the Participant

All rights, title and interest in the Participant’s Awards which are not Vested on the Participant’s death shall immediately vest on the date of the Participant’s death. All of the Participant’s Vested Options may be exercised by the Participant’s estate, until the earlier of: (i) the Expiry Date; and (ii) six (6) months after the date of the Participant’s death, after which time all Options expire. All of the Participant’s Vested RSUs shall be settled by the Corporation in accordance with Section 4.4 and the Shares or the cash payment will be provided to the Participant’s estate.

5.3	Termination or following a Change of Control

Notwithstanding Section 5.1, if on or following a Change of Control, (A) the employment of the Participant is terminated other than for Cause during the Change of Control Period or, (B) if the Corporation or any entity which is or would be the successor to the Corporation or which may issue securities in exchange for Shares in connection with the Change of Control becoming effective has not assumed or replaced on substantially similar terms the Participant’s existing Awards under the Plan: all Awards granted to the Participant shall immediately Vest; all restrictions shall lapse; and all Vested Options may be exercised by the Participant until the earlier of the applicable Expiry Date and one (1) year after (i) the Termination Date or (ii) the effective date of the Change of Control, as applicable, after which time all Options Expire, and all Vested RSUs shall be settled by the Corporation in accordance with Section 4.4.

5.4	Discretion to Permit Exercise

Subject to applicable laws, the Board may, in its discretion, at any time permit the exercise of any or all Awards held by the Participant or by the Participant’s estate, as the case may be, in the manner and on the terms authorized by the Board in its discretion, provided that the Board and the Committee may not, in any case, authorize the exercise of an Award pursuant to this Section 5 beyond the Expiry Date.

5.5	Employment Agreements

Sections 5.1, 5.2 and 5.3 of the Plan are subject to the terms and conditions of the Participant’s Employment Agreement.

SECTION 6	ADJUSTMENTS

6.1	General

The provisions contained in this Plan and any Award Agreement and the existence of any Awards shall not affect in any way the right of the Corporation or its shareholders or affiliates to take any action, including any change in the Corporation’s capital structure or its business, or any acquisition, disposition, amalgamation, combination, merger or consolidation, or the creation or issuance of any bonds, debentures, shares or other securities of the Corporation or of an affiliate thereof or the determination of the rights and conditions attaching thereto, or the dissolution or liquidation of the Corporation or of any of its affiliates or any sale or transfer of all or any part of their respective assets or businesses, whether or not any such corporate action or proceeding would have an adverse effect on this Plan or any Awards granted hereunder.

6.2	Reorganization of the Corporation’s Capital

If the Corporation effects a subdivision or consolidation of Shares or any similar capital reorganization, amalgamation, combination, recapitalization, stock split, reverse stock split, spin-off, or a payment of a dividend (whether in cash, shares or other property, other than an ordinary cash dividend), or if any other change is made in the capitalization of the Corporation that, in the opinion of the Board, would warrant the amendment or replacement of any existing Awards in order to adjust:

(a)	the number of Shares that may be acquired on the exercise of any outstanding Options;

(b)	the Exercise Price of any outstanding Options; or

(c)	the number of RSUs in the Participant’s RSU Account;

in order to preserve proportionately the rights and obligations of the Participants, the Board will authorize such steps to be taken as may be equitable and appropriate to that end.

6.3	Change of Control

In the event of a Change of Control, the Board shall have the authority to take all necessary steps so as to ensure the preservation of the economic interests of the Participants in, and to prevent the dilution or enlargement of, any Options or RSUs, which unless otherwise provided in an Award Agreement shall include ensuring that the Corporation or any entity which is or would be the successor to the Corporation or which may issue securities in exchange for Shares upon the Change of Control becoming effective will assume each outstanding Award, or will provide each Participant with new or replacement or amended Options or RSUs which will continue to Vest following the Change of Control on similar terms and conditions as provided in this Plan.

6.4	Fractional Shares

No fractional Shares will be issued on the exercise of an Option or the settlement of a RSU. Accordingly, if as a result of any adjustment to either the Exercise Price or the number of Shares issuable on exercise of an Option is made pursuant to the Plan, or to the number of RSUs in the Participant’s RSU Account, the Participant would become entitled to receive a fractional Share on the exercise of an Option or the settlement of a RSU, the Participant has the right to acquire only the number of full Shares and no payment or other adjustment will be made with respect to the fractional Shares so disregarded.

6.5	Legal Requirement

The Corporation is not obligated to grant any Awards, issue or cause to be purchased any Shares or other securities, make any payments or take any other action if, in the opinion of the Board, in its discretion, such action would constitute a violation by a Participant or the Corporation of any provision of any applicable statutory or regulatory requirement of any government or governmental authority.

6.6	Rights of Participant

The granting of any Award is not to be construed as giving a Participant a right to remain in the employ of a Participating Entity. The participation in the Plan by an employee of a Participating Entity shall be entirely optional.

6.7	Amendment or Discontinuance

Subject to the final sentence of this Section 6.7, the Board may amend, suspend or terminate the Plan, or any portion thereof, at any time, subject to those provisions of applicable law (including, without limitation, the applicable rules, regulations and policies of any stock exchange) that require the approval of shareholders or any governmental or regulatory body. The Board may make amendments to the Plan or to any Award outstanding thereunder without seeking shareholder approval, except for the following types of amendments:

(a)	increasing the number of Shares reserved for issuance under the Plan or other Plan limits;

(b)	any change to the definition of Participant;

(c)	reducing the Exercise Price of an Option, except pursuant to Sections 6.2, or any cancellation and reissue of an Option;

(d)	extending the Expiry Date of an Award, except the automatic extension of an Award pursuant to Sections 3.8 or 4.2 or 4.4;

(e)	permitting Awards to be transferred other than by testate or intestate succession;

(f)	permitting the addition or modification of a cashless exercise feature, payable in cash or Shares, unless it provides for a full deduction of the number of underlying Shares from the Plan reserve;

(g)	permitting awards, other than Awards, to be made under the Plan;

(h)	amendments to this Section 6.7; or

(i)	amendments to the Plan required to be approved by shareholders under applicable law.

Except as expressly set forth in the Plan, no action of the Board may adversely alter or impair the rights of a Participant under any Award previously granted to the Participant without the consent of the affected Participant.

6.8	Severability

If any provision of this Plan or any Award Agreement is determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions are severable and enforceable in accordance with their terms, and all provisions will remain enforceable in any other jurisdiction.

6.9	General Restrictions and Assignment

(a)	Except as required by law, the rights of a Participant under this Plan are not capable of being anticipated, assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the Participant.

(b)	Rights and obligations under this Plan may be assigned by the Corporation to a successor in the business of the Corporation, any corporation resulting from any amalgamation, reorganization, combination, merger or arrangement of the Corporation, or any corporation acquiring all or substantially all of the assets or business of the Corporation.

6.10	Market Fluctuations

(a)	No amount will be paid to, or in respect of, a Participant under this Plan (including any Award and any Shares that have not been issued or as to which any applicable restriction has not lapsed), to compensate for a downward fluctuation in the price of the Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose. Awards may be exercised during the life of the Participant only by the Participant or the Participant’s guardian or legal representative.

(b)	The Corporation makes no representations or warranties to Participants with respect to this Plan or the Awards whatsoever. Participants are expressly advised that the value of any Awards will fluctuate as the trading price of the Shares fluctuates.

(c)	In seeking the benefits of participation in this Plan, a Participant agrees to exclusively accept all risks associated with a decline in the market price of the Shares and all other risks associated with the Awards.

6.11	No Shareholder Rights

Under no circumstances shall Awards be considered Shares or other securities of the Corporation, nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Shares or other securities of the Corporation, nor shall any Participant be considered the owner of Shares by virtue of the grant of Awards.

6.12	Unfunded and Unsecured Plan

This Plan shall be unfunded and the Corporation will not secure its obligations under this Plan. To the extent any Participant or his or her estate holds any rights by virtue of a grant of Awards under this Plan, such rights shall be no greater than the rights of an unsecured creditor of the Corporation.

6.13	Non-Exclusivity

Nothing contained in this Plan prevents the Board from adopting other or additional compensation arrangements for the benefit of any Participant, subject to any required regulatory or shareholder approval.

6.14	Other Employee Benefits

The amount of any compensation deemed to be received by a Participant as a result of the exercise of an Option or the settlement of an RSU will not constitute compensation with respect to which any other employee benefits of that Participant are determined including, without limitation, benefits under any bonus, pension, profit-sharing, insurance or salary continuation plan, except as otherwise specifically determined by the Board in writing.

6.15	Tax Consequences

It is the responsibility of the Participant to complete and file any tax returns and pay all taxes that may be required under Canadian or other tax laws within the periods specified in those laws as a result of the Participant’s participation in the Plan. No Participating Entity shall be held responsible for any tax consequences to a Participant as a result of the Participant’s participation in the Plan.

6.16	Effective Date

This Plan will become effective July —, 2013.

SCHEDULE “E”

SAY ON PAY POLICY

‘Say on Pay’ Advisory Vote

The Board (the “Board”) of Research In Motion Limited (the “Company”) believes that the Company’s shareholders should have the opportunity to understand the objectives, strategy and philosophy that the Board has used in its approach to executive compensation decisions and to have an advisory vote on the Board’s approach to executive compensation.

Purpose of the ‘Say on Pay’ Advisory Vote

The purpose of the ‘Say on Pay’ advisory vote is to provide appropriate accountability to the shareholders of the Company for the Board’s compensation decisions by giving shareholders a formal opportunity to provide their views on the Board’s approach to executive compensation. While shareholders will provide their collective advisory vote, the Board remains fully responsible for its compensation decisions and is not relieved of these responsibilities by a positive advisory vote by shareholders.

Form of Resolution

The management information circular distributed in advance of each annual meeting of shareholders will ask shareholders to consider an annual non-binding advisory resolution substantially in the following form:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the Company’s information circular delivered in advance of the [insert year] annual meeting of shareholders.

Approval of the above resolution will require an affirmative vote of a majority of the votes cast at the annual meeting of shareholders.

Results of the ‘Say on Pay’ Advisory Vote

As this is an advisory vote, the results will not be binding upon the Board. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to significantly increase their engagement with shareholders on compensation and related matters.

The Company will disclose the results of the shareholder advisory vote as a part of its report on voting results for the meeting.

In the event that a significant number of shareholders cast votes against the resolution, the Board will consult with its shareholders, particularly those who are known by the Company to have voted against it, in order to understand their concerns. The Board will also review its approach to executive compensation in the context of those concerns. Shareholders who have voted against the resolution will also be encouraged to contact the Board to discuss their specific concerns. In the event a majority of the votes cast on the resolution are positive, but holders of a significant number of shares in the Company have voted negatively, the Board may nonetheless, at its discretion, undertake the above engagement process.

The Board will disclose to shareholders as soon as is practicable, ideally within six months of the vote, and no later than in the management information circular for its next annual meeting, a summary of the significant comments relating to compensation received from shareholders in the above engagement process and an explanation of the changes to the Company’s approach to executive compensation made or to be made by the Board or why no changes will be made.

E-1

Review of this Policy

The Board recognizes that ‘Say on Pay’ is an evolving area in Canada and globally, and will review this Policy annually with a view to assessing its effectiveness relative to its objectives.

E-2

9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class Holder Account Number

____

Fold

This Form of Proxy is solicited by and on behalf of Management of the Company.

Notes to proxy
1.

Every holder of common shares (“Common Shares”) of the Company has the right to appoint some other person or company of their choice, who need not be a shareholder of the Company, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the Common Shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management of the Company to the holder.

5.	The Common Shares represented by this proxy will be voted or withheld from voting as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted FOR the matters listed in items 1-6.

6.	The Common Shares represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the Common Shares will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.	____ Fold

8.	This proxy should be read in conjunction with the accompanying Notice of Meeting and Management Information Circular of the Company.

Proxies submitted must be received by 10:00 a.m., Eastern Daylight Time, on July 5, 2013.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free	• Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now.	• You can enroll to receive future securityholder communications electronically by visiting www.computershare.com/eDelivery and clicking on “eDelivery Signup”.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for Common Shares held in the name of a corporation or Common Shares being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy, subject to the foregoing.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

00Z98A

+	+

Appointment of Proxyholder
I/We, being shareholder(s) of the Company hereby appoint: Thorsten Heins, President and Chief Executive Officer of the Company, or failing him, Barbara Stymiest, Chair of the Board of Directors of the Company.	OR	Print the name of the person you are appointing if this person is someone other than Thorsten Heins or Barbara Stymiest.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on my/our behalf in accordance with the following direction (or if no directions have been given, FOR the matters listed in items 1-6) and all other matters that may properly come before the Annual and Special Meeting of the shareholders (the “Meeting”) of the Company to be held on July 9, 2013, at the Humanities Theater, University of Waterloo, 200 University Avenue West, Waterloo, Ontario, N2L 3G1 at 10:00 a.m., and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors
	For	Withhold		For	Withhold		For	Withhold
01. Timothy Dattels	☐	☐	02. Thorsten Heins	☐	☐	03. David Kerr	☐	☐	____ Fold
04. Claudia Kotchka	☐	☐	05. Richard Lynch	☐	☐	06. Roger Martin	☐	☐
07. Bert Nordberg	☐	☐	08. Barbara Stymiest	☐	☐	09. Prem Watsa	☐	☐

	For	Withhold

2. Appointment of Auditors Resolution approving the re-appointment of Ernst & Young LLP as auditors of the Company and authorizing the Board of Directors to fix the auditors’ remuneration.	☐	☐
	For	Against

3. Changing the Company’s name from Research In Motion Limited to BlackBerry Limited

Special resolution approving the change of the Company’s name from Research In Motion Limited to BlackBerry Limited as disclosed in the Management Information Circular for the Meeting.

	☐	☐
	For	Against

4. Amendment and Restatement of By-Law No. A3 of the Company

Resolution approving an amendment and restatement of the Company’s By-Law No. A3 to improve alignment with the Business Corporations Act (Ontario) and market standards as disclosed in the Management Information Circular for the Meeting.

	☐	☐
	For	Against

5. Approval of a New Equity Incentive Plan

Resolution approving the establishment of a new equity incentive plan to replace the Company’s existing restricted share unit and stock option plans as disclosed in the Management Information Circular for the Meeting.

	☐	☐	____ Fold
	For	Against

6. Advisory Vote on Executive Compensation

Non-binding advisory resolution that the shareholders accept the Company’s approach to executive compensation as disclosed in the Management Information Circular for the Meeting.

	☐	☐

Authorized Signature(s) – This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted FOR the matters listed in items 1-6.

DD/MM/YY

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐	Information Circular - Mark this box if you would like to receive the Information Circular by mail for the next securityholders’ meeting.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

¢	1 6 9 9 9 2	A R 2	R I M Q	+

00Z99A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RESEARCH IN MOTION LIMITED
(Registrant)

Date:	May 31, 2013	By:	/S/ EDEL EBBS
			Name:	Edel Ebbs
			Title:	Executive Vice President, Executive Operations & Corporate Strategy, Office of the CEO